Filed pursuant to Rule 424(b)(3)

Registration No. 333-112433

THE FORM 425 FILED BY BANCSHARES OF FLORIDA ON DECEMBER 19, 2003 WAS NOT RELATED IN ANY WAY TO HORIZON FINANCIAL CORP., BELLINGHAM, WASHINGTON - SEC NO. 000-27062. HORIZON FINANCIAL CORP., PEMBROKE PINES, FLORIDA IS NOT CONNECTED WITH OR AFFILIATED WITH HORIZON FINANCIAL CORP., BELLINGHAM, WASHINGTON.

HORIZON FINANCIAL CORP.

1851 NW 125th Avenue, Suite 100

Pembroke Pines, Florida 33028

(954) 443-5210

February 20, 2004

Dear Horizon Shareholder:

You are cordially invited to attend a special meeting of the shareholders of Horizon Financial Corp. to be held on Wednesday, March 17, 2004 at 8:00 a.m. local time, at our corporate headquarters located at 1851 NW 125th Avenue, Suite 100 Pembroke Pines, Florida. At this special meeting, you will be asked to consider and vote upon an Agreement and Plan of Merger pursuant to which Horizon will be merged with and into Bancshares of Florida, Inc., a Florida bank holding company. If the merger agreement is approved at the special meeting and the merger is completed, each share of common stock of Horizon will be converted, at the effective time of the merger, into the right to receive 1.000 shares of Bancshares of Florida’s common stock, subject to possible adjustment in accordance with the terms of the merger agreement.

Bancshares of Florida’s common stock is traded on the Nasdaq SmallCap Market under the symbol “BOFL.” The closing price of Bancshares of Florida’s common stock on February 12, 2004 was $16.25.

The merger cannot be completed unless Horizon’s shareholders approve the merger agreement at the special meeting. If you were a shareholder of record of Horizon’s common stock on February 13, 2004, you are entitled to vote at the special meeting. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD.

This joint proxy statement/prospectus provides you with detailed information about the merger, Bancshares of Florida and the shares of Bancshares of Florida’s common stock that will be issued if the merger is completed. We encourage you to read this entire document carefully.

THE BOARD OF DIRECTORS OF HORIZON BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF HORIZON’S SHAREHOLDERS. THE BOARD HAS APPROVED THE MERGER WITH BANCSHARES OF FLORIDA AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND TO ADJOURN THE SPECIAL MEETING.

Sincerely,

Thomas E. Lunak

President and Chief Executive Officer

Neither the Securities and Exchange Commission, nor the Federal Deposit Insurance Corporation (“FDIC”), nor any state securities commission has approved of the Bancshares of Florida’s common stock to be issued in the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense. The shares of Bancshares of Florida’s common stock to be issued to Horizon’s shareholders are not deposits or savings accounts and are not obligations of or guaranteed by Bancshares of Florida or its subsidiaries. They are not insured by the FDIC or any other government agency and are subject to investment risk, including the possible loss of principal.

Horizon’s shareholders have dissenters’ rights under Florida law. Please see “Dissenters’ Rights” on page 56 of this Joint Proxy Statement/Prospectus for more information.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents we refer you to in this document. If someone provides you with other information, please do not rely on it as being authorized by us.

This joint proxy/prospectus has been prepared as of February 17, 2004. There may be changes in the affairs of Bancshares of Florida or Horizon since that date which are not reflected in this document.

The Joint Proxy Statement/Prospectus is dated February 17, 2004, and is being mailed to Horizon’s shareholders and Bancshares of Florida’s shareholders on or about February 20, 2004.

1185 Immokalee Road

Naples, FL 34110

(239) 254-2100

February 20, 2004

Dear Bancshares of Florida Shareholder:

You are cordially invited to attend a special meeting of the shareholders of Bancshares of Florida, Inc., to be held on Thursday, April 8, 2004, at 4:30 p.m. local time, at our corporate headquarters located at 1185 Immokalee Road in Naples, Florida. At the special meeting, you will be asked to consider and vote upon the issuance of Bancshares of Florida’s common stock to the shareholders of Horizon Financial Corp. in the merger of Horizon with and into Bancshares of Florida.

If the issuance of the shares of common stock is approved at the special meeting and the merger is completed, Bancshares of Florida will issue up to 1.000 share of common stock in exchange for each share of Horizon’s common stock outstanding at the time of the merger. The exchange ratio is subject to adjustment in accordance with the terms of the merger agreement

The merger cannot be completed unless Bancshares of Florida’s shareholders approve the issuance of the stock at the special meeting and the Horizon shareholders approve the merger agreement. If you were a shareholder of record of Bancshares of Florida’s common stock on February 6, 2004, you are entitled to vote at the special meeting. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD.

This joint proxy statement/prospectus provides you with detailed information about the merger. We encourage you to read this entire document carefully.

THE BOARD OF DIRECTORS OF BANCSHARES OF FLORIDA UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE ISSUANCE OF THE STOCK AND TO ADJOURN THE SPECIAL MEETING IF NECESSARY TO SOLICIT ADDITIONAL PROXIES.

Sincerely,

Michael L. McMullan

President and Chief Executive Officer

HOW TO OBTAIN ADDITIONAL INFORMATION

This Joint Proxy Statement/Prospectus incorporates important business and financial information that is not included in, or delivered with, this document. This information is described on page 104 under “Where You Can Get More Information.” The information is available without charge to shareholders upon written or verbal request. Shareholders should contact either:

Michael L. McMullan	Thomas E. Lunak
President and Chief Executive Officer	President and CEO
Bancshares of Florida, Inc.	Horizon Financial Corp.
1185 Immokalee Road	1851 NW 125th Avenue, Suite 100
Naples, Florida 34110	Pembroke Pines, Florida 33028-2596
(239) 254-2100	(954) 443-5200

In order to obtain timely copies of such information free of charge Horizon shareholders must request the information no later than March 10, 2004, and Bancshares of Florida shareholders must request the information no later than April 1, 2004.

HORIZON FINANCIAL CORP.

1851 NW 125th Avenue, Suite 100

Pembroke Pines, Florida 33028

(954) 443-5200

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MARCH 17, 2004

To the Shareholders of Horizon Financial Corp.:

A special meeting of the shareholders of Horizon Financial Corp. will be held Wednesday, March 17, 2004 at 8:00 a.m. local time, at our corporate headquarters located at 1851 NW 125th Avenue, Suite 100, Pembroke Pines, Florida, for the following purposes:

(1)	To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger pursuant to which Horizon will be merged with and into Bancshares of Florida, Inc.

(2)	to adjourn the special meeting in order to solicit additional proxies in the event there is an insufficient number of votes present to adopt Proposal 1.

The merger agreement is more completely described in the accompanying Joint Proxy Statement/Prospectus, and a copy of the merger agreement is attached as Appendix A to the Joint Proxy Statement/Prospectus. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER FULLY THE INFORMATION CONTAINED THEREIN.

Action may be taken on the above proposals at the special meeting on the date specified above or on any date or dates to which the special meeting may be adjourned or postponed. Only holders of record of Horizon’s common stock at the close of business on February 13, 2004, the record date for the special meeting, will be entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof. The affirmative vote of Horizon shareholders owning a majority of the outstanding shares of Horizon’s common stock is required for approval of the merger agreement and of the merger.

THE BOARD OF DIRECTORS OF HORIZON RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER AGREEMENT AND TO ADJOURN THE SPECIAL MEETING.

Your vote is important. Whether or not you plan to attend the special meeting in person, please complete, sign and date the enclosed proxy card and return it without delay in the enclosed postage-paid envelope. This will ensure your representation at the special meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the special meeting. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Corporate Secretary of Horizon a written revocation bearing a later date, or by attending and voting in person at the special meeting.

By Order of the Board of Directors

Thomas E. Lunak

President and Chief Executive Officer

Pembroke Pines, Florida

February 20, 2004

PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD,

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

1185 Immokalee Road,

Naples, FL 34110

(239) 254-2100

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD APRIL 8, 2004

To the Shareholders of Bancshares of Florida:

A special meeting of the shareholders of Bancshares of Florida, Inc., will be held on Thursday, April 8, 2004, at 4:30 p.m. local time, at our corporate headquarters located at 1185 Immokalee Road, in Naples, Florida., for the purpose of considering and voting upon the following:

(1)	a proposal to approve the issuance of shares of Bancshares of Florida’s common stock in connection with a merger of Horizon Financial Corp. with and into Bancshares of Florida;

(2)	to adjourn the special meeting in order to solicit additional proxies in the event there is an insufficient number of votes present to approve Proposal 1.

The merger agreement is more completely described in the accompanying Joint Proxy Statement/Prospectus, and a copy of the merger agreement is attached as Appendix A to the Joint Proxy Statement/Prospectus. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER FULLY THE INFORMATION SET FORTH THEREIN.

Action may be taken on the above proposals at the special meeting on the date specified above, or on any date or dates to which the special meeting may be adjourned or postponed. Only holders of record of Bancshares of Florida’s common stock at the close of business on February 6, 2004, the record date for the special meeting, will be entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof. The proposal to approve the issuance of the common stock in connection with the merger requires that the votes cast at the special meeting in favor of the proposal exceed the votes cast against the proposal.

THE BOARD OF DIRECTORS OF BANCSHARES OF FLORIDA UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ISSUANCE OF THE COMMON STOCK IN CONNECTION WITH THE MERGER AND TO ADJOURN THE SPECIAL MEETING.

Your vote is important. Whether or not you plan to attend the special meeting in person, please complete, sign and date the enclosed proxy card and return it without delay in the enclosed postage-paid envelope. This will ensure your representation at the special meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the special meeting. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Corporate Secretary of Bancshares of Florida a written revocation bearing a later date, or by attending and voting at the special meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Arlette Yassa, Secretary

Dated February 20, 2004

PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

ADDITIONAL INFORMATION

The Boards of Directors of Bancshares of Florida, Inc. and Horizon Financial Corp. have agreed to a transaction that will result in Horizon being merged with and into Bancshares of Florida and Horizon Bank, FSB, Horizon Financial’s wholly owned subsidiary, becoming a wholly owned subsidiary of Bancshares of Florida. Some important facts about this transaction are listed below.

Facts for Horizon’s Shareholders

•	Horizon Financial Corp. will merge with and into Bancshares of Florida.

•	Horizon Bank will become a wholly owned subsidiary of Bancshares of Florida.

•	Horizon shareholders will exchange all of their shares outstanding on the record date, an aggregate of 737,617 shares, for shares of Bancshares of Florida’ common stock. In addition, Bancshares of Florida expects to issue approximately 11,789 of its shares and pay approximately $440,000 in cash as consideration for the cancellation of Horizon’s outstanding stock options and warrants which are not assumed by Bancshares of Florida.

•	Your Board of Directors unanimously recommends the merger.

•	The per share merger consideration will be one share of Bancshares of Florida common stock for one share of Horizon common stock, if Bancshares of Florida’s average closing price is between $11.00 and $16.00 per share for the 20 trading days immediately preceding the trading day prior to the closing. If the average closing price is greater than $16.00, the exchange would be adjusted to be equal to $16.00 per share divided by the average closing price, or less than one-for-one. If the average closing price is less than $11.00, Bancshares of Florida will have the option to adjust the exchange rate by increasing the amount of their shares to be exchanged, and in the event that Bancshares would choose not to increase the shares to be exchanged, Horizon has the option to terminate the merger. Bancshares of Florida anticipates issuing 737,617 shares, assuming Bancshares of Florida’s average closing price is between $11.00 and $16.00 per share. Based on the closing price of common stock on December 17, 2003 of $14.00 per share, the merger consideration would equal approximately $11.0 million.

•	After the exchange, assuming an exchange of 749,306 Horizon shares for Bancshares shares, Horizon’s shareholders will own approximately 19.57% of the outstanding shares of common stock of Bancshares of Florida.

•	Except under certain circumstances, the exchange will be tax free to you. We recommend, however, that every shareholder consult their own tax advisor to determine what effect the exchange will have on their personal tax position.

•	Horizon plans to hold a special meeting of shareholders on March 17, 2004 to vote on the merger.

•	We expect to complete the merger by June 30, 2004.

Facts for Bancshares of Florida’s Shareholders

•	Horizon Financial Corp. will merge with and into Bancshares of Florida.

•	Horizon Bank will become a wholly-owned subsidiary of Bancshares of Florida.

•	In the merger, you will keep the Bancshares of Florida common stock you own, and your rights as a shareholder of Bancshares of Florida will not be affected by the acquisition of Horizon.

•	Your Board of Directors unanimously recommends that you approve the issuance of our common stock in the merger.

•	After the merger, Bancshares of Florida’s current shareholders will own approximately 80.43% of the outstanding shares of common stock of Bancshares of Florida.

•	The merger will be tax-free to you.

•	Bancshares of Florida plans to hold a special meeting of shareholders on April 8, 2004, to vote on the issuance of our common stock in the merger.

•	We expect the merger to be completed by June 30, 2004.

This Document. This document serves two purposes. It is a Joint Proxy Statement being distributed by Horizon and Bancshares of Florida to their shareholders in connection with the special shareholders’ meeting of Horizon and the special shareholders’ meeting of Bancshares of Florida to consider approval of the merger agreement and the issuance of Bancshares of Florida stock to Horizon’s shareholders. It is also Bancshares of Florida’s Prospectus offering to issue shares of its common stock in exchange for shares of Horizon’s common stock. This document is therefore referred to as the Joint Proxy Statement/Prospectus. It contains important information about the merger. You should read it carefully.

Merger Consideration. If the merger is approved, Horizon’s shareholders will receive Bancshares of Florida common stock in exchange for their shares of Horizon common stock. In exchange for all of the currently outstanding shares of common stock of Horizon, it is expected that Bancshares of Florida will issue to Horizon’s shareholders an aggregate of 737,617 shares of Bancshares of Florida common stock. The actual number of shares of common stock that each Horizon shareholder will receive will be adjusted based upon the average closing price for Bancshares of Florida common stock during the 20 consecutive full trading days ending on, and including, the day immediately preceding the closing date. Additionally, Bancshares of Florida expects to issue approximately 11,789 of its shares and pay approximately $440,000 in cash as consideration for the cancellation of Horizon’s outstanding stock options and warrants which are not assumed by Bancshares of Florida.

Bancshares of Florida’s common stock is traded on the Nasdaq SmallCap Market under the symbol “BOFL.” Horizon’s common stock is not publicly traded. The closing price of Bancshares of Florida’s common stock on December 31, 2003 was $16.04. The book value of Horizon’s common stock on December 31, 2003 was $7.22.

Voting. Even if you plan to attend your shareholders’ meeting, please vote as soon as possible by completing and returning the enclosed proxy.

QUESTIONS AND ANSWERS FOR ALL SHAREHOLDERS

ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS

Q:	What is the proposed transaction?

A:	Bancshares of Florida is proposing to acquire Horizon through the merger of Horizon into Bancshares of Florida.

Q:	What am I being asked to do?

A:	After you have carefully read this document, mark and mail your signed and dated proxy card in the enclosed envelope. The instructions on the accompanying proxy card will give you more information on how to vote by mail. This will enable your shares to be represented at the Bancshares of Florida special meeting or the Horizon special meeting, as applicable.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares following the directions your broker provides. Your failure to instruct your broker to vote your shares will result in your shares not being voted. If you fail to return a proxy card or abstain from voting, the effect will be the same as a vote against the merger.

Q:	Can I change my vote after I have submitted my proxy with voting instructions?

A:	Yes. There are three ways you can change your vote. First, you may send a written notice to the Corporate Secretary of your company at the address included on page 4 and 5 of this document, stating that you would like to revoke your proxy. Second, you may complete and submit a later dated proxy with new voting instructions. The latest vote actually received by Bancshares of Florida or Horizon prior to its shareholders’ meeting will be your vote, and any earlier votes will be revoked. Third, you may attend your company’s special meeting and vote in person. Any earlier proxy votes will be revoked. Simply attending the meeting without voting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions you will receive from your broker to change or revoke your proxy.

Q:	Whom should I call with questions?

A:	Horizon shareholders should call Thomas E. Lunak, President and CEO, at (954) 443-5200 with any questions about the merger and related issues. Bancshares of Florida’s shareholders should call Michael L. McMullan, President and CEO, at (239) 254-2100.

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QUESTIONS AND ANSWERS FOR HORIZON SHAREHOLDERS

Q:	What will I receive in the merger?

A:	The per share consideration is expected to be one share of Bancshares of Florida common stock for one share of Horizon common stock, if Bancshares of Florida’s average closing price is between $11.00 and $16.00 per share for the 20 trading days immediately preceding the closing. If the average closing price is greater than $16.00, the exchange would be adjusted to be equal to $16.00 per share divided by the average closing price, or less than one-for-one. If the average closing price is less than $11.00, Bancshares of Florida will have the option to adjust the exchange rate by increasing the amount of their shares to be exchanged, and in the event that Bancshares would choose not to increase the shares to be exchanged, Horizon has the option to terminate the merger. Bancshares of Florida anticipates issuing 737,617 shares for all of the currently outstanding Horizon common stock, and issue approximately 11,789 additional shares in exchange for Horizon options and warrants, assuming Bancshares of Florida’s average closing price is between $11.00 and $16.00 per share. Based on the closing price of Bancshares of Florida common stock on December 17, 2003 of $14.00 per share, the merger consideration would equal approximately $11.0 million. Because the determination period we use for this calculation will end several weeks prior to closing, the market value of the Bancshares of Florida common stock you receive may change from the market value on the date the calculation is actually made.

Q:	How do I exchange my Horizon stock certificates?

A:	After the merger is completed, your shares of Horizon stock will immediately be converted into ownership interests in Bancshares of Florida. However, after the merger is completed a letter of transmittal, together with a return envelope, will be mailed to you in order to exchange your Horizon stock certificates into Bancshares of Florida stock certificates. The letter of transmittal will provide instructions on where to surrender your Horizon stock certificates.

Q:	When do you expect to complete the merger?

A:	We are working toward completing the merger as quickly as possible and expect to be able to complete the merger by June 30, 2004.

Q:	Whom should I call with questions?

A:	Horizon shareholders should call Thomas E. Lunak, President, at (954) 443-5200 with any questions about the merger and related issues.

Some factors Horizon’s shareholders should consider before they decide how to vote on the merger are described in this document under the heading “ Risk Factors” which begins on page 12.

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SUMMARY

This summary highlights the material terms of the proposed merger between Bancshares of Florida and Horizon. For a more complete description of the terms of this transaction, and the parties to it, you should carefully read this entire Joint Proxy Statement/Prospectus, the documents that accompany this Joint Proxy Statement/Prospectus, and the documents to which we refer you. See “Where You Can Get More Information” at page 104.

Bancshares of Florida Special Meeting (Page 25)

Bancshares of Florida will hold its special meeting of shareholders at 4.30 p.m. on April 8, 2004 at the corporate headquarters located at 1185 Immokalee Road, Naples, Florida. If you owned shares of Bancshares of Florida at the close of business on the record date of February 6, 2004, you may vote at the Bancshares of Florida shareholders’ meeting.

On the record date for the Bancshares of Florida special meeting, there were 3,079,199 shares of Bancshares of Florida common stock outstanding. Each Bancshares of Florida shareholder will have one vote at the special meeting for each share of stock he or she owned on the record date.

The only matter to be presented at the special meeting is consideration of approval of the issuance of shares of Bancshares of Florida common stock in the merger with Horizon.

The Affirmative Vote of a Majority of Bancshares of Florida’s Shares of Common Stock Present at the Special Meeting is Required to Approve the Issuance of the Shares (Page 25)

Approval of the issuance of Bancshares of Florida’s common stock in the merger requires the affirmative vote of the majority of Bancshares of Florida’s shares of common stock voting at the special meeting.

Brokers who hold shares as nominees, or in “street name,” will not have the authority to vote such shares at the Bancshares of Florida special meeting unless they receive instructions from the shareholder whose account they hold.

Directors and executive officers of Bancshares of Florida currently own 17.3 % of the shares that may be voted at Bancshares of Florida’s special meeting. We expect all of these shares to be voted in favor of the issuance of the shares in the merger.

If both Horizon and Bancshares of Florida receive the approval of their respective shareholders, we currently expect to complete the merger by June 30, 2004, although we cannot be sure of when, or whether, the merger will be completed.

Horizon’s Special Meeting (Page 27)

Horizon will hold its special meeting of shareholders at 8.00 a.m. on March 17, 2004 at the corporate headquarters located at 1851 NW 125th Avenue, Pembroke Pines, Florida. If you owned shares of Horizon at the close of business on the record date of February 13, 2004, you may vote at Horizon’s shareholders’ meeting.

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On the record date for Horizon’s special meeting, there were 737,617 shares of Horizon common stock outstanding. Each Horizon shareholder will have one vote at Horizon’s meeting for each share of stock he or she owned on the record date.

The only matter for consideration at the special meeting is consideration of approval of the merger with Bancshares of Florida.

The Affirmative Vote of the Holders of a Majority of Horizon’s Outstanding Shares of Common Stock is Required to Approve the Merger (Page 27)

Approval of the merger requires the affirmative vote of the holders of a majority of Horizon’s outstanding shares of common stock. Because a majority vote of all shares is required to approve the merger, your failure to vote will have the same effect as a vote against approval of the merger.

Brokers who hold shares as nominees, or in “street name,” will not have the authority to vote such shares at Horizon’s special meeting unless they receive instructions from the shareholder whose account they hold.

Directors and executive officers of Horizon own 384,416 or 47.24% of the shares that may be voted at Horizon’s special meeting. We expect all of these shares to be voted in favor of the merger.

The Companies (Pages 58, 70)

Bancshares of Florida, Inc.

1185 Immokalee Road,

Naples, FL 34110

(239) 254-2100

Bancshares of Florida is a corporation organized under the laws of the State of Florida and is registered as a bank holding company with the Federal Reserve Board. Bancshares of Florida was incorporated as Citizens Bancshares of Southwest Florida, Inc., on September 15, 1998 to become the owner of all outstanding shares of Citizens National Bank of Southwest Florida, now Bank of Florida, N.A., a national bank, which commenced operations in August, 1999. Bancshares of Florida also owns 100 percent of Bank of Florida, a Florida state-chartered bank located in Ft. Lauderdale, Florida, which commenced operations in July, 2002. On March 7, 2003, Bancshares of Florida formed Florida Trust Company, a Florida corporation which has been approved by the Florida Office of Financial Regulation to conduct trust company activities. Bank of Florida, N.A. operates two banking offices in Naples, Florida and Bank of Florida operates one office in Ft. Lauderdale, Florida. Florida Trust Company provides trust services primarily to persons who live or work in Collier, Lee, Broward, Palm Beach and Dade Counties, Florida. Bancshares of Florida’s executive offices are located in Naples, Florida.

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Horizon Financial Corp.

1851 NW 125th Avenue, Suite 100

Pembroke Pines, Florida 33028

(954) 443-5210

Horizon Financial Corp. is a corporation organized under the laws of the State of Florida and is registered as a savings and loan holding company with the Office of Thrift Supervision. Horizon was incorporated on June 15, 2001, to become the owner of all outstanding shares of Horizon Bank, FSB, a federal savings bank, which commenced operations on July 1, 1999. At December 31, 2002, Horizon Bank, FSB had $77.5 million in assets, $54.1 million in loans, net, $66.3 million in deposits and $4.0 million in shareholders’ equity. We operate from our main office located at 1851 NW 125th Avenue, Pembroke Pines, Florida, and one branch office located at 2000 North Flamingo Road, Pembroke Pines, Florida.

The Merger (Page 48)

Upon completion of the merger, Horizon will cease to exist as a separate entity and Horizon Bank will become a wholly-owned subsidiary of Bancshares of Florida. Horizon’s shareholders are expected to receive 737,617 shares of common stock of Bancshares of Florida, subject to adjustment. The exact amount of stock to be issued to each Horizon shareholder will be based on the average closing price of Bancshares of Florida’s common stock over a 20-day trading period ending with the day immediately prior to closing.

The per share consideration is expected to be 1.0 times the average price of Bancshares of Florida common stock over the 20-day trading period ending with the day immediately prior to closing. At time of announcement of the merger, the per share value for each share of Horizon common stock was $14.00 based on the closing price of $14.00 for Bancshares of Florida’s common stock.

Because the market price of Bancshares of Florida stock to be used to determine the merger consideration to be paid to each Horizon shareholder will not be determined until the 20 day trading period ends, the per share merger consideration to be issued to each Horizon shareholder cannot be calculated at this time. However, using the 20-day trading average of Bancshares of Florida’s common stock at the time of announcement of the merger, the value of the merger consideration for each share of Horizon common stock would be approximately $13.58. Using the 20-day trading average of Bancshares of Florida’s common stock of $16.07 at the time this document was printed, the value of the merger consideration for each share of Horizon common stock would be approximately $16.00. Upon consummation of the merger, former shareholders of Horizon will own approximately 19.57% of the issued and outstanding shares of Bancshares.

We have attached the merger agreement as Appendix A of this Joint Proxy Statement/Prospectus. We encourage you to read the merger agreement as it is the legal document that governs the merger.

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Both Companies’ Boards of Directors Unanimously Recommend that Shareholders Vote “FOR” Approval of the Merger and Issuance of the Additional Shares of Bancshares of Florida’s Common Stock (Page 29)

The Boards of Directors of both Bancshares of Florida and Horizon believe that the merger is in the best interests of their respective shareholders. Horizon’s board of directors recommends that Horizon shareholders vote “FOR” approval of the merger and Bancshares of Florida’s board of directors recommends that their shareholders vote for the issuance of the additional shares of Bancshares of Florida’s common stock.

Horizon’s Board believes that its shareholders will benefit by gaining a stake in a larger, well capitalized community bank holding company that will have the ability to serve depositors throughout Southern Florida. Additionally, because Bancshares of Florida’s common stock is listed on the Nasdaq SmallCap Market, Horizon’s shareholders should benefit from a more liquid market for their shares. This merger will allow the resulting Bancshares of Florida company to increase its market share and its geographic reach and to more widely diversify its credit risk.

The Boards of Directors of Bancshares of Florida and Horizon believe that the merger will help fulfill their mutual long term goals of:

•	enhancing shareholder value;

•	adding financial products and services;

•	diversifying credit risk;

•	broadening the markets they serve; and

•	generating growth in assets and deposits.

Horizon Shareholders Have Dissenters’ Rights in the Merger (Page 56)

If the merger is completed, holders of Horizon common stock will each have the right under Florida law to dissent and receive the “fair value” of their shares in cash. Copies of the applicable statutes are attached as Appendix B to this document. Shareholders who intend to exercise their dissenters’ rights must carefully follow the requirements of the applicable statute, and they should consult with their own legal counsel. Shareholders who exercise dissenters’ rights may have taxable income as a result, so shareholders who intend to dissent should also consult with their own tax advisers.

Comparative Per Share Market Price Information (Page 17)

Shares of Bancshares of Florida’s common stock are listed on the Nasdaq SmallCap Market under the symbol “BOFL.” On December 17, 2003, the last full trading day prior to the public announcement of the proposed transaction, Bancshares of Florida’s stock closed at $14.00 per share. On February 12, 2004, the most recent date prior to the printing of this document, Bancshares of Florida’s stock closed at $16.25 per share.

Shares of Horizon’s common stock are not publicly traded. The most recent sale known to management was at $7.00 per share in a private placement of shares concluded in May, 2003.

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Material Federal Income Tax Consequences (Page 53)

Bancshares of Florida has received an opinion from the law firm of Igler & Dougherty, P.A. regarding the federal income tax consequences of the merger. Subject to the limitations and qualifications summarized in the “Federal Income Tax Consequences” section of this Joint Proxy Statement/ Prospectus, neither Bancshares of Florida shareholders nor Horizon shareholders will recognize gain or loss for U.S. federal income tax purposes as a result of the merger, except to the extent that cash is received from Bancshares of Florida for outstanding warrants or options to purchase shares of Horizon common stock, or for the payment of fractional shares. Any such cash received by Horizon shareholders pursuant to the merger should be treated as proceeds of a redemption for federal income tax purposes and should qualify for “sale or exchange” treatment at applicable capital gains rates. However, because of uncertainty resulting from the fact that more than one provision of the tax laws could apply to this transaction, it is possible that the receipt of any cash by Horizon shareholders would not qualify for “sale or exchange” treatment and would therefore be subject to dividend income treatment.

Since tax matters can be complicated, and tax results may vary among shareholders, we urge you to contact your own tax advisor to understand fully how this transaction will affect you.

Kendrick, Pierce Securities, Inc. Believes that the Merger is Fair to Horizon’s Shareholders (Page 36)

In deciding to approve the merger of Bancshares of Florida and Horizon, Horizon’s Board considered the opinion from our financial advisor. Horizon has received an opinion from Kendrick, Pierce Securities Inc., Tampa, Florida that the merger consideration is fair, from a financial point of view, to Horizon’s shareholders. Kendrick, Pierce is a securities firm that specializes in providing investment banking advisory services to financial institutions. Their opinion is attached as Appendix C to this Joint Proxy Statement/Prospectus.

In delivering their opinion, Kendrick, Pierce performed a variety of analyses. The analyses included:

•	comparing Horizon’s and Bancshares of Florida’s historical stock prices and other financial information to each other and to those of other selected companies;

•	comparing the financial terms of the merger to those of other publicly announced transactions; and

•	estimating the relative values and contributions of Horizon and Bancshares of Florida based on past and estimated future performances and anticipated benefits of the merger.

Kendrick, Pierce will be paid a fee of $40,000 for its advisory services in connection with the merger, including the delivery of its fairness opinion plus, plus 1% of the transaction value estimated at $110,000 for a total fee of $150,000. (See the disclosure in Kendrick, Pierce’s fairness opinion, included in this Joint Proxy Statement/Prospectus as Appendix C).

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Advest, Inc. Believes that the Merger is Fair to Bancshares of Florida’s Shareholders (Page 43)

In deciding to approve the merger of Bancshares of Florida and Horizon, Bancshares of Florida’s Board of Directors considered an opinion from our respective financial advisor as to the fairness of the merger consideration from a financial point of view. Bancshares of Florida has received an opinion from Advest, Inc., New York, New York that the merger consideration is fair, from a financial point of view, to Bancshares of Florida’s shareholders. Advest is a nationally recognized investment banking firm that specializes in advising on mergers and acquisitions. Their opinion is attached as Appendix D to this Joint Proxy Statement/Prospectus.

In delivering their opinion, Advest performed a variety of analyses. The analyses included:

•	comparing Horizon’s and Bancshares of Florida’s historical stock prices and other financial information to each other and to those of other selected companies;

•	comparing the financial terms of the merger to those of other publicly announced transactions; and

•	estimating the relative values and contributions of Horizon and Bancshares of Florida based on past and estimated future performances and anticipated benefits of the merger.

Advest, Inc. will receive a fee of $150,000, plus out-of-pocket expenses for its advisory services in connection with the merger, including the delivery of its fairness opinion. (See the disclosure in Advest, Inc.’s fairness opinion, included in this Joint Proxy Statement/Prospectus as Appendix D.)

We Must Obtain Regulatory Approvals to Complete the Merger (Page 49)

We have filed an application with the Federal Reserve Board to permit Horizon to merge with and into Bancshares of Florida. We cannot complete the merger unless it is first approved by the Federal Reserve. If the merger is approved, we will have to wait an additional 15 to 30 days before we can complete it. During that time, the U.S. Department of Justice can challenge the merger as being anti-competitive.

As of the date of this document, we have not yet received the required regulatory approvals. Although we expect to obtain the necessary approvals in a timely manner, we cannot be certain when, or if, they will be received.

Purchase Accounting Treatment to be Used for the Merger (Page 55)

Under the purchase method of accounting, the assets acquired and liabilities assumed of Horizon, as the company being acquired in the merger, are recorded at their respective fair values as of the closing date of the merger and added to those of Bancshares of Florida. The consolidated financial statements issued after consummation of the merger will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Horizon.

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Our Banking Operations After the Merger (Page 52)

Following the completion of the merger, Horizon Financial Corp. will cease to exist and Horizon Bank will become a wholly-owned subsidiary of Bancshares of Florida. Horizon Bank will continue to operate its current offices.

Reselling the Stock Received in the Merger (Page 56)

The shares of Bancshares of Florida common stock to be issued in the merger will be registered under the Securities Act of 1933. Except as noted below, shareholders may freely transfer those shares after they receive them. Horizon has identified certain of its directors, executive officers and others who may be deemed “affiliates” of Horizon, and those persons are expected to enter into agreements with Bancshares of Florida reflecting limitations on the transfer of the shares they will receive in the merger.

Financial Interests of Horizon’s Directors and Officers in the Merger (Page 52)

Some of Horizon’s directors and officers have interests in the merger in addition to their interests as shareholders. Bancshares of Florida has agreed that two current Horizon directors will be appointed as directors of Bancshares of Florida and two Horizon directors will be appointed as directors of Bank of Florida when the merger is completed. These may or may not be the same persons. Bancshares of Florida does not currently pay members of its Board of Directors fees for Board meetings and committee meetings attended, but may do so in the future. In addition, Bancshares of Florida and Horizon Bank intend to enter into a severance agreement with Thomas E. Lunak following the closing date of the merger. The agreement will be for an initial term of two years, with automatic one year extensions. Mr. Lunak will serve as the Executive Vice President and Senior Finance Officer of Horizon Bank and will be paid an annual salary of $120,000.

Terminating the Merger Agreement (Page 49)

Horizon has the right to terminate the merger agreement if the average closing price of Bancshares of Florida’s common stock during the 20 day trading period used to determine the exchange ratio falls below $11.00. If Horizon exercises its right to terminate due to an average price of Bancshares of Florida stock during the 20-day trading period that is below $11.00, then Bancshares of Florida can override Horizon’s termination by increasing the merger consideration as provided in the merger agreement.

The merger agreement may be terminated by either Horizon or Bancshares of Florida alone by action of their respective Boards of Directors if, among other things:

•	there is a material adverse change in the financial condition or results of operations of the other party;

•	any of the conditions to its obligations have not been satisfied in all material respects or effectively waived by it in writing;

•	the other party has violated or failed to fully perform any of its obligations, covenants or agreements under the merger agreement in any material respect;

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•	any of the other party’s representations or warranties were false or misleading in any material respect when made, or there occurs any event or development or there exists any condition or circumstance which has caused or, with the lapse of time or otherwise, might cause any of the other party’s representations or warranties to become false or misleading in any material respect;

•	Horizon’s shareholders do not approve the merger agreement or Bancshares of Florida’s shareholders do not approve the issuance of the common stock to be issued in connection with the merger; or

•	the merger has not been completed by September 30, 2004 (unless Bancshares of Florida and Horizon mutually agree to extend this deadline to a later date).

•	in the event Bancshares of Florida has not received requisite regulatory approval by August 15, 2004.

The Agreement may be terminated by Bancshares of Florida in the event the number of dissenters’ shares, when added to the number of shares that could have been purchased with the amount of cash paid to persons who exchanged their stock options or stock warrants for cash exceeds 10% of the shares of Horizon stock outstanding immediately prior to the closing.

Amending the Merger Agreement (Page 49)

The merger agreement may be amended by written consent of Bancshares of Florida and Horizon at any time prior to the completion of the merger. However, an amendment to change the consideration payable to Horizon shareholders, or any other amendment to the merger agreement which, under the Florida Business Corporation Act, would require approval by Horizon’s shareholders, cannot be made following adoption of the merger agreement by the Horizon shareholders without the subsequent approval of Horizon’s shareholders.

Horizon has Agreed Not to Solicit Alternative Transactions

In the merger agreement, Horizon has agreed not to encourage, negotiate with, or provide any information to any entity other than Bancshares of Florida concerning an acquisition transaction involving Horizon. This restriction, along with the termination payment described below, may deter other potential parties interested in acquiring control of Horizon. However, Horizon may take certain of these actions if, consistent with its fiduciary duties, its Board of Directors determines that it should do so. As a condition to Bancshares of Florida entering into the merger agreement, Horizon agreed to pay Bancshares of Florida $500,000 if Horizon terminates the merger agreement because Horizon has determined to accept a proposal from someone other than Bancshares of Florida which results in greater consideration than the consideration provided for in the merger agreement, and which Bancshares of Florida has failed to adjust within three business days following notification to Bancshares of Florida of Horizon’s intent to accept such a proposal.

Comparative Per Share Data

The following table includes per share data for Bancshares of Florida common stock and Horizon common stock, including book values, cash dividends declared, and net income, on the dates and for the periods presented:

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•	for Bancshares of Florida and Horizon on a historical basis;

•	for Bancshares of Florida on a pro forma combined basis; and

•	on an equivalent per share of Horizon’s common stock basis. Due to the one-for-one conversion ratio, the equivalent per share of Horizon’s common stock is the same as the pro forma combined

The pro forma combined and equivalent per share information combines the Bancshares of Florida information together with Horizon information as though the merger had been consummated as of the beginning of the period presented. The pro forma data in the table assume that the merger is accounted for using the “purchase” method of accounting. The pro forma data are not indicative of the results of future operations or the actual results that would have occurred had the merger been consummated at the beginning of the periods presented. You should read the information below in conjunction with Bancshares of Florida’s and Horizon’s audited financial statements and unaudited interim financial statements, together with the related footnotes, which accompany this Joint Proxy Statement/Prospectus. You should also read the notes and assumptions used to prepare the “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” that appear in this Joint Proxy Statement/Prospectus.

	For the Twelve Months Ended December 31, 2002
	Bancshares of Florida Historical	Horizon Historical	Pro Forma Combined
Net loss per share, basic	$(1.48)	$(0.27)	$(0.88)
Net loss per share, diluted	$(1.48)	$(0.27)	$(0.88)
Dividends declared per share	None	None	None
Book value per share	$7.22	$7.09	$8.68

	For the Nine Months Ended September 30, 2003
	Bancshares of Florida Historical	Horizon Historical	Pro Forma Combined
Net loss per share, basic	$(0.80)	$0.24	$(0.48)
Net loss per share, diluted	$(0.80)	$0.24	$(0.48)
Dividends declared per share	None	None	None
Book value per share	$7.01	$7.20	$8.48

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The following table lists the closing market values of Bancshares of Florida common stock and the book value of Horizon’s common stock on December 17, 2003 (the trading day preceding the first public announcement of the merger), and the equivalent per share market value of Horizon common stock on that date based on the terms of the merger agreement.

	Bancshares of Florida December 17, 2003	Horizon Book Value	Pro forma Equivalent Per Share of Horizon Stock
Closing market value or book value	$14.00	$7.22	$12.67

RISK FACTORS

In addition to the other information contained or incorporated by reference in this Joint Proxy Statement/Prospectus, you should consider the following material risk factors carefully before deciding how to vote at the Horizon and Bancshares of Florida special meetings. Please see page 16 under “Forward-Looking Statements” for additional information to bear in mind before casting your vote.

Risks Related to the Merger

Because the market price of Bancshares of Florida common stock may fluctuate, a Horizon shareholder cannot be sure of the value of the merger consideration that the shareholder will receive.

Upon completion of the merger, each share of Horizon common stock will be converted into the right to receive shares of Bancshares of Florida common stock pursuant to the terms of the merger agreement. The value of the consideration will be determined based on the average closing price of Bancshares of Florida common stock during a 20 trading day measurement period ending on the day prior to the closing date. This average price may vary from the price of Bancshares of Florida common stock on the date the merger was announced, on the date that this document is mailed to Horizon shareholders, and on the date of the special meeting of Horizon’s shareholders. Any change in the price of Bancshares of Florida common stock prior to completion of the merger may affect the value of the total consideration that a Horizon shareholder will receive upon completion of the merger.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Bancshares of Florida’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond Bancshares of Florida’s control. Accordingly, at the time of the Horizon special meeting, a Horizon shareholder may not necessarily know or be able to calculate the exact number of shares of Bancshares of Florida stock the shareholder would receive upon completion of the merger.

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Bancshares of Florida may encounter integration difficulties or may fail to realize the anticipated benefits of the merger.

The acquisition of Horizon is the first acquisition by Bancshares of Florida. Accordingly, Bancshares of Florida has no experience in integrating another institution’s operations with its company. Bancshares of Florida and Horizon may not be able to integrate their operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

Future results of the combined companies may materially differ from the pro forma financial information presented in this document.

The pro forma financial statements only show a combination of the two company’s historical results. Future results of the combined companies may be materially different from these pro forma results. We have estimated that the combined companies will incur approximately $500,000 of merger-related costs. The intergration charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate the two companies’ operations. Furthermore, these charges may decrease the amount of capital of the combined companies that could be used for profitable, income earning investments in the future.

The interests of certain management officials of Horizon may be different from those of other shareholders.

Certain Horizon directors and executive officers have interests in the merger other than their interests as Horizon shareholders. The Board of Directors of Horizon was aware of these interests at the time it approved the merger. These interests may cause Horizon’s directors and executive officers to view the merger proposal differently than you may view it. See “The Merger—Management and Operations after the Merger.”

Risks Related to Holding Bancshares of Florida’s Common Stock

We have incurred operating losses since we commenced operations and we may continue to incur losses in the future.

Bancshares of Florida commenced operations on August 24, 1999. From that date through December 31, 2003, we had an accumulated deficit of approximately $8.4 million. This deficit is primarily due to the costs of opening Citizens National and establishing its business, including the establishment of Citizens National’s wealth management subsidiary, Florida Trust Company, which Citizens National formed on April 18, 2000, and the continuing expansion of our banking activities in the Collier/Lee County market. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

Bancshares of Florida expended approximately $1.2 million during 2002 in costs associated with forming and opening Bank of Florida in Fort Lauderdale. A newly formed bank is typically expected to incur operating losses in its early periods of operations because of an inability to generate sufficient net interest income to cover operating expenses. Those operating losses can be significant and can occur for longer periods than planned, depending on Bank of Florida’s ability to control operating expenses and generate net interest income. There is a risk that we may never become profitable.

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A decrease in interest rates could adversely impact Bancshares of Florida’s profitability.

Bancshares of Florida’s results of operations are affected by the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. Bancshares of Florida’s net interest income comprises a significant component of its earnings. Net interest income is the difference between income from interest-earning assets, such as loans, and the expense of interest-bearing liabilities, such as deposits and borrowings. In the event interest rates were to decrease, Bancshares of Florida’s net income would fall.

Bancshares of Florida may have higher loan losses than for which it has reserved.

Bancshares of Florida’s loan losses could exceed its allowance for loan losses. Our ratio of loan losses to average loans for the 12 month periods ended December 31, 2002 and 2001 respectively was 0.09% and 0.00%. As Bancshares of Florida’s average loan size continues to increase, reliance on historic loan loss experience may not be indicative of future loan losses. Approximately 66.5% of Bancshares of Florida’s loan portfolio is comprised of construction, commercial mortgage and commercial loans. Repayment of these loans is generally considered more subject to market risk than repayment of residential mortgage loans. Industry experience shows that a portion of our loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria Bancshares of Florida utilizes, losses may be experienced as a result of various factors beyond its control, including, among other things, changes in market conditions affecting the value of its loan collateral and problems affecting the credit of its borrowers.

Bancshares of Florida’s growth strategy may not be successful.

As a strategy, Bancshares of Florida has sought to increase the size of its franchise by aggressively pursuing business development opportunities, and it has grown rapidly since its incorporation. The acquisition of Horizon is Bancshares of Florida’s first acquisition. Bancshares of Florida can provide no assurance that it will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms, expanding its asset base while managing the costs and implementation risks associated with this growth strategy. There can be no assurance that any further expansion will be profitable or that Bancshares of Florida will continue to be able to sustain its historical rate of growth, either through internal growth or through other successful expansions of its banking markets, or that it will be able to maintain capital sufficient to support its continued growth.

Bancshares of Florida has not paid dividends to date and does not know if it will pay dividends in the future.

Bancshares of Florida has not paid a cash dividend since its inception. After the merger, the Board of Directors of Bancshares of Florida will decide from time to time whether to pay dividends after evaluating business and financial results and other factors, such as legal restrictions. Bancshares of Florida does not know whether it will declare dividends in the future.

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If Bancshares of Florida loses key employees with significant business contacts in its market area, its business may suffer.

Bancshares of Florida’s success is largely dependent on the personal contacts of its officers and employees in its market area. If Bancshares of Florida lost key employees temporarily or permanently, its business could be hurt. Bancshares of Florida could be particularly hurt if its key employees went to work for competitors. Bancshares of Florida’s future success depends on the continued contributions of its existing senior management personnel.

Government regulations may prevent or impair Bancshares of Florida’s ability to pay dividends, engage in additional acquisitions, or operate in other ways.

Current and future legislation and the policies established by federal and state regulatory authorities will affect Bancshares of Florida’s operations. Bancshares of Florida is subject to supervision and periodic examination by the Federal Reserve Board. Bank of Florida and Florida Trust Company also receive regulatory scrutiny from the Florida Office of Financial Regulation and in the case of Bank of Florida, the FDIC. Similarly, Bank of Florida, N.A. is regulated by the Office of the Comptroller of the Currency. Banking regulations are designed primarily for the protection of depositors rather than shareholders, and they may limit Bancshares of Florida’s growth and the return to you as an investor in Bancshares of Florida by restricting its activities, such as:

•	the payment of dividends to shareholders;

•	possible transactions with or acquisitions by other institutions;

•	desired investments;

•	loans and interest rates;

•	interest rates paid on deposits;

•	the possible expansion of branch offices; and

•	the ability to provide securities or trust services.

Bancshares of Florida is registered with the Federal Reserve Board as a bank holding company. Bancshares of Florida cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on its business. The cost of compliance with regulatory requirements may adversely affect the ability of Bancshares of Florida to operate profitably.

Bancshares of Florida’s stock trading volume has been low compared with larger bank holding companies.

The trading volume in Bancshares of Florida’s common stock on the Nasdaq SmallCap Market has been comparable to other similarly sized bank holding companies since trading on the SmallCap Market began in December, 2002. Nevertheless, this trading volume does not compare with more seasoned companies listed on other stock exchanges. Thus, the market in Bancshares of Florida’s common stock is somewhat limited in scope relative to some other companies. In addition, Bancshares of Florida can provide no assurance that a more active and liquid trading market for its stock will develop after the merger is consummated.

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Bancshares of Florida’s bank subsidiaries and Horizon Bank face strong competition in their market areas which may limit their asset growth and profitability.

Bank of Florida N.A.’s primary market area is the Naples Metropolitan Area including all of Collier County Florida, while Bank of Florida’s primary market area is the Ft. Lauderdale, Florida Metropolitan Area. Horizon Bank’s primary market area is Pembroke Pines, Florida which is located in Broward County, Florida. The banking business in both of these areas is extremely competitive, and the level of competition facing Bancshares of Florida following the merger may increase further, which may limit its asset growth and profitability. Each of Bancshares of Florida’s bank subsidiaries and Horizon Bank experience competition in both lending and attracting funds from other banks, savings institutions, and non-bank financial institutions located within its market area, many of which are significantly larger institutions. Non-bank competitors for deposits and deposit type accounts include mortgage bankers and brokers, finance companies, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, Bancshares of Florida encounters competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

Bancshares of Florida’s articles of incorporation include anti-takeover provisions that may prevent shareholders from receiving a premium for their shares or effecting a transaction favored by a majority of shareholders.

Bancshares of Florida’s articles of incorporation include anti-takeover provisions, such as a provision allowing its Board of Directors to consider the social and economic effects of a proposed merger, which may have the effect of preventing shareholders from receiving a premium for their shares of common stock and discouraging a change of control of Bancshares of Florida by allowing a minority of its shareholders to prevent a transaction favored by a majority of the shareholders. Bancshares of Florida is also subject to the Affiliate Transactions and Control Share Acquisition provisions under Florida law. See “Description of Bancshares of Florida’s Capital Stock” on page 91.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Joint Proxy Statement/Prospectus about the financial condition, results of operations, and business of Bancshares of Florida following the consummation of the merger. These statements are not historical facts and include expressions concerning the future that are subject to risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among other things, the following possibilities:

•	deposit attrition, customer loss, or revenue loss following the merger that is greater than expected;

•	competitive pressure in the banking industry that increases significantly;

•	changes in the interest rate environment that reduce margins;

•	general economic conditions, either nationally or regionally, that are less favorable than expected resulting in, among other things, a deterioration in credit quality and an increase in credit risk-related losses and expenses;

•	changes that occur in the regulatory environment; and

•	changes that occur in business conditions and the rate of inflation.

When used in this Joint Proxy Statement/Prospectus, the words “believes,” “estimates,” “plans,” “expects,” “should,” “may,” “might,” “outlook,” and “anticipates,” as well as similar expressions, as they relate to Bancshares of Florida, Horizon, or their respective management are intended to identify forward-looking statements.

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MARKET PRICES AND DIVIDEND POLICIES

Bancshares of Florida

Market for the Securities of Bancshares of Florida. The common stock of Bancshares of Florida has been listed on the Nasdaq SmallCap Market under the symbol “BOFL” since December, 2002, when it began trading at $10.00 per share. The following table sets forth the high and low sales prices per share of Bancshares of Florida’s common stock based on published financial sources, for the last year.

		Market Price BOFL
Year	Quarterly Period	High	Low
2003	First Quarter	$11.00	$9.04
	Second Quarter	$9.90	$9.20
	Third Quarter	$10.79	$9.70
	Fourth Quarter	$14.74	$10.55

As of December 31, 2003 there were approximately 537 holders of record of Bancshares of Florida’s common stock.

Dividends. Bancshares of Florida has not paid a cash dividend since inception. After the merger, the Board of Directors of Bancshares of Florida will decide from time to time whether to pay dividends after evaluating business and financial results and other factors, such as legal restrictions. Bancshares of Florida does not know whether it will declare dividends in the future.

After the merger, the only funds available to Bancshares of Florida for use in paying cash dividends would be dividends received from Bancshares of Florida’s subsidiaries, including Horizon Bank. Florida law imposes restrictions on the payment of dividends by Florida chartered banks. Pursuant to Florida banking statutes, a state-chartered bank may pay dividends only out of its undivided profits and may not declare a cash dividend, unless it has surplus in an amount equal to its paid-in capital stock after payment of the cash dividend unless the bank transfers at least 20% of its income to surplus. The Office of Thrift Supervision (“OTS”) regulations impose restrictions on the payment of dividends by savings institutions. Subsidiaries of savings and loan holding companies must file a notice with the OTS prior to paying a dividend.

Also, under federal banking law, no cash dividend may be paid if a bank is undercapitalized or insolvent, or if payment of the cash dividend would render the bank undercapitalized or insolvent, and no cash dividend may be paid by a bank if it is in default of any deposit insurance assessment due to the FDIC. In addition, Florida corporate law precludes any distribution to shareholders, including the payment of a dividend, if, after giving effect to the distribution, the corporation:

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•	would not be able to pay its debts as they become due in the usual course of business; or

•	its total assets would be less than the sum of its total liabilities.

Future dividends will be determined by Bancshares of Florida’s Board of Directors in light of circumstances existing from time to time, including:

•	Bancshares of Florida’s growth;

•	Bancshares of Florida’s financial condition and results of operations;

•	the continued existence of the restrictions described above; and

•	other factors that the Board of Directors considers relevant.

Bancshares of Florida can give no assurance as to when, or if, it will pay dividends in the future.

Horizon Financial Corp.

Limited Market for the Common Stock of Horizon. Horizon shares are not publicly traded. Horizon is not aware of any purchases or sales of its common stock during the past two years other than the sale of common stock in a private placement shareholder rights offering that was completed in May, 2003. At that time Horizon sold its common stock at a price of $7.00 per share. The table below presents information concerning the average book value of Horizon common stock during the last year.

Year	Quarterly Period	Horizon Average Book Value
2003	First Quarter	$7.08
	Second Quarter	7.12
	Third Quarter	7.16
	Fourth Quarter	7.21

Horizon closed its private placement offering on May 30, 2003, issuing 173,541 shares at $7.00 per share.

Dividends. Horizon has not paid any dividends since inception.

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BANCSHARES OF FLORIDA AND HORIZON UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2003, and the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2003, and for the year ended December 31, 2002, give effect to the merger, accounted for under the purchase method of accounting.

The unaudited pro forma condensed combined financial information as of and for the nine months ended September 30, 2003, has been derived from the unaudited interim financial statements for both Bancshares of Florida and Horizon, which accompany this Joint Proxy Statement/Prospectus. The unaudited pro forma condensed combined financial information for the year ended December 31, 2002, have been derived from the audited historical financial statements of Bancshares of Florida and Horizon under the assumptions and adjustments set forth in the accompanying notes to the unaudited pro forma condensed combined financial statements. It gives effect to the merger as if it had been consummated at the beginning of the earliest period presented. The unaudited pro forma condensed combined financial statements do not give effect to the anticipated cost savings or revenue enhancements in connection with the merger.

The unaudited pro forma condensed combined financial statements should be read together with the audited historical financial statements of Bancshares of Florida and Horizon, including the respective notes to those statements. The pro forma information does not necessarily indicate the combined financial position or the results of operations in the future or the combined financial position or the results of operations that would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma information is presented.

Pro forma per share amounts for the combined entity are based on the consideration as set forth in the merger agreement using $14.10 as the per share price of Bancshares of Florida stock taken 2 days before and 2 days after the announcement date of December 18, 2003.

[ Intentionally Left Blank ]

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BANCSHARES OF FLORIDA, INC.

HORIZON FINANCIAL CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2003

(In thousands, except per share data)

	Bancshares of Florida, Inc.	Horizon Financial Corp.	Pro Forma Acquisition Adjustments	Pro Forma Combined
ASSETS
Cash and due from banks	$8,018	$3,133	$440	$10,711
Federal funds sold	6,657	723	—	7,380
Securities available for sale	9,328	8,783	—	18,111
Securities held to maturity	—	20	—	20
Loans, net	162,104	71,450	912	234,466
Premises and equipment	4,815	814	—	5,629
Accrued interest receivable	619	619	—	1,238
Core deposit intangible	—	—	1,100	1,100
Goodwill	—	—	6,112	6,112
Other assets	1,533	1,963	—	3,496

Total Assets	$193,075	$87,504	$7,684	$288,263

LIABILITIES
Deposits	$167,181	$71,087	$2,133	$240,401
Securities sold under agreement to repurchase	—	1,025	—	1,025
Borrowings	4,000	9,100	—	13,100
Accrued expenses and other liabilities	307	980	—	1,288

Total Liabilities	171,488	82,192	2,133	255,814

STOCKHOLDERS’ EQUITY
Bancshares
Preferred stock, par value $.01 per share, 1,000,000 shares authorized, no shares issued and outstanding	—	—	—	—
Common stock, par value $.01 per share, 20,000,000 shares authorized, 3,079,199 shares issued and outstanding	31	—	7	38
Additional paid-in capital	29,628	—	10,856	40,484
Accumulated deficit	(8,005)	—	—	(8,005)
Accumulated other comprehensive income	(67)	—	—	(67)
Horizon
Preferred stock, par value $.01 per share, 1,000,000 shares authorized, no shares issued outstanding	—	—	—	—
Common stock, par value $.01 per share, 15,000,000 shares authorized, 737,617 shares issued and outstanding	—	7	(7)	—
Additional paid-in capital	—	7,065	(7,065)	—
Accumulated deficit	—	(1,776)	1,776	—
Accumulated other comprehensive income	—	16	(16)	—

Total Stockholders’ Equity	21,587	5,312	5,551	32,450

Total Liabilities and Stockholders’ Equity	$193,076	$87,504	$7,684	$288,263

Book Value Per Share	$7.01	$7.20	—	$8.48

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BANCSHARES OF FLORIDA, INC.

HORIZON FINANCIAL CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

(In thousands, except per share data)

	Bancshares of Florida	Horizon Financial Corp.	Pro Forma Adjustments	Combined
Interest income	$6,397	$3,152	$(200)	$9,349
Interest expense	2,416	1,790	(711)	3,495

Net interest income	3,981	1,362	511	5,854
Provision for loan losses	(582)	144)	—	(726)

Net interest income after provision for loan losses	3,399	1,218	511	5,128
Non-interest income	953	1,278	—	2,231
Non-interest expense	6,678	2,342	—	9,020
Amortization of intangibles	—	—	83	83

Income (loss) before income taxes	(2,326)	154	428	(1,744)
Provision for income taxes	—	—	—	—

Net income (loss)	$(2,326)	$154	$428	$(1,744)

Net Income (Loss) Per Common Share Basic and Diluted	$(0.80)	$0.24	—	$(0.48)

Weighted Average Shares Outstanding	2,904,474	650,847	749,406	3,653,880

Subsequent to September 30, 2003, and in consideration of the acquisition of Horizon Financial Corp. by Bancshares of Florida, Horizon eliminated various positions with an anticipated average reduction of approximately $350,000 in compensation related benefits. If included in the above pro forma Statements of Income for the nine months ended September 30, 2003, these reductions would result in a reduction in the combined post acquisition net loss of $263,000 to $1,481,000 for the same nine month period. For the same nine month period, the resulting net loss per share would be reduced by $0.07 per share to $0.40.

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BANCSHARES OF FLORIDA, INC.

HORIZON FINANCIAL CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

(In thousands, except per share data)

	Bancshares of Florida	Horizon Financial Corp.	Pro Forma Adjustments	Combined
Interest income	$5,884	$4,368	$(267)	$9,985
Interest expense	2,438	2,292	(948)	3,782

Net interest income	3,446	2,076	681	6,203
Provision for loan losses	487	68	—	555

Net interest income after provision for loan losses	2,959	2,008	681	5,648
Non-interest income	808	1,277	—	2,085
Non-interest expense	6,406	3,438	—	9,844
Amortization of intangibles	—	—	110	110

Income (loss) before income taxes	(2,639)	(153)	571	(2,221)
Provision for income taxes	—	—	—	—

Net income (loss)	$(2,639)	$(153)	$571	$(2,221)

Net Income (Loss) Per Common Share Basic and Diluted	$(1.48)	$(0.27)	—	$(0.88)

Weighted Average Shares Outstanding	1,785,892	564,076	749,406	2,534,298

Subsequent to September 30, 2003, and in consideration of the acquisition of Horizon Financial Corp. by Bancshares of Florida, Horizon eliminated various positions with an anticipated average reduction of approximately $350,000 in compensation related benefits. If included in the above pro forma Statements of Income for the year ended December 31, 2002, these reductions would result in a reduction in the combined post acquisition net loss of $350,000 to $1,871,000 for the same twelve month period. For the same twelve month period, the resulting net loss per share would be reduced by $0.13 per share to $0.71.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company. It is anticipated that the merger will be completed on or before June 30, 2004.

NOTE 1—Basis of Presentation and Horizon Acquisition

Basis of Presentation

The unaudited pro forma condensed combined financial statements give effect to the merger of Bancshares of Florida and Horizon in a business combination accounted for as a purchase. As a result of the merger, Horizon Bank will become a wholly-owned subsidiary of Bancshares of Florida and operated as a separate subsidiary.

Horizon Acquisition

Upon completion of the acquisition, each share of Horizon is assumed to be converted into 1.0 shares of Bancshares of Florida common stock subject to adjustment. Assuming that the exchange ratio is 1.0, the merger agreement provides that Horizon’s shareholders will receive 737,617 shares of common stock of Bancshares of Florida exclusive of shares issued as a result of the exercise of options and warrants. Bancshares of Florida expects to issue approximately 11,789 of its shares and pay approximately $440,000 in cash as consideration for the cancellation of Horizon’s outstanding stock options and warrants which are not assumed by Bancshares of Florida.

The pro forma balance sheet reflects the proposed exchange ratio as if it had occurred on September 30, 2003, based on an estimated market value of Bancshares of Florida common stock of $14.10 per share. This estimate will be refined and updated as of the effective date of the merger and may be more or less than the value indicated in these Pro Forma Condensed Combined Financial Statements, depending upon operating results from September 30, 2003, to the effective date of the merger, changes in market conditions and other factors. Transaction costs incurred in the merger are assumed to be $300,000 for Bancshares of Florida and $200,000 for Horizon.

[ Intentionally Left Blank ]

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Notes to Unaudited Pro Forma Condensed Combined Financial Statements—(Continued)

Described below is the pro forma estimate of the total purchase price of the transaction, as well as the adjustment to allocate the purchase price based on preliminary estimates of the fair value of the assets and liabilities of Horizon (in thousands):

Estimated fair value of Bancshares of Florida’s common shares to be issued to Horizon’s shareholders	$10,564
Cash paid in consideration for the cancellation of Horizon options and warrants	440
Transaction related costs incurred by Bancshares of Florida in the merger	300

Total purchase price paid by Bancshares of Florida for Horizon	11,304
Less fair value of the net assets of Horizon	(5,192)

Goodwill recorded in the merger	$6,112

The fair value of the net assets of Horizon is determined as follows:

Horizon’s stockholders’ equity at September 30, 2003	$5,312
Increase in loans	913
Core deposit intangible	1,100
Increase in deposits	(2,133)
Increase in deferred taxes*	none

Total fair value adjustments	$(120)

Fair value of the net assets of Horizon	$5,192

*	A fully deferred tax asset valuation allowance has been provided in these pro forma adjustments. Management believes at this time that it is not more likely than not that the tax benefits will be realized. Any future benefits realized would be recorded as a reduction of goodwill.

NOTE 2—DESCRIPTION OF PRO FORMA ACQUISITION ADJUSTMENTS

The purchase accounting and pro forma adjustment related to the unaudited pro forma condensed balance sheet and income statements are described below:

A.	To record: (i) Issuance of 749,406 shares of Bancshares of Florida $0.01 par value common stock (737,617 shares outstanding plus 11,789 shares expected to be exchanged by Horizon option and warrant holders) with an effective date value of $14.10 per share, combined with the value of vested Bancshares of Florida’s options issued to Horizon option holders; and (ii) a cash payment of $440,0000.

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B.	To eliminate Horizon equity accounts.

C.	To record fair value adjustments to Horizon assets acquired and liabilities assumed.

D.	To record goodwill.

E.	To record amortization of the core deposit intangible using the straight-line method over a ten-year life.

F.	To reduce interest income for amortization of the fair value adjustment to loans over a forty-one month period.

G.	To decrease interest expense for the effects of the fair value adjustments to deposits over a twenty-seven month period.

THE SPECIAL MEETINGS OF SHAREHOLDERS

Bancshares of Florida Shareholders’ Meeting

General. This Joint Proxy Statement/Prospectus is being furnished to the shareholders of Bancshares of Florida in connection with the solicitation by the Board of Directors of Bancshares of Florida of proxies for use at the special meeting of shareholders to be held:

April 8, 2004

a.m. (local time)

1185 Immokalee Road

Naples, Florida 34110

and at any adjournment or postponement thereof.

The sole purpose of the special meeting is to vote on approval of the issuance of Bankshares of Florida’s common stock in the merger between Bancshares of Florida and Horizon.

A copy of the merger agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus.

Record Date. Bancshares of Florida’s shareholders of record at the close of business on February 6, 2004, are entitled to vote at the Bancshares of Florida special meeting, or following any adjournment or postponement of the Bancshares of Florida special meeting. On February 6, 2004, there were 3,079,199 shares of Bancshares of Florida’s common stock outstanding and entitled to vote held by approximately 537 holders of record. As of the record date for the Bancshares of Florida special meeting, the executive officers and directors of Bancshares of Florida and their affiliates owned an aggregate of 533,166 shares, or 17.3% of Bancshares of Florida’s issued and outstanding common stock as of that date. All of such shares are expected to be voted in favor of approval of the merger agreement.

Voting Rights. Each share of Bancshares of Florida’s common stock outstanding on February 6, 2004, entitles the holder to one vote on each matter submitted to a vote at the special meeting. Shares can be voted at the meeting only if the shareholder is represented by proxy or present in person.

Vote Required. Approval of the issuance of Bancshares of Florida’s common stock in the merger will require that the votes cast at the special meeting in favor of the issuance of shares exceed the votes cast against the proposal.

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Quorum. Pursuant to the bylaws of Bancshares of Florida, a majority of the votes entitled to be cast by holders of Bancshares of Florida’s common stock, represented in person or by proxy, will constitute a quorum for the transaction of business at the meeting. If there is no quorum present at the opening of the meeting, the special meeting may be postponed.

Solicitation of Proxies. A proxy card is enclosed for your use. You are solicited on behalf of the Board of Directors of Bancshares of Florida to complete, date, sign, and return the proxy card in the accompanying envelope, which is postage-paid if mailed in the United States.

Voting of Proxies. You have three choices with regard to the proposal to approve the issuance of stock necessary to consummate the merger. By checking the appropriate box on the proxy card you may:

•	vote “FOR” approval of the issuance of the shares necessary to consummate the merger;

•	vote “AGAINST” issuance of those shares; or

•	“ABSTAIN” from voting altogether.

The merger cannot be completed unless holders of a majority of shares present and voting either in person or by proxy at the special meeting, vote “FOR” the issuance of shares as proposed.

If your shares are held in “street name” by your broker, your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares following the directions your broker provides. Your failure to instruct your broker to vote your shares will result in your shares not being voted.

Each proxy card that is properly executed, received prior to the beginning of the special meeting, and not revoked will be voted as indicated. Where specific instructions are not indicated, the proxy will be voted “FOR” the issuance of the shares in the merger.

Whether or not you plan to attend Bancshares of Florida’s special meeting,

you are requested to complete, date, and sign the accompanying proxy and return it promptly in the enclosed, postage-prepaid envelope.

Revocation of Proxies. If you give an appointment of proxy in the accompanying form, you may revoke that appointment at any time before the actual voting. To revoke the proxy, notify the Corporate Secretary of Bancshares of Florida in writing, or execute another appointment of proxy bearing a later date and file it with the Corporate Secretary. The address for the Corporate Secretary of Bancshares of Florida is:

Arlette Yassa, Secretary

Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, Florida 34110

If you return the appointment of proxy, you may still attend the meeting and vote in person. When you arrive at the meeting, first notify the Corporate Secretary of your desire to vote in person. You will then be given a ballot to vote in person, and your appointment of proxy will be disregarded.

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If you attend the meeting in person, you may vote your shares without returning the enclosed appointment of proxy. However, if your plans change and you are not able to attend, your shares will not be voted. Even if you plan to attend the meeting, the best way to ensure that your shares will be voted is to return the enclosed appointment of proxy and, when you get to the meeting, notify the Corporate Secretary that you wish to vote in person.

Your death or incapacity will not revoke your proxy unless, before the shares are voted, notice of death or incapacity is filed with the Corporate Secretary of Bancshares of Florida or another person authorized to tabulate votes.

Horizon Shareholders’ Meeting

General. This Joint Proxy Statement/Prospectus is being furnished to shareholders of Horizon as of February 13, 2004, and is accompanied by a form of proxy which is solicited by the Board of Directors of Horizon for use at Horizon’s special meeting to be held:

March 17, 2004

8:00 a.m. (local time)

Pembroke Pines, Florida

and at any adjournment or postponement thereof.

The sole purpose of Horizon’s special meeting is to vote on whether to approve the merger agreement dated December 18, 2003, between Bancshares of Florida and Horizon.

A copy of the merger agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus.

Record Date. Shareholders of record at the close of business on February 13, 2004, are entitled to vote at Horizon’s special meeting or at any adjournment or postponement thereof. On February 13, 2004, there were 737,617 shares of Horizon’s common stock outstanding which were held by approximately 55 holders of record. As of the record date for Horizon’s special meeting, the executive officers and directors of Horizon and their affiliates owned an aggregate of 348,416 shares, or 47.24% of Horizon’s issued and outstanding common stock as of that date. All of such shares are expected to be voted in favor of the merger agreement.

Voting Rights. Each share of Horizon’s common stock outstanding on February 13, 2004, is entitled to one vote on each matter submitted to a vote at the special meeting. Shares can be voted at the meeting only if the shareholder is represented by proxy or present in person.

Vote Required. Approval of the merger will require the affirmative vote of holders of a majority of the shares of Horizon’s common stock entitled to vote at the special meeting.

Quorum. Pursuant to Horizon’s articles of incorporation and Florida corporate law, a majority of the votes entitled to be cast by holders of Horizon’s common stock, represented in person or by proxy, will constitute a quorum for the transaction of business at the meeting. If there is no quorum present at the opening of the meeting, the special meeting may be postponed.

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Solicitation of Proxies. A proxy card is enclosed for your use. You are solicited on behalf of the Board of Directors of Horizon to complete, date, sign, and return the proxy card in the accompanying envelope, which is postage-paid if mailed in the United States.

Voting of Proxies. You have three choices with regard to the proposal to approve the merger agreement. By checking the appropriate box on the proxy card you may:

•	vote “FOR” the merger;

•	vote “AGAINST” the merger; or

•	“ABSTAIN” from voting altogether.

The merger cannot be completed unless holders of a majority of all outstanding shares, voting either in person or by proxy, vote “FOR” the proposal. Your failure to vote, or a vote to “ABSTAIN,” would have the same effect as a vote “AGAINST” the merger agreement.

If your shares are held in “street name” by your broker, your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares following the directions your broker provides. Your failure to instruct your broker to vote your shares will result in your shares not being voted. Broker non-votes will have the same effect as a vote “AGAINST” the merger agreement.

Each proxy card that is properly executed, received prior to the beginning of the special meeting, and not revoked will be voted as indicated. Where specific instructions are not indicated, the proxy will be voted “FOR” the merger agreement.

Whether or not you plan to attend Horizon’s special meeting,

you are requested to complete, date, and sign the accompanying proxy and return it promptly in the enclosed, postage-prepaid envelope.

Revocation of Proxies. If you give an appointment of proxy in the accompanying form, you may revoke that appointment at any time before the actual voting. To revoke the proxy, notify the Corporate Secretary of Horizon in writing, or execute another appointment of proxy bearing a later date and file it with the Corporate Secretary. The address for the Corporate Secretary of Horizon is:

Thomas G. Richardson, Secretary

Horizon Financial Corp.

1851 NW 125th Avenue, Suite 100

Pembroke Pines, Florida 33028

If you return the appointment of proxy, you may still attend the meeting and vote in person. When you arrive at the meeting, first notify the Corporate Secretary of your desire to vote in person. You will then be given a ballot to vote in person, and your appointment of proxy will be disregarded.

If you attend the meeting in person, you may vote your shares without returning the enclosed appointment of proxy. However, if your plans change and you are not able to attend, your shares will not be voted. Even if you plan to attend the meeting, the best way to ensure that your shares will be voted is to return the enclosed appointment of proxy and, when you get to the meeting, notify the Corporate Secretary that you wish to vote in person.

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Your death or incapacity will not revoke your proxy unless, before the shares are voted, notice of death or incapacity is filed with the Corporate Secretary of Horizon or another person authorized to tabulate votes.

Dissenters’ Rights. Under the applicable provisions of Florida corporate law, Horizon’s shareholders will have dissenters’ rights with respect to approval of the merger agreement. See “Dissenters’ Rights of Horizon Shareholders” on page 56.

Authorization to Vote on Adjournment

Unless the appropriate Corporate Secretary is notified otherwise, the proxies solicited by the Boards of Directors of Bancshares of Florida and Horizon allow shareholders to either grant or withhold authority from the persons named as proxies to vote on an adjournment or adjournments of the special meetings. Adjournment could be used to obtain more time before a vote is taken in order to solicit additional proxies or to provide additional information to shareholders. However, proxies voted against the merger agreement will not be used to adjourn the special meetings. Neither corporation has any plans to adjourn its special meeting at this time, but each intends to do so, if needed, to promote shareholder interests. The Boards of Directors of Horizon and Bancshares of Florida each unanimously recommends that shareholders grant authority to the proxies to vote for adjournment of the special meetings.

Board Recommendation

The Boards of Directors of Horizon and Bancshares of Florida each unanimously recommends that shareholders vote “FOR” the issuance of shares in the merger and the merger agreement and “FOR” adjournment of the special meetings.

Expenses of the Special Meetings

The expense of preparing, printing, and mailing this Joint Proxy Statement/Prospectus will be shared by Bancshares of Florida and Horizon in relation to the costs of printing and mailing such materials to their respective shareholders. In addition to the use of the mails, proxies may be solicited personally or by telephone by regular employees of Bancshares of Florida and Horizon without additional compensation. Bancshares of Florida and Horizon will each reimburse banks, brokers and other custodians, nominees and fiduciaries for their costs in sending the proxy materials to the respective beneficial owners of Bancshares of Florida’s and Horizon’s common stock.

[Intentionally left blank.]

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PROPOSALS FOR THE HORIZON SPECIAL MEETING

AND

THE BANCSHARES OF FLORIDA SPECIAL MEETING:

APPROVAL OF THE MERGER OF HORIZON WITH AND INTO

BANCSHARES OF FLORIDA OR THE APPROVAL OF THE ISSUANCE OF

THE MERGER CONSIDERATION

The following information describes material aspects of the proposed transaction by which Horizon will be merged with and into Bancshares of Florida pursuant to the terms of the merger agreement. The agreement and plan of merger is attached as Appendix A to this Joint Proxy Statement/Prospectus.

General

At the effective time of the merger, pursuant to the terms of the merger agreement, Horizon will be merged with and into Bancshares of Florida. The shares of Horizon common stock issued and outstanding immediately prior to the merger will be converted into the right to receive an aggregate of 737,617 shares of Bancshares of Florida common stock assuming the average price for the 20 trading days prior to the closing date of Bancshares of Florida’s common is not less than $11.00 nor more than $16.00.

Amount of Stock

The merger agreement provides that 737,617 shares of Bancshares of Florida common stock will be issued for all of the shares of Horizon common stock issued and outstanding on the date of the merger, subject to adjustment. This amount is expected to increase by approximately 11,789 shares as a result of certain option and warrant holders accepting Bancshares of Florida common stock in exchange for cancelling their options and warrants.

The per share merger consideration will be one share of Bancshares of Florida common stock for one share of Horizon’s common stock, if Bancshares of Florida’s common stock average closing price is between $11.00 and $16.00 per share for the 20-trading days preceding the closing. If the average closing price is greater than $16.00, the exchange would be adjusted to be equal to $16.00 per share divided by the average closing price, or less than one-for-one. If the average closing price is less than $11.00, Horizon will have the right to terminate the agreement, unless Bancshares of Florida decides to adjust the exchange rate by increasing the amount of their shares to be exchanged so that the value received by Horizon shareholders is no less than $11.00. In the event that Bancshares would choose not to increase the shares to be exchanged, Horizon has the option to terminate the merger. Bancshares of Florida anticipates issuing 737,617 shares, assuming Bancshares of Florida’s average closing price is between $11.00 and $16.00 per share. Based on the closing price of Bancshares of Florida common stock on December 17, 2003, of $14.00 per share, the merger consideration would equal approximately $11.0 million.

Because the market price of Bancshares of Florida stock to be used to determine the merger consideration to be paid to each Horizon shareholder will not be determined until the 20-day trading period ends, the per share merger consideration to be issued to each Horizon shareholder cannot be calculated at this time. However, using the 20-day trading average of Bancshares of Florida’s common stock of $13.58 at the time of announcement of the merger, the value of the

Page -30-

merger consideration for each share of Horizon’s common stock would be approximately $13.58. Using the 20-day trading average of Bancshares of Florida’s common stock of $16.07 at the close of business February 12, 2004, the value of the merger consideration for each share of Horizon common stock would be approximately $16.00. The following table represents the per share transaction values at various prices for Bancshares of Florida common stock based on the number of shares of Horizon outstanding on the date of the merger agreement.

Bancshares of Florida Average closing price	Horizon Per share transaction value	Exchange ratio per Horizon Share
$ 8.00*	1.375	$11.00
9.00*	1.222	11.00
10.00*	1.100	11.00
11.00	1.000	11.00
12.00	1.000	12.00
13.00	1.000	13.00
14.00	1.000	14.00
15.00	1.000	15.00
16.00	1.000	16.00
17.00	0.941	16.00
18.00	0.889	16.00
19.00	0.842	16.00

*	Assumes Bancshares of Florida elects to adjust the exchange rate by increasing the amount of shares to be exchanged.

Surrender of Stock Certificates

After the completion of the merger, a letter of transmittal, together with a return envelope will be mailed to Horizon shareholders. The letter of transmittal will include instructions for the surrender and exchange of certificates representing Horizon common stock or Horizon Bank common stock for the merger consideration. A letter of transmittal will be deemed properly completed only if signed and accompanied by stock certificates representing all shares of Horizon or Horizon Bank common stock or an appropriate guarantee of delivery of the certificates.

Until you surrender your stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any Bancshares of Florida common stock into which your Horizon shares have been converted. When you surrender your stock certificates, Bancshares of Florida will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no further transfers of Horizon or Horizon Bank common stock. Stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

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No fractional shares of Bancshares of Florida common stock will be issued to any holder of Horizon common stock upon consummation of the merger. For each fractional share that would otherwise be issued, Bancshares of Florida will pay cash in an amount equal to the holder’s fractional interest multiplied by the average market price per share of Bancshares of Florida’s common stock used to calculate the allocations of common stock. No interest will be paid or accrued on cash payable to holders of Horizon common stock in lieu of fractional shares. No shareholder of Horizon will be entitled to dividends, voting rights or any other rights as a shareholder of Bancshares of Florida in respect of any fractional shares.

None of Bancshares of Florida, Horizon, or any other person will be liable to any former holder of Horizon’s common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. If a certificate for Horizon’s common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon compliance by the holder of Horizon’s common stock with the conditions reasonably imposed by the exchange agent. These conditions will include a requirement that the shareholder provide a lost instruments indemnity bond in form, substance and amount reasonably satisfactory to the exchange agent and Bancshares of Florida.

Background of the Merger

Since the opening of Horizon Bank in 1999, the board of directors has periodically met to discuss the implementation of Horizon Bank’s strategic plan and the means by which franchise value could be enhanced. In this regard, Horizon Bank formed Horizon as its parent holding company on June 15, 2001. In addition, the board of directors would periodically consider possible business combinations as circumstances arose.

In January 2003, in response to Horizon Bank’s need for capital to permit the bank to continue to grow its assets, Horizon’s board of directors authorized the sale of common stock in a private placement offering to Horizon’s existing shareholders. The net proceeds of this offering would provide capital necessary to permit Horizon Bank to continue its growth over the next 12-18 month period. The board of directors authorized management to prepare an offering circular, and Horizon’s goal was to complete the private placement by the end of June.

During the next several months, a private placement memorandum was prepared and mailed to Horizon shareholders. The private placement offering was completed in May 2003, resulting in net proceeds of $1.2 million being raised. The Horizon board of directors concluded that the $1.2 million raised in the private placement offering combined with the capital available from an existing loan to Horizon would provide enough capital to fund Horizon Bank’s growth for the next 12-15 months, but additional capital would be necessary in order to continue the institution’s growth and implementation of its business plan.

At its regular meeting on June 26, 2003, the board met to discuss the future capital needs of Horizon and Horizon Bank. The board discussed the advantages and disadvantages of its status as a subchapter S corporation. The board also weighed the advantages of remaining as an independent financial institution. Certain board members noted that periodically financial institutions and investor groups would inquire as to Horizon’s interest in pursuing a strategic transaction. The board of directors decided that it would be advisable to engage Kendrick, Pierce Securities, Inc. as financial advisors to assist the board with its capital and strategic planning (Kendrick, Pierce & Co., Inc., Kendrick, Pierce Securities, Inc.’s parent company had assisted in

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the organization of Horizon Bank) and to advise the board of directors as to Horizon’s strategic options in the current market environment. Mr. Lunak indicated that he would speak to representatives of Kendrick, Pierce and request an engagement letter for their assistance in advising on additional capital alternatives as well as advice on merger and acquisition alternatives.

Representatives of Kendrick, Pierce made a presentation to the Horizon board of directors at its July 2003 board meeting, in which Horizon’s capital raising options, as well as the environment for mergers and acquisitions generally, and specifically in South Florida were discussed. Kendrick, Pierce representatives advised the board of a number of financial institutions that could possibly be interested in a strategic combination with Horizon, including Bancshares of Florida. Kendrick, Pierce also made a presentation with regard to the various capital raising alternatives available for consideration, the pricing of such instruments and the timing of when an offering could be done in the event a strategic transaction did not materialize. After considering Kendrick, Pierce’s presentation and the current environment for raising significant additional capital at an acceptable cost, the board of directors directed their investment advisor to inquire of a small group of financial institutions as to their interest in discussing a business combination with Horizon. The board also indicated that it would like 30 days to consider pursuing a business combination or an additional capital offering. Kendrick, Pierce was advised to request that any written indications of interest be provided to Horizon within 30 days.

At the August board meeting, Kendrick, Pierce discussed the proposal received from Bancshares of Florida dated August 25, 2003. The proposal indicated that Bancshares of Florida was prepared to begin due diligence immediately and was amenable to either a cash or stock transaction subject to due diligence. The board of directors advised Kendrick, Pierce that Horizon would like to pursue more formal discussions with Bancshares of Florida.

In late September, Bancshares of Florida and Horizon agreed to proceed to a due diligence phase, with a goal of proceeding to negotiate a definitive merger agreement. The two companies agreed to have exclusive negotiations with each other for a 45-day period during which time each company would perform its due diligence procedures. At the October 2003 board meeting, the results of our due diligence of Bancshares of Florida as well as Bancshares of Florida’s due diligence review of Horizon were presented to the board for consideration. The board of directors concluded that discussions aimed at finalizing the business terms of the business transaction should be conducted and if the business terms were satisfactory to authorize counsel and Kendrick, Pierce to review and negotiate a definitive agreement once it was submitted to Horizon by Bancshares of Florida.

Horizon’s board of directors met on November 4, 2003, and November 5, 2003, to have further discussions with respect to the merger consideration offered by Bancshares of Florida and what pricing would be acceptable to Horizon. At a board meeting held on December 1, 2003, Kendrick, Pierce reviewed the merger consideration offered by Bancshares of Florida following negotiations. The board approved proceeding to negotiate a definitive agreement based upon the economic terms reviewed and gave Kendrick, Pierce and Mr. Grossman, the Chairman of the Board the authority to negotiate any other business points as necessary.

On December 16, 2003, the Horizon board of directors held a meeting to review and approve the merger agreement and review the fairness opinion from Kendrick, Pierce. After presentations from Kendrick, Pierce and Horizon’s counsel, the board unanimously approved entering into the merger agreement.

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Horizon’s Reasons for Entering into the Merger Agreement.

In reaching its decision to approve and recommend the merger agreement, the board of directors of Horizon consulted with the management of Horizon, as well as its financial and legal advisors, and considered a number of factors, both from a short-term and longer-term perspective, including the following material factors:

•	the Horizon board of directors’ familiarity with and review of Horizon’s business, financial condition, results of operations, competitive position and future prospects, including the potential growth, development, productivity and profitability of Horizon;

•	the current and prospective environment in which Horizon operates, including national and local economic conditions, the competitive and regulatory environment facing Horizon in particular, and financial institutions in general, the trend toward consolidation in the financial services industry and the likely effect of the foregoing factors on Horizon’s potential growth, development, productivity and profitability;

•	the illiquidity of Horizon’s stock and the fact that many shareholders had held their stock for an extended period of time without the ability to achieve liquidity;

•	pro forma financial information on the merger, including, among other things, the pro forma book value and earnings per share including the anticipated accretion to Bancshares of Florida’s stock immediately following the merger;

•	the merger consideration to be received by Horizon’s shareholders in the transaction and the board of directors’ view of the likelihood that the merger would deliver value to the shareholders of Horizon exceeding the value that could be expected in connection with continued independence;

•	the financial information reviewed by management and Kendrick, Pierce with the board of directors of Horizon regarding Bancshares of Florida and the performance of Bancshares of Florida’s common stock on both a historical and prospective basis and the strategic fit between the parties, including:

•	the enhanced opportunities for operating efficiencies that could result from the merger, and

•	the respective contributions that each of the parties would bring to a combined institution with respect to financial condition and results of operations;

•	the results of Horizon’s due diligence discussion with Bancshares of Florida, which indicated that Bancshares of Florida exceeded regulatory capital requirements and had the capital resources necessary to complete the transaction;

•	the percentage of the combined entity that Horizon shareholders would receive upon completion of the transaction and the ability of Horizon’s shareholders to participate in the future growth of Bancshares of Florida;

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•	comparisons to the prices and multiples of certain valuations in recent acquisitions of companies deemed to be similar in certain respects to Horizon (see “-Opinion of Financial Advisor of Horizon”);

•	the likelihood that the merger could be consummated, noting the timing of and conditions to the merger, and the expected effect of the announcement of the merger on relationships with Horizon’s customers, employees, service providers and suppliers;

•	the nature and compatibility of the management and business philosophies of Horizon and Bancshares of Florida, the appointment of two Horizon directors to the boards of directors of both Bancshares of Florida and Bank of Florida (see “-Interests of Directors and Officers in the Merger”);

•	the terms and conditions set forth in the merger agreement, including, but not limited to, the provisions permitting the board of directors of Horizon to consider and respond to unsolicited bona fide third-party offers to acquire Horizon, subject to certain limitations; and

•	the oral presentation of Kendrick, Pierce followed by written confirmation, with respect to its determination as to the fairness of the merger from a financial point of view, to Horizon’s shareholders, and the analyses, methodologies and conclusions underlying such determination (see”-Opinion of Financial Advisor of Horizon”).

Bancshares of Florida’s Reasons for the Merger

The board of directors of Bancshares of Florida believes that the merger is in the best interests of Bancshares of Florida and its shareholders because it presents an important opportunity for Bancshares of Florida to increase shareholder value through growth by acquiring a financial institution in a market that is a logical expansion for Bancshares of Florida.

In reaching its decision to approve the merger agreement, the board of directors consulted with management of Bancshares of Florida, as well as its financial and legal advisors, and considered the following factors:

•	The pro forma and prospective financial impact of the acquisition upon Bancshares of Florida;

•	The business, operations, financial condition, earnings and prospects of each of Bancshares of Florida and Horizon. In making its determination, the board of directors took into account the results of the due diligence review of Horizon’s business, which indicated that Bancshares of Florida could enhance existing and initiate new banking products that could appeal to a broader customer base;

•	The customer service culture of Horizon is very similar to that of Bancshares of Florida;

•	The markets served by Horizon are complementary to the existing markets of Bancshares of Florida without any significant overlap, resulting in no redundancy in facilities and only minor duplication of personnel;

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•	The current and prospective economic and competitive environment facing financial institutions, including Bancshares of Florida, which competitive position Bancshares of Florida believes could be enhanced by expansion into additional economic markets served by Horizon;

•	The structure of the merger, the terms of the merger agreement and the fact that the merger is intended to qualify, in part, as a transaction of a type that is generally tax-free for federal income tax purposes;

•	The opinion of Advest, Inc. to the board of directors that the merger consideration is fair to Bancshares of Florida’s shareholders from a financial point of view; and

•	The likelihood of the merger being approved by regulatory authorities.

This discussion of the information and factors considered by the board of directors includes all material factors considered by Bancshares of Florida’s Board of Directors. In reaching its determination to approve and recommend the issuance of the shares necessary to consummate the merger, the board did not assign any relative or specific weights to those factors, and individual directors may have given differing weights to different factors.

Recommendation of Horizon’s Board

The board of directors of Horizon unanimously approved the merger agreement and believes that the merger is fair to, and in the best interests of, Horizon and its shareholders. Horizon’s board of directors, therefore, recommends that the holders of Horizon’s common stock vote “FOR” approval of the merger agreement and the merger that it contemplates. In making its recommendation, the board of directors of Horizon has considered, among other things, the opinion of Kendrick, Pierce that Bancshares of Florida’s proposal is fair to Horizon’s shareholders from a financial point of view. See “Opinion of Horizon’s Financial Advisor” herein.

Recommendation of Bancshares of Florida’s Board

The Board of directors of Bancshares of Florida unanimously approved the merger agreement and believes that the merger is fair to, and in the best interests of, Bancshares of Florida and its shareholders. The board of directors, therefore, recommends that the holders of Bancshares of Florida’s common stock vote “FOR” approval of the issuance of the merger consideration necessary to consummate the merger. In making its recommendation, the board of directors of Bancshares of Florida has considered, among other things, the opinion of Advest, Inc. that the merger is fair to Bancshares of Florida’s shareholders from a financial point of view. See “Opinion of Bancshares of Florida’s Financial Advisor” below.

Opinion of Horizon’s Financial Advisor

Horizon engaged Kendrick, Pierce Securities, Inc. to act as its exclusive financial advisor in connection with the merger. Kendrick, Pierce is regularly engaged by banks, bank holding companies and thrifts in connection with mergers, acquisitions and other securities transactions and has knowledge of, and experience with, Florida banking markets and banking organizations operating in this market. Kendrick, Pierce was selected by Horizon because of its knowledge of, expertise with, and reputation in the financial services industry.

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On December 16, 2003, the Horizon board of directors held a meeting to evaluate the proposed merger with Bancshares of Florida. At this meeting, Kendrick, Pierce reviewed the financial aspects of the proposed merger and rendered an oral opinion (which was subsequently confirmed in writing on December 18, 2003) that, as of that date, the per share consideration in the merger was fair to Horizon and its stockholders from a financial point of view.

The full text of Kendrick, Pierce’s written opinion is attached as Appendix C to this document. Horizon’s stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Kendrick, Pierce.

Kendrick, Pierce’s opinion is directed to the Horizon board of directors and addresses only the fairness, from a financial point of view, of the dollar equivalent per share consideration to the Horizon stockholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Horizon stockholder as to how the stockholder should vote at the Horizon annual meeting on the merger or any related matter.

In rendering its opinion, Kendrick, Pierce:

1.	Reviewed, among other things:

•	the merger agreement,

•	certain historical publicly available business and financial information concerning Bancshares of Florida and Horizon,

•	certain internal financial statements and other financial and operating data concerning Bancshares of Florida and Horizon,

•	certain interim reports to stockholders of Horizon and certain other communications from Horizon to its stockholders,

•	certain interim reports to stockholders and Annual and Quarterly Reports on Form 10-KSB and Form 10-QSB of Bancshares of Florida and certain other communications to its stockholders, and

•	other financial information concerning the businesses and operations of Horizon and Bancshares of Florida furnished to Kendrick, Pierce by Horizon and Bancshares of Florida for purposes of Kendrick, Pierce’s analysis;

2.	Held discussions with members of senior management of Horizon and Bancshares of Florida regarding:

•	past and current business operations,

•	regulatory relationships,

•	financial condition, and

•	future prospects of the respective companies;

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3.	Reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Bancshares of Florida and compared them to those of certain publicly traded companies that Kendrick, Pierce deemed to be relevant;

4.	Reviewed the publicly reported financial conditions and results of operations for Horizon and compared them with those of certain companies that Kendrick, Pierce deemed to be relevant;

5.	Compared the proposed financial terms of the merger with the financial terms of certain other transactions that Kendrick, Pierce deemed to be relevant; and

6.	Performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, Kendrick, Pierce relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to Kendrick, Pierce or that was discussed with, or reviewed by or for Kendrick, Pierce, or that was publicly available. Kendrick, Pierce did not attempt or assume any responsibility to verify such information independently. Kendrick, Pierce relied upon the management of Horizon as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to Kendrick, Pierce. Kendrick, Pierce assumed, without independent verification, that the aggregate allowances for loan and lease losses for Bancshares of Florida and Horizon are adequate to cover those losses. Kendrick, Pierce did not make or obtain any evaluations or appraisals of any assets or liabilities of Bancshares of Florida or Horizon, and Kendrick, Pierce did not examine any books and records or review individual credit files.

The projections furnished to Kendrick, Pierce and used by it in certain of its analyses were prepared by Horizon’s senior management. Horizon does not publicly disclose internal management projections of the type provided to Kendrick, Pierce in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, Kendrick, Pierce assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

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•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

Kendrick, Pierce further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles. Kendrick, Pierce’s opinion is not an expression of an opinion as to the prices at which shares of Horizon’s common stock or shares of Bancshares of Florida’s common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued in the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, Kendrick, Pierce made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Kendrick, Pierce, Horizon and Bancshares of Florida. Any estimates contained in the analyses performed by Kendrick, Pierce are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

In addition, the Kendrick, Pierce opinion was among several factors taken into consideration by the Horizon board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Horizon board or management of Horizon with respect to the fairness of the dollar equivalent per share consideration.

The following is a summary of the material analyses presented by Kendrick, Pierce to the Horizon board of directors in connection with its December 16, 2003 oral opinion. The summary is not a complete description of the analyses underlying the Kendrick, Pierce opinion or the presentation made by Kendrick, Pierce to the Horizon board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Kendrick, Pierce did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Kendrick, Pierce believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a

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misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Transaction Summary. Kendrick, Pierce calculated the merger consideration to be paid as a multiple of Horizon’s book value per share and last twelve months’ earnings. The merger consideration was based on an exchange ratio of one share of Bancshares of Florida’s common stock for one share of Horizon’s common stock, providing that Bancshares of Florida’s stock price per share is between $11.00 and $16.00. The following table sets forth the multiple of book value and latest twelve months earnings based on closing price per share of Bancshares of Florida’s common stock at (i) $13.89 at December 15, 2003; and (ii) $11.00, or $16.00. The following results were based on Horizon’s stated tangible book value per share and latest twelve months earnings as of September 30, 2003, of $7.37 and $182,000, respectively.

	Bancshares of Florida Dec 15, 2003 Closing Price Per Share ($13.89)	Bancshares of Florida at $11.00 Per Share	Bancshares of Florida at $16.00 Per Share
Price/tangible book value	188.37%	149.18%	216.99%
Price/ latest twelve months earnings	59.72	46.19	69.59

Selected Transaction Analysis. Kendrick, Pierce reviewed merger and acquisition transactions announced since January 1, 2001, involving thrifts as sellers. Kendrick, Pierce reviewed two groups of thrift transactions, categorized as follows:

Group 1: Acquisitions of Southeast thrifts with less than $300 million in assets, less than 10% equity to assets, and earnings greater than zero announced since January 1, 2001 (excludes terminated deals).

Group 2: Acquisitions of all Florida-based thrifts announced since January 1, 2001 (excludes terminated deals).

Group 1 Comparable Transactions:

	Median		Low		High		Bancshares of Florida/Horizon Merger
Price/stated book value	106.02%		100.68%		214.80%		188.37%
Price/latest twelve months’ earnings	17.00	x	13.47	x	28.04	x	59.72	x
Price/total assets	11.09%		7.49%		19.73%		12.47%
Price/total deposits	13.38%		10.32%		28.74%		15.38%

Group 2 Comparable Transactions:

	Median		Low		High		Bancshares of Florida/Horizon Merger
Price/stated book value	214.80%		128.21%		348.02%		188.37%
Price/latest twelve months’ earnings	18.49	x	17.00	x	28.36	x	59.72	x

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Price/total assets	17.09%	15.46%	20.13%	12.47%
Price/total deposits	22.12%	20.15%	26.20%	15.38%

No company or transaction used as a comparison in the above analysis is identical to Bancshares of Florida, Horizon or the merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Kendrick, Pierce estimated the present value of the future stream of dividends that Horizon could produce over the next five years, under various circumstances, assuming the company performed in accordance with the earnings forecasts of management. Kendrick, Pierce then estimated the terminal values for Horizon stock at the end of the period by applying multiples ranging from 15.0x to 20.0x projected earnings in year five. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 11.0% to 15.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Horizon’s common stock. This discounted dividend analysis indicated reference ranges of between $4.37 and $6.95 per share of Horizon’s common stock. These values compare to the consideration offered by Bancshares of Florida to Horizon in the merger of $13.89 per share of Horizon’s common stock, based on the closing price per share of Bancshares of Florida’s common stock as of December 15, 2003.

Selected Peer Group Analysis. Kendrick, Pierce analyzed publicly available information to compare selected financial and market data for two groups of peer companies that Kendrick, Pierce deemed relevant for the purpose of comparing with Bancshares of Florida. The two peer groups were:

Group 1: Florida-based publicly traded banks with $100 million to $500 million in assets.

Group 2: Southeast-based publicly traded banks with $100 million to $500 million in assets.

To perform this analysis, Kendrick, Pierce used the financial information as of and for the quarter ended September 30, 2003 and market price information as of December 12, 2003.

	Bancshares of Florida	Group 1— Median	Group 2— Median
Total Assets ($000s)	$193,075	$193,075	$236,970
% Growth (LTM)	69.74%	16.68%	12.68%
Total Loans ($000s)	$163,572	$142,452	$164,804
% Growth (LTM)	71.22%	16.89%	16.32%
Leverage Ratio (%)	11.77%	8.22%	8.94%
LTM ROAA	(2.04)%	.84%	.89%
LTM ROAE	(15.83)%	9.14%	9.62%
Operating Revenue ($000s)	$6,190	$7,888	$10,144
% Growth (LTM)	61.75%	21.11%	18.57%
Net Interest Margin (%)	3.62%	4.28%	3.95%
Efficiency Ratio (%)	141.84%	71.33%	65.07%

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NPAs/Assets (%)	.10%	.13%		.29%
LLR/Loans (%)	.90%	1.18%		1.30%

Market Capitalization ($MM)	$42.77	$32.15		$35.85
Price/LTM EPS (x)	NM	19.82	x	18.99	x
Price/Tangible Book Value(%)	198.15%	178.30%		179.03%
Average Daily Trading Volume (3 months)	8,234	2,275		938

Kendrick, Pierce noted in its presentation that Bancshares of Florida historical losses have been primarily a direct result of the expenses and investment required to establish infrastructure to accommodate actual and projected growth and that Bancshares of Florida losses have declined since its initial public offering. Furthermore, Kendrick, Pierce noted that Bancshares of Florida was the fastest growing bank holding company in the two peer groups and that its average daily trading volume exceeded its peers.

Contribution Analysis. Kendrick, Pierce analyzed the relative contribution of each of Horizon and Bancshares of Florida to the pro forma balance sheet and income statement items of the combined entity, including assets, gross loans, deposits, equity, tangible equity, latest twelve months’ earnings and estimated 2004 earnings. The pro forma ownership analysis assumed the issuance of 749,683 of Bancshares of Florida’s common stock and was based on Bancshares of Florida’s common stock closing price of $13.89 on December 15, 2003. The results of Kendrick, Pierce’s analysis are set forth in the following table:

Category	Bancshares of Florida	Horizon
Assets	68.92%	31.08%
Gross loans	69.60	30.40
Deposits	70.31	29.69
Tangible equity	80.25	19.75
Latest twelve months’ earnings (GAAP)	NM	NM
Estimated pro forma ownership	80.42	19.58

Pro Forma Merger Analysis. Kendrick, Pierce performed a pro forma merger analysis that combined Horizon’s and Bancshares of Florida’s balance sheets based on earnings forecasts through closing provided by the managements of Horizon and Bancshares of Florida, respectively. Kendrick, Pierce noted that, based on information provided by Horizon and Bancshares of Florida management, Bancshares of Florida will remain “well capitalized” under regulatory guidelines after giving effect to the merger. Assumptions and analysis of the accounting treatment, acquisition adjustments, operating efficiencies and other adjustments were made to arrive at a pro forma analysis to determine the effect of the transaction on Bancshares of Florida financial performance. Kendrick, Pierce noted that based on the merger consideration for each share of Horizon’s common

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stock, the merger was expected to be accretive to Bancshares of Florida earnings per share during the first full year of combined pro forma operations. For all of the above analyses, the actual results achieved by pro forma company following the merger will vary from the projected results and the variations may be material.

Other Analyses. Kendrick, Pierce reviewed the relative financial and market performance of Bancshares of Florida and Horizon to a variety of relevant industry peer groups and indices. Kendrick, Pierce also reviewed earnings estimates, historical stock performance, stock liquidity and research coverage for Bancshares of Florida.

The Horizon board has retained Kendrick, Pierce as an independent contractor to act as financial adviser to Horizon regarding the merger. As part of its investment banking business, Kendrick, Pierce is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, Kendrick, Pierce has experience in, and knowledge of, the valuation of banking enterprises.

Kendrick, Pierce has served as financial advisor Horizon since July 9, 2003, pursuant to the terms of the engagement agreement between the parties. As required by the terms of the engagement agreement, Horizon paid Kendrick, Pierce a $15,000 fee upon engagement and a fee of $25,000 for rendering the fairness opinion. Kendrick, Pierce will also receive a transaction fee equal to 1.0% of the transaction value. Under the Kendrick, Pierce engagement agreement, Horizon also agreed to reimburse Kendrick, Pierce for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Kendrick, Pierce against certain liabilities, including liabilities under the federal securities laws.

Opinion of Bancshares of Florida’s Financial Advisor

By letter agreement dated as of October 27, Bancshares retained Advest, Inc. as an independent financial advisor in connection with its consideration of a possible business combination involving Horizon. Advest is a nationally recognized investment banking firm and was selected by Bancshares based on Advest’s experience and expertise. Advest regularly engages in evaluation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. In the ordinary course of its investment banking business, Advest is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Advest acted as financial advisory to Bancshares in connection with the proposed merger with Horizon and participated in the negotiations leading to the Agreement. At the request of the Bancshares Board, representatives of Advest participated in the December 18, 2003 meeting at which the Board considered and approved the merger agreement as well as approved the issuance of the shares of common stock necessary to consummate the merger. At that meeting, Advest delivered to the Bancshares Board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration paid was fair, from a financial point of view, to Bancshares’ stockholders. Advest has also delivered to the Bancshares Board a written opinion dated the date of this proxy statement which is substantially identical to the December 18, 2003 opinion.

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THE FULL TEXT OF ADVEST’S OPINION, AS UPDATED TO THE DATE OF THE PROXY STATEMENT, IS ATTACHED AS APPENDIX D TO THIS PROXY STATEMENT. THE OPINION OUTLINES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY ADVEST IN RENDERING THE OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. BANCSHARES’ STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER. ADVEST’S OPINION WAS DIRECTED TO THE BANCSHARES’ BOARD AND WAS PROVIDED TO THE BOARD FOR ITS INFORMATION IN CONSIDERING THE MERGER. THE OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION PAID TO HORIZON STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF BANCSHARES TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY BANCSHARES STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER OR ANY OTHER MATTER.

In connection with rendering its December 18, 2003 opinion, Advest reviewed and considered, among other things:

(1)	the merger agreement and certain of the schedules thereto;

(2)	certain publicly available financial statements and other historical financial information of Horizon that they deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of Bancshares that they deemed relevant;

(4)	certain pro forma analyses of the impact of the merger on Bancshares capital position and future prospects prepared by and reviewed with management of Bancshares and the views of the senior management of Bancshares, based on limited discussions with them, regarding Bancshares’ business and financial condition;

(5)	the publicly reported historical price and trading activity for Bancshares’ common stock, including a comparison of certain financial and stock market information for Bancshares with similar publicly available information for certain other companies the securities of which are publicly traded;

(6)	the financial terms of certain recent business combinations in the banking industry, to the extent publicly available;

(7)	the current market environment generally and the banking environment in particular; and

(8)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

In performing its reviews and analyses and in rendering its opinion, Advest assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Bancshares and Horizon that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Advest was not asked to and did not undertake an independent verification of the

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accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Advest did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Bancshares or Horizon or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Advest is not an accounting firm and they relied, with Bancshares’ consent, on the reports of the independent accountants of Bancshares and Horizon for the accuracy and completeness of the audited financial statements furnished to them. As to all legal or regulatory matters affecting Bancshares, Advest relied, with Bancshares’ consent, on the advice of Bancshares’ counsel.

Advest’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Advest assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Advest’s analyses do not necessarily reflect the value of Horizon’s common stock or the prices at which Horizon’s common stock may be sold at any time.

Summary of Proposal. Advest reviewed the financial terms of the proposed transaction. Based upon the per share consideration of $13.88 as of December 15, 2003 and Horizon’s September 30,2003 financial information, Advest calculated the following ratios:

Transaction value/ LTM EPS	59.7	x
Transaction value/ LTM EPS (Adjusted for Savings)	20.5	x
Transaction value/book value	188%
Transaction value/tangible book value	188%
Tangible book premium/deposits (3)	7.21%

The aggregate transaction value was approximately $10.9 million, based upon 783,358 fully diluted shares of Horizon common stock outstanding, which was determined using the shares outstanding of 739,580 and the cash value of the options and warrants outstanding of 112,816 with a weighted average strike price of $8.50 per share. For purposes of Advest’s analyses, earnings per share were based on fully diluted earnings per share.

Analysis of Contribution Analysis. Based on a fixed exchange of one share of Bancshares’ common stock for each share of Horizon’s common stock, subject to adjustment based on Bancshares’ stock price at closing detailed in the merger agreement, Horizon’s shareholders would receive 749,683 shares of Bancshares stock or 19.6% of the pro forma shares outstanding. This compares favorably to Horizon’s contribution to the combined company in terms of:

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	Bancshares	Horizon
Assets	68.8%	31.2%
Deposits	70.0%	30.0%
Loans	69.2%	30.8%
Equity	79.9%	21.1%
3rd Qtr Net Interest Income	73.0%	27.0%
3rd Qtr Non-Interest Income	61.0%	39.0%

Analysis of Selected Merger Transactions. Advest reviewed 37 transactions announced nationwide from January 1, 2001 to January 22, 2004 involving thrift sales with assets greater than $50 million and less than $250 million. Advest also reviewed 5 thrift transactions and 12 bank transactions in Florida from January 1, 2001 to January 22, 2004. Advest reviewed for all three groups the multiples of transaction value at announcement to last twelve months’ earnings and adjusted for approximately $350,000 in cost savings realized prior to closing primarily in back office mortgage operations, transaction value to book value, transaction value to tangible book value, transaction value to assets and tangible book premium to deposits. The table below summarizes the comparison of the Horizon transaction to the three peer groups:

(In Millions)	Horizon		Nationwide Peer		Florida Thrifts		Florida Banks
Transaction Value	$10.9		$15.4		$100.0		$26.7
Price to:
LTM EPS	59.7	x	45.9	x	28.4	x	35.4	x
LTM EPS (Adjusted for Savings)	20.5	x
Book Value	188%		144%		215%		313%
Assets	12.85		16.95		17.09		24.67
Tangible Premium to Deposits	7.21		9.39		14.79		26.66

Summary Financial Information
Assets	$87.4		$106.8		$633.2		$101.7
ROA	0.28%		0.30%		0.58%		0.88%
ROE	4.31		3.48		4.87		10.67
Equity to Assets	6.61		11.24		8.05		7.86

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Discounted Terminal Value Analysis. Advest also performed an analysis which estimated the future terminal value of Horizon’s common stock at December 31, 2006, Advest applied price/earnings multiples ranging from 18x to 24x. The terminal values were then discounted to present values using different discount rates ranging from 8% to 14% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Horizon’s common stock. This analysis indicated an imputed range of values per share of Horizon’s common stock of $11.08 to $17.38.

In connection with its analyses, Advest considered and discussed with the Board of Directors of Bancshares how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets and net income. Advest noted that the discounted terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Impact to Bancshares. Based on internal estimates of Horizon’s book value as of December 31, 2003 of $5.9 million, estimated earnings for 2004 of $700,000 and additional cost savings of $150,000, Advest estimates the pro forma impact of the transaction to Bancshares will be an estimated 78% increase to 2004 EPS, 19% increase to book value per share and dilution to tangible book value per share of 7%.

Using publicly available information on Bancshares and Horizon and applying the capital guidelines of banking regulators, Advest’s analysis indicated that the merger would not significantly dilute the capital and earnings capacity of Bancshares and would, therefore, likely not be opposed by the banking regulatory agencies from a capital perspective. Furthermore, Advest considered the likely market overlap and the Federal Reserve Board guidelines with regard to market concentration and concluded that possible antitrust issues do not exist.

Advest has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Advest has assumed that all estimates were reasonably prepared by management, and reflect their best current judgments. Advest did not make an independent appraisal of the assets or liabilities of either Bancshares or Horizon, and has not been furnished such an appraisal.

No company or transaction used as a comparison in the above analysis is identical to Horizon, Bancshares, or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

Advest will be paid (1) a transaction fee equal to $150,000 and (2) reasonable out-of-pocket expenses for its services. Bancshares has agreed to indemnify Advest against certain liabilities, including certain liabilities under federal securities laws.

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The Merger

Effective Time of the Merger. Subject to the conditions to the obligations of the parties to effect the merger (including, without limitation, the receipt of all required approvals of governmental and regulatory authorities), the merger will become effective when articles of merger are filed with the Florida Secretary of State, Division of Corporations.

Although we anticipate that all conditions to consummation of the merger will be satisfied so that the merger can be consummated on or before June 30, 2004, we cannot give any assurance that the necessary shareholder and regulatory approvals can be obtained or that other conditions precedent to the merger can or will be satisfied. Some, but not all, of which may be waived by the party to whom the condition runs.

Conditions to Consummation of the Merger. Consummation of the merger is subject to various conditions, including:

•	the Registration Statement shall have been declared effective by the Securities and Exchange Commission;

•	receipt of the approval of the respective shareholders of Horizon of the merger agreement, receipt of approval of the merger consideration by Bancshares of Florida’s shareholders, and receipt of regulatory approvals required for consummation of the merger;

•	no suit, action, or claim or other proceeding shall have been threatened or pending which in the reasonable opinion of Bancshares of Florida or Horizon presents a significant risk of restraint or prohibition of the merger, or the attainment of material damages or other relief against either Bancshares of Florida or Horizon or their respective shareholders in connection with the merger;

•	receipt by Horizon of a written legal opinion from Igler & Dougherty, P.A., counsel to Bancshares of Florida, and by Bancshares of Florida of a written legal opinion from Broad and Cassell, and from Luse Gorman Pomerenk & Schick, counsel to Horizon;

•	the accuracy, as of the date of the merger agreement and as of the merger effective time, of the representations and warranties of Horizon and Bancshares of Florida as set forth in the merger agreement;

•	the performance of all agreements and the compliance with all covenants of Horizon and Bancshares of Florida as set forth in the merger agreement;

•	the absence of any law or order or any action taken by any court, governmental, or regulatory authority of competent jurisdiction prohibiting, restricting, or making illegal the consummation of the transactions contemplated by the merger agreement;

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•	the absence of any material adverse change which would have a material adverse effect on either Horizon or Bancshares of Florida;

•	satisfaction or waiver of certain other conditions, including the receipt of various certificates from the officers of Horizon and Bancshares of Florida.

We are not able to provide assurance about when or if all of the conditions precedent to the merger can or will be satisfied or waived by the party permitted to do so.

Regulatory Approvals. The merger may not proceed in the absence of receipt of the requisite regulatory approvals. Applications for the approvals described below have been submitted to the appropriate regulatory authorities.

Horizon and Bancshares of Florida are not aware of any material governmental approvals or actions that are required for consummation of the merger, except as described in this Joint Proxy Statement/Prospectus. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

The merger is subject to the prior approval of the Federal Reserve Board, pursuant to the Bank Holding Company Act of 1956. In evaluating the merger, the Federal Reserve Board is required to consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve Board from approving the merger if:

•	it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	its effect in any section of the country could be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner, unless the Federal Reserve Board should find that any anti-competitive effects are outweighed clearly by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

The merger may not be consummated any earlier than the 15th day following the date of approval of the merger by the Federal Reserve Board, during which time the United States Department of Justice is afforded the opportunity to challenge the merger on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the Federal Reserve Board, unless a court of competent jurisdiction should specifically order otherwise. Any regulatory approval that imposes material changes to the merger agreement or other material conditions could necessitate a resolicitation of shareholder approval.

Waiver, Amendment, and Termination. To the extent permitted by law, the merger agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Board of Directors of each of the parties before or after shareholder approval of the merger agreement. However, no amendment may be made which modifies the consideration to be

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received by Horizon’s shareholders without their further approval. In addition, prior to or at the filing of the Articles of Merger with the Florida Secretary of State, either Horizon or Bancshares of Florida, or both, acting through their respective boards of directors, may:

•	waive any default in the performance of any term of the merger agreement by the other party;

•	waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the merger agreement; and

•	waive any of the conditions precedent to the obligations of such party under the merger agreement,

except any condition that, if not satisfied, would result in the violation of any applicable law or governmental regulation and provided that such waiver would not adversely affect the interests of the waiving party or its shareholders. No such waiver will be effective unless written and unless executed by a duly authorized officer of Horizon or Bancshares of Florida as the case may be.

The merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger, notwithstanding its approval by the shareholders of Bancshares of Florida and Horizon:

(1)	by the mutual agreement of Bancshares of Florida and Horizon;

(2)	by either Bancshares of Florida or Horizon if:

•	Bancshares of Florida’s shareholders do not approve the issuance of the merger consideration;

•	Horizon’s shareholders do not approve the merger;

•	Bancshares of Florida has not received the requisite regulatory approvals by August 15, 2004;

•	the merger has not become effective on or before September 30, 2004, or such later date as the parties shall have agreed in writing;

•	a court or other governmental entity prohibits the merger;

•	either party has breached in a manner resulting in a material breach that cannot or has not been cured within thirty (30) days.

(3)	by Bancshares of Florida if:

•	Horizon’s Board of Directors shall have determined, in the exercise of its fiduciary duty, not to recommend the merger to Horizon’s shareholders or have withdrawn such recommendation;

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•	in the event the combination of the number of shares for which Horizon’s shareholders elect dissenters’ rights plus a number of shares related to the amount of cash to be paid for the cancellation of Horizon options or warrants that is determined by the formula contained in the merger agreement exceeds 10%;

•	Horizon violates or does not fulfill, in any material respect, its obligations, covenants or agreements contained in the merger agreement;

•	Horizon is in breach, in any material respect, of the representations and warranties provided to Bancshares of Florida in the merger agreement and certificates or other documents delivered to Bancshares of Florida by Horizon pursuant to the merger agreement;

(4) by Horizon if:

•	Bancshares of Florida violates or does not fulfill, in any material respect, its obligations, covenants or agreements contained in the merger agreement;

•	Bancshares of Florida is in breach, in any material respect, of the representations and warranties provided to Horizon in the merger agreement and certificates or other documents delivered to Horizon by Bancshares of Florida pursuant to the merger agreement;

•	prior to the effective time of the merger, Horizon receives an acquisition proposal that the Horizon board of directors determines is more favorable to the Horizon’s shareholders and Bancshares of Florida has not adjusted the terms of the merger agreement so as to permit Horizon to proceed with the merger on such adjusted terms; or

•	Horizon determines that the average price of Bancshares of Florida’s common stock during the 20 trading day period preceding regulatory approval of the merger has fallen below $11.00 and Bancshares does not elect to increase the exchange ratio.

If the merger is terminated as described above, the merger agreement will become void and have no effect, except that: (i) certain of its provisions including those relating to the obligations to maintain the confidentiality of information and the return of all documents obtained from the other party, will survive; and (ii):

•	if Horizon terminates pursuant to Section 8.1(b)(I) of the Agreement, then Horizon shall pay to Bancshares $250,000 as reimbursement for Bancshares’ expenses related to the merger;

•	if Bancshares terminates pursuant to Section 8.1(b)(I) or (v) or Sections 8.1(c), (d) or (e) of the Agreement (provided that, in the case of Sections 8.1(c) and (d), any basis for termination by Bancshares be based on the willful conduct of Horizon), then Horizon shall pay to Bancshares $250,000 as reimbursement for Bancshares’ expenses related to the merger;

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•	if Bancshares terminates pursuant to Sections 8.1(b)(ii) of the Agreement then Bancshares shall pay to Horizon up to $200,000 as reimbursement for any of Horizon’s actual expenses related to the merger;

•	if Horizon terminates pursuant to Sections 8.1(b)(ii) or (v), (c) or (d) of the Agreement (provided that, in the cases of Sections 8.1(c) and (d), any basis for termination by Horizon be based on the willful conduct of Bancshares), then Bancshares shall pay to Horizon up to $200,000 as reimbursement for any of Horizon’s actual expenses related to the merger.

If Horizon terminates the merger agreement following receipt of an acquisition proposal from a third party and thereafter enters into or consummates a transaction pursuant to such acquisition proposal which results in a change of control of Horizon, Horizon must make a cash payment of $500,000 to Bancshares of Florida.

Management and Operations After the Merger

As soon as practicable following the merger and subject to any necessary regulatory and shareholder approval, the board of directors of Bancshares of Florida will take steps to reconstitute its size to 18 individuals, 16 of whom shall be current members of the Board of directors of Bancshares of Florida and two of whom shall be current members of the board of directors of Horizon. In addition the board of directors of Bank of Florida will take steps to reconstitute its size to 12 individuals, 10 of whom shall be current members of the board of directors of Bank of Florida and two of whom shall be current members of the board of directors of Horizon.

Interests of Certain Persons

Two current members of the board of directors of Horizon will be appointed to serve on the board of directors of Bancshares of Florida upon consummation of the merger. Bancshares of Florida does not currently pay members of its board of directors any fee for board meetings or committee meetings attended but may do so in the future.

The merger agreement provides that Bancshares of Florida will offer and have its subsidiary Horizon Bank enter into an employee severance agreement with Mr. Thomas E. Lunak on the closing date of the merger that will have a two-year term. Under the terms of the severance agreement, Mr. Lunak will be entitled to receive a termination benefit equal to 1 1/2 times his highest annual base salary for the preceding 3-year period if he is terminated without cause any time during the term of the severance agreement.

If Mr. Lunak is terminated during the term of the severance agreement as a result of a change in control of Bancshares of Florida he will be entitled to receive a termination benefit equal to 2 1/2 times his highest base salary and will be provided with life, health and disability benefits until he has obtained new employment or one year which ever is longer. The severance agreement provides that Mr. Lunak may not “compete” (as such term is defined in the agreement) with Bancshares of Florida in Palm Beach and Broward Counties, Florida, for a period of six months following the termination of his employment. The terms are found in the severance agreement, which is attached to this Proxy/Prospectus as Appendix E.

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Effect on Certain Benefit Plans

In the merger agreement, Bancshares of Florida agreed that, as of the effective time of the merger, Horizon directors holding outstanding options and warrants to purchase shares of Horizon’s common stock shall have the option to surrender their Horizon stock options and receive a cash payment for the difference between the exercise price of the stock option and the per share cash value of the merger. Alternatively a holder of options or warrants may accept Bancshares of Florida’s shares in lieu of cash according to a formula set out in the merger agreement. This right is limited to the extent that it affects the tax-free nature of the merger under Section 368(a) of the Internal Revenue Code of 1986. Non-director employees holding Horizon stock options will not be able to elect a cash option. Bancshares of Florida expects to issue approximately 11,789 of its shares and pay approximately $440,000 in cash as consideration for the cancellation of Horizon’s outstanding stock options and warrants which are not assumed by Bancshares of Florida.

At the effective time of the merger, each Horizon stock option that is outstanding and not surrendered for cash or exchanged for Bancshares of Florida stock as described above, whether or not exercisable, will be converted into and become a right to purchase Bancshares of Florida’s common stock, and Bancshares of Florida will assume each Horizon stock option, in accordance with the terms of the Horizon stock option agreements, as applicable. However, from and after the merger effective time:

•	each Horizon stock option assumed by Bancshares of Florida may be exercised solely for shares of Bancshares of Florida’s common stock;

•	each Horizon stock option assumed by Bancshares of Florida will be fully vested following the merger;

•	the number of shares of Bancshares of Florida’s common stock subject to such Horizon stock option will equal the number of shares of Horizon common stock exercisable under such Horizon stock option at the merger effective time; and

•	the per share exercise price under each such Horizon stock option will be the same price set forth at the time they were granted by Horizon, or $7.00 per share.

Federal Income Tax Consequences of the Merger

The merger is intended to qualify as a reorganization for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code. The law firm of Igler & Dougherty, P.A. has rendered its opinion to Bancshares of Florida and Horizon that the merger will constitute such a reorganization. In delivering its opinion, Igler & Dougherty received and relied upon certain representations of officers of Horizon and Bancshares of Florida and certain other factual assumptions, information, data, documentation and other materials as it deemed necessary.

Neither Bancshares of Florida nor Horizon intends to seek a ruling from the Internal Revenue Service as to the federal income tax consequences of the merger. Horizon’s shareholders should be aware that the opinion of Igler & Dougherty will not be binding on the Internal Revenue Service or the courts. Horizon’s shareholders also should be aware that some of the tax consequences of the merger are governed by provisions of the Internal Revenue Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no

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assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

The tax opinion states that, provided the assumptions stated therein are satisfied, the merger whereby Horizon will be merged with and into Bancshares of Florida will constitute one or more reorganizations as defined in Section 368(a)(1)(A) of the Internal Revenue Code, and the following federal income tax consequences will result in:

No gain or loss will be recognized by Horizon shareholders who receive only Bancshares of Florida common stock in the merger. The aggregate federal income tax basis of the Bancshares of Florida common stock received by each of those Horizon shareholders will be the same as the aggregate federal income tax basis of the shareholder’s Horizon common stock. The holding period of the shares of Bancshares of Florida’s common stock received by each of those Horizon shareholders will include the period for which the exchanged Horizon common stock was held as a capital asset by the Horizon shareholder as of the closing date of the merger.

Cash Received for a Fractional Share. A shareholder who receives cash instead of a fractional share of Bancshares of Florida’s common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received for the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of Horizon common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Horizon common stock is more than one year at the effective time of the merger.

These rules are complex and dependent upon the specific factual circumstances particular to each shareholder. Consequently, each shareholder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such shareholder.

Bancshares of Florida and Horizon. Neither Bancshares of Florida nor Horizon will recognize gain solely as a result of the merger, except that gain or loss may be recognized on the recapture of tax attributes, including but not limited to the recapture of bad debt reserves.

Horizon’s shareholders are urged to consult their own tax advisors regarding specific tax consequences to them of the merger and the exchange of their Horizon stock for Bancshares of Florida stock or cash.

Section 1.368-3 of the Treasury Regulations requires that each shareholder who receives Bancshares of Florida common stock pursuant to the merger attach to such shareholder’s federal income tax return for the taxable year in which the merger occurs, a complete statement of all the facts pertinent to the non-recognition of gain or loss upon the merger. Shareholders should consult their own tax advisors regarding the disclosure requirements.

The foregoing discussion is intended only as a summary of material federal income tax consequences of the merger to the shareholders of Horizon and does not purport to be a complete description of all potential tax effects of the merger. The discussion does not address the tax consequences that may be relevant to a particular shareholder subject to special treatment under certain federal income tax laws, such as:

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•	dealers in securities;

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	non-United States persons;

•	shareholders who do not hold their shares of Horizon common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code; and

•	shareholders who acquired their shares of Horizon common stock pursuant to the exercise of stock options or otherwise as compensation.

In addition, the discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. Moreover, the tax consequences to holders of Horizon’s stock options or warrants are not discussed. The discussion is based upon the Internal Revenue Code, treasury regulations thereunder and administrative rulings and court decisions as of the date hereof. All of the foregoing is subject to change and any such change could affect the continuing validity of this discussion. Horizon shareholders are urged to consult their own tax advisors concerning the particular federal, state, local and foreign tax consequences of the merger to them.

Accounting Treatment

The merger will be treated as a “purchase” under generally accepted accounting principles. Under the purchase method of accounting, at the effective time of the merger, Horizon’s assets and liabilities, including identifiable intangibles, will be recorded at their respective fair values and added to those of Bancshares of Florida. The excess of the purchase over the fair value of the net assets acquired will be recorded as goodwill on Bancshares of Florida’s books. The consolidated financial statements of Bancshares of Florida, after the effective time of the merger, will reflect the assets and liabilities of Horizon, but Bancshares of Florida’s consolidated financial statements will not be restated retroactively to reflect Horizon’s historical financial position or results of operations.

All unaudited pro forma condensed combined financial information contained in this Joint Proxy Statement/Prospectus has been prepared using the purchase method to account for the merger. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair values of Horizon’s tangible and identifiable intangible assets and liabilities. In addition, estimates related to restructuring and merger-related charges are subject to final decisions related to the merger. Accordingly, the final purchase accounting adjustments, restructuring and merger-related charges may be materially different from the unaudited pro forma adjustments presented in this document. Any decrease in the fair value of the net assets of Horizon as compared to the information shown in this document will have the effect of increasing the amount of the purchase price allocable to goodwill.

Expenses and Fees

The merger agreement provides that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the merger agreement, including legal, accounting and financial advisory fees, as well as the expenses associated with the printing and mailing of this Joint Proxy Statement/Prospectus.

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Resales of Bancshares of Florida Common Stock

The issuance of Bancshares of Florida’s common stock to shareholders of Horizon in connection with the merger will be registered under the Securities Act of 1933. All shares of Bancshares of Florida common stock received by Horizon shareholders will be freely transferable upon consummation of the merger by those shareholders who were not “affiliates” of Horizon. “Affiliates” generally are defined as persons or entities who control, are controlled by, or are under common control with Horizon (generally, this will include executive officers, directors, and shareholders who own 10% or more of Horizon’s common stock). The “affiliates” are expected to enter into agreements with Bancshares of Florida reflecting limitations on their ability to transfer the shares they will receive in the merger.

DISSENTERS’ RIGHTS

Dissenters’ Rights of Horizon’s Shareholders

The following discussion is not a complete statement of the law relating to dissenters’ rights and is qualified in its entirety by reference to Appendix B, which contains the full text of Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act (2002) which are applicable to the proposed transaction. Pursuant to Sections 607.1301 through 607.1320, any shareholder of a Florida corporation has the right to dissent from, and obtain payment of the “fair value” of his or her shares in the event of, a consummation of a plan of merger to which the corporation is a party if the shareholder is entitled to vote on the merger. The shareholders of Horizon are entitled to vote on the proposed merger and therefore are entitled to elect dissenters’ rights under the statute. Horizon shareholders whose common stock is held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record shareholder to timely and properly follow the steps summarized below to perfect whatever dissenters’ rights the beneficial shareholder may have.

Sections 607.1301 through 607.1320 of the Florida Business Corporation Act provide for rights of appraisal of the value of the shares for which the shareholder of record:

(1)	has delivered notice in writing to Horizon before the vote is taken that he or she intends to demand a cash payment for his shares if the merger is consummated; and

(2)	does not vote in favor of the merger. A proxy or vote against the merger does not constitute such notice of intent to demand payment.

A shareholder may dissent as to less than all of the shares registered in his name. The rights of a partial dissenter are determined as if the shares as to which such holder dissents and other shares held by the holder are registered in different names. Within 10 days after the special meeting, Horizon will send to each shareholder who has given notice of his or her dissent, a written notice of the approval of the agreement and plan of merger by the company’s shareholders. Within 20 days after the date of such notice the shareholder must submit a notice of election to dissent and a written demand for payment of the fair value of his or her shares to Horizon. Simultaneously with the filing of the election to dissent, the shareholder shall submit his certificates representing his shares of common stock to Horizon for notation thereon that such demand has been made.

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The dissenters’ notice should be sent to:

Thomas E. Lunak, President

Horizon Financial Corp.

1851 NW 125th Avenue, Suite 100

Pembroke Pines, Florida 33028

Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided under Sections 607.1301 through 607.1320 of the Florida Business Corporation Act, and the shareholder shall not be entitled to vote or exercise any other rights of a shareholder. A notice of election to dissent may be withdrawn in writing by the shareholder at any time before an offer to pay for his shares is made by Horizon prior to the consummation of the merger or before an offer to pay for his shares is made by Bancshares of Florida after the merger is consummated. After the corporation makes such an offer, the notice of election to dissent may not be withdrawn unless the corporation consents thereto.

Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after the merger is completed, whichever is later (but in no case later than 90 days from Horizon’s special meeting), the corporation will offer to pay each dissenting shareholder who has demanded payment in accordance with the Florida Business Corporation Act an amount which the corporation has estimated to be the fair value of the shares, and each dissenting shareholder who has demanded payment in accordance with the Florida Business Corporation Act may agree to accept such offer of payment. “Fair Value” means the value of the shares as of the close of business on the day prior to the respective shareholders’ special meeting, excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

If within 30 days after the corporation makes an offer of payment to any such shareholder and the shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the closing date, whichever is later. Upon receiving payment, such dissenting shareholder ceases to have any interest in the shares.

If the corporation fails to make such offer within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after the merger is completed, or if the corporation makes the offer and any dissenting shareholder fails to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which the merger is completed, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in Broward County, Florida for Horizon shareholders requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares.

If the corporation fails to file an action, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of the state of Florida), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. All dissenting shareholders who are proper parties to the proceeding are entitled to judgment against the respective corporation for the amount of the fair value of their shares. The appropriate corporation shall pay each dissenting

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shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares. The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court. The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith.

A shareholder who dissents and obtains payment under these procedures may not challenge the merger unless the merger is unlawful or fraudulent with respect to the shareholder or Horizon or both.

Failure of a shareholder to comply with any requirements of the provisions relating to dissenters’ rights of appraisal will result in a forfeiture by such shareholder of appraisal rights.

References herein to applicable statutes are summaries of portions thereof and do not purport to be complete and are qualified in their entirety by reference to applicable law. Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act are attached hereto as Appendix B. You should read the materials in Appendix B carefully.

INFORMATION ABOUT BANCSHARES OF FLORIDA

General

We are a multiple bank holding company that owns and operates Bank of Florida, N.A., a national banking association based in Naples, Florida, Bank of Florida, a state-chartered bank based in Fort Lauderdale, Florida, and Florida Trust Company, a state-chartered trust company operating in Naples, Florida.

Strategy

We plan to capitalize on the opportunities created by the consolidation of the banking industry in Florida that has taken place in recent years. We believe that consolidation has reduced the levels of personalized services and, for the most part, the national and regional financial institutions that dominate the banking industry in South Florida have increasingly focused on larger corporate customers, standardized loan and deposit products and other services. More specifically, many financial institutions have centralized their loan approval practices for small businesses, leaving less responsibility and authority with the local loan officer. The most frequent customer complaints are the lack of personalized service and turnover in lending personnel, which limits the customer’s ability to develop a relationship with his or her banker. As a result of these factors, we believe there currently exists a significant opportunity to attract and preserve customers who are dissatisfied with their current banking relationships.

Our emphasis is placed on relationship banking so that each customer can identify and establish a comfort level with our officers and staff. We operate our subsidiary banks as community banks, emphasizing local leadership and local decision-making. We want our

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subsidiary banks to be the bank of choice for businesses, professionals and individuals looking for more personalized financial planning, services and products. The management team of each bank subsidiary makes its own credit decisions. Each subsidiary bank prices and markets its own loan and deposit products and has its own board of directors, drawn mainly from members of the local business community. Each board of directors has full authority over their subsidiary bank, in contrast to an “advisory” board that lacks authority. While a significant portion of our lending effort is concentrated on commercial and professional businesses, we also focus on cross-marketing deposit products. Many of our retail customers are the principals of our small- and medium-sized business customers.

Market Focus

Our marketing efforts are focused on attracting small and medium-sized businesses and individuals, including service companies, manufacturing companies, commercial real estate developers, entrepreneurs and professionals, such as engineers, physicians, attorneys, certified public accountants and architects. We have been successful in penetrating this market through our ability to deliver:

•	Tailored and flexible loan products;

•	Comprehensive online banking and cash management services;

•	Competitive investment SWEEP products; and

•	Sophisticated trust and investment advisory services.

We distinguish ourselves from our competitors through customer service. To date, we have experienced significant success penetrating the medical and small business communities. By utilizing director relationships with the more prominent hospitals and physician practices, we have originated in excess of $21 million in loans and garnered over $3 million in non-interest deposits. We believe this success can be replicated as we continue to expand in the Broward/Palm Beach County market.

Future Growth

Our strategy is to have sufficient capital on hand to take advantage of growth opportunities either through a new charter in a strategic market, the acquisition of small banks in identified strategic markets, or through the acquisition of branch sites that may come available in markets we are trying to penetrate. Outside of Horizon, we currently have no specific acquisition candidates targeted. We are, however, considering other locations in Broward County, as well as Palm Beach County, for future branch expansion. We have entered into a lease for a branch in an office building to be constructed in a primary location in Boca Raton (Palm Beach County), Florida. Following the consummation of the merger with Horizon, it is our intent to move the Horizon Bank charter headquarters to Boca Raton, Florida and rename the bank, Bank of Florida, Boca Raton.

We are also looking to expand our Tampa operations. We currently have a loan production office which will be expanded to a full branch facility or a de novo bank subsidiary charter.

Our multiple bank holding company structure provides flexibility for the future expansion of our banking business through the possible acquisition of other financial institutions and the formation of new banks. The acquisition or formation of banks will be subject to regulatory approvals and other requirements. See “Supervision and Regulation.” In addition, our holding company structure makes it easier to raise additional capital for our subsidiary banks.

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At December 31, 2003 Bancshares of Florida had consolidated:

■	total assets of approximately $222.6 million,

■	total loans held for investment of approximately $200.5 million,

■	deposits of approximately $201.2 million, and

■	shareholders’ equity of approximately $21.2 million.

Bancshares of Florida had net income (loss) of approximately ($2.708) million, ($2.640) million, ($553) million, ($1.264) million, and ($1.101) million and basic and diluted earnings (loss) per share of ($0.92), ($1.48), ($0.47), ($1.09), and ($1.98) for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

Bancshares of Florida Banking Subsidiaries

Bank of Florida, N.A., Naples

Bank of Florida, N.A., f/k/a Citizens National Bank Southwest Florida, is a national bank located in Naples, Florida, with approximately $145.4 million in assets at September 30, 2003. Bank of Florida, N.A. commenced operations on August 24, 1999. Bank of Florida, N.A. seeks to emphasize the needs of individuals and small to medium-sized businesses located in Collier and Lee Counties who desire high levels of personalized attention and customer service. Bank of Florida, N.A. offers a full range of interest bearing and non-interest bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular savings accounts and certificates of deposit. Bank of Florida, N.A. also offers a variety of loan accounts, including commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Bank of Florida, N.A. provides such consumer services as telephone banking, online banking, U.S. Savings Bonds, travelers checks, cashier’s checks, safe deposit boxes, bank-by-mail services, direct deposit and automated teller services. Bank of Florida, N.A. opened its new main office facility in August 12, 2002. The facility is located at 1185 Immokalee Road. The former main office at 3401 Tamiami Trail North now serves as a full-service branch office. Bank of Florida, N.A. intends to establish one additional branch office within the next 12 to 18 months, presently anticipated to be located in southern Lee County, Florida.

Tampa Loan Production Office

In August, 2003, Bank of Florida, N.A., opened a loan production office in Tampa, Florida. The office operates from a leased facility at 500 N. Westshore Boulevard. Bancshares of Florida intends to expand its presence in the Tampa market by chartering a new bank in Tampa during the 3rd or 4th quarter of 2004. The new bank is expected to open on Harbour Island, just south of downtown Tampa.

Bank of Florida, Fort Lauderdale

Bank of Florida is a state-chartered commercial bank located in Fort Lauderdale, Florida, with approximately $58.6 million in assets as of September 30, 2003. Bank of Florida commenced operations on July 16, 2002. Bank of Florida offers the same services offered by Bank of Florida, N.A. to professionals and small to medium size businesses located in Broward and Palm Beach Counties, including wealth management and trust services. Bank of Florida is currently looking at other branch site opportunities within its market.

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Florida Trust Company

On April 18, 2000, Citizens Capital Management, Inc., now known as Florida Trust Company, was incorporated under the laws of the State of Florida as a wholly-owned subsidiary of Bank of Florida, N.A. On March 20, 2003, Florida Trust Company became a wholly-owned subsidiary of Bancshares of Florida, Inc. Florida Trust Company offers investment management, trust administration, estate planning, and financial planning services to both customers and non-customers of Bank of Florida, N.A. and Bank of Florida. Florida Trust Company’s goal is to combine the highest level of investment advice with the highest level of personalized service for the clients who have entrusted us with the safe and sound stewardship of the assets they have accumulated. We provide each client with his or her own unique, custom-tailored answer to the investment needs we have helped to identify. Our staff is comprised of experienced, seasoned professionals who strive to develop in-depth relationships with our clients. Florida Trust Company has formed strategic partnerships with a number of organizations in the investment industry in order to make these organizations’ services available to our clients. As of September 30, 2003, Florida Trust Company manages over $110 million in assets.

Products and Services

General. We offer a broad array of traditional banking products and services to our bank customers, including the products and services described below. These services are offered at each of our banking locations, as well as through our online banking program at: www.bankofflorida.com.

Deposits. We offer a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, sweep accounts, cash management accounts, individual retirement accounts, savings accounts, and other time deposits, ranging from daily money market accounts to longer term certificates of deposit. The rates and terms of our accounts and time deposits are tailored to compete with the rates and terms in our principal markets. We seek deposits from residents, businesses, professionals and employees of businesses in our primary markets. The FDIC insures all of our accounts up to the maximum amount permitted by law. In addition, we receive service charges that are competitive with other financial institutions in our principal markets, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

Loan Activities. Our deposits, together with borrowings and other sources of funds, are used to originate and purchase loans. We offer a full range of short- and medium-term commercial, consumer and real estate loans. Generally, we seek to allocate our loan portfolio as follows: 25% to residential real estate loans; 60% to small business and commercial real estate loans; and 15% to consumer loans. Our loan approval process provides for various levels of officer lending authority. When a loan amount exceeds officer lending authority levels, it is reviewed by the loan committee of our board of directors, which has ultimate lending authority. The loan committee meets on demand.

The risk of non-payment of loans is inherent in all loans. However, all loan applicants are carefully evaluated in order to minimize our credit risk exposure by use of thorough loan application and approval procedures that we have established for each category of loan. In determining whether to make a loan, we consider the borrower’s credit history, analyze the borrower’s income and ability to service the loan, and evaluate the need for collateral to secure

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recovery in the event of default. An allowance for loan losses is maintained based upon assumptions and judgments regarding the ultimate collectibility of loans in our portfolio and a percentage of the outstanding balances of specific loans when their ultimate collectibility is considered questionable.

Our loan activities are primarily directed to individuals, businesses and professionals in our principal markets whose demand for funds generally fall within our subsidiary bank’s respective legal lending limits and who are also likely deposit customers. We have the ability to make loans in excess of our individual loan limits when we are able to secure a commitment from another lending institution to purchase a participation in the loan which will result in our subsidiary banks maximum loan exposure being equal to or less than our legal lending limit. The following is a description of each of the major categories of loans which we make.

Commercial Loans. This category includes loans made to business entities for a variety of business purposes. We place particular emphasis on loans to small- to medium-sized professional firms, retail and wholesale businesses, and light industry and manufacturing concerns operating in our principal markets. We consider “small businesses” to include commercial, professional and retail businesses with annual gross sales of less than $20 million or annual operating profits of less than $5 million. Our commercial loans include term loans with variable interest rates secured by equipment, inventory, receivables and real estate, as well as secured and unsecured working capital lines of credit. Risks of these types of loans depend on the general business conditions of the local economy and the borrowers’ ability to sell its products and services in order to generate sufficient business profits to repay their loans under the agreed upon terms and conditions. Personal guarantees are obtained from the principals of business borrowers and third parties to support further the borrowers’ ability to service the debt and reduce the risk of non-payment.

Commercial Real Estate Loans. Commercial real estate loans are offered to developers of both commercial and residential properties. Interest rates may be fixed or adjustable. We manage credit risk associated with these loans by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors. Risks associated with commercial real estate loans include the general risk of the failure of the commercial borrower, which are different for each type of business and commercial entity. Each business is evaluated on an individual basis. We attempt to reduce credit risks in the commercial real estate loan portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. Personal guarantees are typically required of the principal owners.

Construction and Development Loans. Construction and development loans are made on both a pre-sold and speculative basis, and are generally at a fixed interest rate. If the borrower has entered into an arrangement to sell the property prior to beginning construction, the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, the loan is considered to be on a speculative basis. We make residential and commercial construction loans to builders and developers, as well as to consumers who wish to build their own home. The term of most construction and development loans are limited to 18 months, although we may structure the payments based on a longer amortization basis. We base speculative loans on the borrower’s financial strength and cash flow position. Loan proceeds are disbursed based on the percentage of completion and only after an experienced construction lender or appraiser inspects the project. These loans generally command higher rates and fees commensurate with the risks warranted in the construction loan field. The

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risk in construction lending depends upon the performance of the builder in building the project to the plans and specifications of the borrower and our ability to administer and control all phases of the construction disbursements. Upon completion of the construction, we typically convert construction loans to permanent loans.

Residential Real Estate Loans. We make adjustable or fixed interest rate residential real estate loans to qualified individuals for the purchase of existing single-family residences in our principal markets. These loans are made in accordance with our appraisal policy and real estate lending policy which detail maximum loan-to-value ratios and maturities. We believe that these loan-to-value ratios are sufficient to compensate us for fluctuations in real estate market values and minimize losses that could result from a downturn in the residential real estate market. Mortgage loans that do not conform to our policies are sold in the secondary market. The risk of these loans depends on our ability to sell the loans to national investors and on the frequency of interest rate changes.

We limit interest rate risk and credit risk on these loans by locking in the interest rate for each loan with a secondary market investor and receiving the investor’s underwriting approval before originating the loan. Loans are retained for our portfolio when there is sufficient liquidity to fund the needs of the established customers and when rates are favorable to retain the loans. The loan underwriting standards and policies are generally the same for both loans sold in the secondary market and those retained in our portfolio.

Consumer and Installment Loans. Consumer loans include lines of credit and term loans secured by second mortgages on the residences of borrowers for a variety of purposes, including home improvements, education and other personal expenditures. Consumer loans also include installment loans to individuals for personal, family and household purposes, including automobile and boat loans and pre-approved lines of credit. Consumer loans generally involve more risk than mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal. This risk is due to the potential for damage to the collateral or other loss of value, and the fact that any remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance depends on the borrower’s continued financial stability and is, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Other Services and Products. Other services and products that we provide include:

•	Cash management services;

•	Sweep accounts;

•	Telephone banking;

•	Safe deposit boxes;

•	Traveler’s checks;

•	Direct deposit of payroll and social security checks;

•	Online banking/bill payment services;

•	Wire transfers and ACH services;

•	Automatic drafts for various accounts;

•	Debit cards; and

•	VISA® and MasterCard® credit card services through our correspondent banks.

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We also offer extended banking hours (both drive-in and lobby) and an after-hours depository. We are associated with a shared network of automated teller machines that customers may use throughout our market areas and other regions. We are associated with third party Internet banking service providers that enable us to provide customers with cost effective, secure and reliable Internet banking services.

Asset and Liability Management

Our primary assets are cash and cash equivalents, our loan portfolio and our investment portfolio. Our liabilities consist primarily of deposits. Our objective is to support asset growth primarily through the growth of core deposits, which include deposits of all categories made by individuals, partnerships, corporations and other entities. Consistent with the requirements of prudent banking necessary to maintain liquidity, we seek to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not always possible. The largest portion of our assets are invested in real estate, commercial and consumer loans. Our policy guideline is to limit our loans to less than 85% of deposits. This ratio may be exceeded during our subsidiary banks’ initial periods of operations due to strong loan demand. Our investment portfolio will consist primarily of marketable securities of the United States government, federal agencies and state and municipal governments, generally with varied maturities.

We monitor our asset/liability mix on a regular basis with a monthly report detailing interest-sensitive assets and interest-sensitive liabilities. The objective of this policy is to control interest-sensitive assets and liabilities in order to minimize the impact of substantial movements in interest rates on our earnings.

Customers

We believe that the consolidation of the Florida banking industry over the last several years provides community-oriented banks, such as ours, significant opportunities to build successful, locally managed banks. We further believe that many of the larger financial institutions do not provide the high level of personalized services desired by many small and medium-sized businesses and their principals. We intend to focus our marketing efforts on attracting small and medium-sized businesses and individuals, including service companies, manufacturing companies, commercial real estate developers, entrepreneurs and professionals, such as engineers, physicians, CPAs, architects and attorneys.

While a significant portion of our lending effort is concentrated on commercial and professional businesses, we also focus on generating a significant amount of retail business. Many of our retail customers are the principals of our small and medium-sized business customers. These customers also comprise a component of our private banking clients. A great deal of emphasis is placed on “relationship banking”, so that each customer can identify and establish a comfort level with our bank officers. We intend to continue to develop our retail business with individuals who appreciate a high level of personal service, contact with their loan officer and responsive decision-making. Most of our business is developed through our loan officers, trust officers and members of our board of directors and by pursuing an aggressive strategy of calling on customers and potential customers throughout our principal market areas.

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Information About Our Markets

We currently consider our principal markets to be Collier and Lee Counties for Bank of Florida, N.A. and Broward and Palm Beach Counties for Bank of Florida. Bank of Florida-Naples has two locations in Naples (Collier County). Bank of Florida has one location in downtown Fort Lauderdale (Broward County) and is currently looking at other branch site opportunities within its market. In addition, Bank of Florida, N.A. opened a loan production office in Tampa (Hillsborough County) and are looking for opportunities within that market.

Collier and Lee Counties have a combined population of 1.65 million, and annual income of $20.3 billion estimated as of 2001, and deposits of $14.4 billion as of June 30, 2003. While Lee County is the larger market with 64.4% of the population, 51.4% of the income and 51.4% of the deposits, Collier County is faster growing and more affluent. Since 1990, Collier County’s population has grown by 70.2%. Average household income in Collier County is expected to grow from $95,750 in 2001, the highest average county household income in the State, to $120,736 in 2006.

Naples is the largest banking market in Collier and Lee Counties, with approximately $6.22 billion in deposits as of June 30, 2003, more than 74% larger than the second largest - Fort Myers, with $3.57 billion in deposits, and four times larger than the third largest - Cape Coral, with $1.50 billion in deposits. The top three banking markets comprise 78.4% of the entire deposit market in Collier and Lee Counties.

Broward and Palm Beach Counties have a combined population of 2.8 million, and income of $73.8 billion estimated as of 2001, and deposits of $55.3 billion as of June 30, 2003. The Broward/Palm Beach County market is much larger than the Collier/Lee County market. While Collier and Lee Counties have only three banking markets with deposits greater than $1.0 billion, Broward and Palm Beach Counties have 12 banking markets with more than $1.0 billion in deposits. However, the six largest banking markets in Broward and Palm Beach Counties, Fort Lauderdale, Boca Raton, West Palm Beach, Delray Beach, Boynton Beach and Hollywood, respectively, control more than half of the entire deposit market.

The demographics of Broward and Palm Beach Counties and Collier and Lee Counties, and Hillsborough County support our plans to grow assets and deposits with limited, highly selective, full-service locations. The banking locations that we have initially targeted – Naples (1), Fort Lauderdale (2), and Boca Raton (3), and Tampa (4), have been the four fastest growing major deposit markets in the state. We are also looking to branch into Estero, Florida, located in South Lee County in 2005. While it is a smaller market, it is one of the fastest growing markets in the State, with average household income of over $75,000.

The Tampa-St. Petersburg market, Hillsborough, Pasco and Pinellas Counties, has a combined population of 2.52 million, estimated income of $61.1 billion and deposits of $33.8 billion as of June 30, 2003. It is the second largest market in Florida, behind only the Miami-Fort Lauderdale market. Hillsborough County, which includes the city of Tampa, is the largest county in terms of population, income and deposits. It comprises 42.4% of the market’s population, 42.7% of its income and 38.8% of its deposits. Most of the growth in Hillsborough County has occurred outside the city of Tampa. While the population of the city of Tampa grew by approximately 5,000 or 1.6% since the 1990 census, the rest of Hillsborough County grew by approximately 171,400 or 29.5% over the same period. The city of Tampa still represents 29.7%

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of the county’s population, 29.4% of the county’s income and a disproportionate 77.9% of the county’s deposits. The opportunity to expand banking services in Hillsborough County outside the city of Tampa, would seem very strong considering the majority of the population, income and growth is occurring in greater Hillsborough County.

Competition

We are subject to intense competition in both the Collier/Lee County and the Broward/Palm Beach County markets. We face substantial competition in all phases of our operations from a variety of different competitors. These competitors include:

•	Large national and super-regional financial institutions that have well-established branches and significant market share in the communities we serve;

•	Finance companies, investment banking and brokerage firms, and insurance companies that offer bank-like products;

•	Credit unions, which can offer highly competitive rates on loans and deposits because they receive tax advantages not available to commercial banks;

•	Other community banks, including start-up banks, that can compete with us for customers who desire a high degree of personal service;

•	Technology-based financial institutions including large national and super-regional banks offering on-line deposit, bill payment, and mortgage loan application services; and

•	Both local and out-of-state trust companies and trust service offices.

Other existing community banks with whom we compete directly, and many new community bank start-ups, have marketing strategies similar to ours. These other community banks may open new branches in the communities we serve and compete directly for customers who want the level of service offered by community banks. Other community banks also compete for the same management personnel in Florida.

Various legislative actions in recent years have led to increased competition among financial institutions. With the enactment of the Riegle-Neil Interstate Banking and Branching Efficiency Act of 1994 and other laws and regulations affecting interstate bank expansion, it is easier for financial institutions located outside of the State of Florida to enter the Florida market, including our targeted markets. In addition, recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities without regard to geographic barriers, through computer and telephone-based banking and similar services. There can be no assurance that the United States Congress, the Florida Legislature, or the applicable bank regulatory agencies will not enact legislation or promulgate rules that may further increase competitive pressures on us.

Facilities

Our corporate headquarters and Bank of Florida, N.A.’s main office are located at Bank of Florida Bank Center, 1185 Immokalee Road, Naples, Collier County, Florida 34110. Bank of Florida Bank Center is a three-story office building opened in August, 2002. Bank of Florida N.A. leases one-half of the first floor, consisting of 12,785 square feet, from Citizens Reserve, LLC. The first floor houses a banking center with a boardroom, dining room, two conference rooms, seven offices, five teller stations, two remote drive-through lanes and an

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ATM/night deposit lane. Private banking offices and a conference room are also located on the ground floor. Bank of Florida, N.A. also leases 4,951 square feet on the second floor, with offices and work areas for Loan Operations, Deposit Operations, Finance, Advertising and Marketing personnel.

Bank of Florida, N.A.’s former main office at 3401 Tamiami Trail North, Naples, Florida, now serves as a full-service branch office. This branch office, which is owned by Bank of Florida, Naples is approximately 4,500 square feet contained in a two-story modern office building located on approximately one acre of land. The branch office has a lobby area, vault, two executive offices, four teller stations, five drive-through lanes, and two offices utilized by Florida Trust Company.

Bank of Florida operates from approximately 8,100 square feet of first floor space in the Corporate Center office building located at 110 East Broward Boulevard, in downtown Fort Lauderdale. This space is sub-leased from Wachovia Bank, N.A. The space includes 13 offices, a conference room, five teller stations, a customer service area, a vault and employee facilities. The site does not have drive-in facilities, but does contain an ATM facility. The lease is for eight years with options for two five-year renewals at then market rates.

Florida Trust Company maintains offices and personnel at both subsidiary banks’ main offices, and also meets with prospective clients at Bank of Florida, N.A.’s Tamiami Trail North branch office.

Our loan production office in Tampa leases office space in the 500 N. Westshore Building consisting of approximately 250 square feet with access to common areas including a conference room and staff facilities.

Bank of Florida, N.A. currently employs 38 full-time employees and two part-time employees. Bank of Florida currently has 19 full-time employees and one part-time employee. Florida Trust Company currently has six full-time employees and Bancshares of Florida has four full-time employees. Our Tampa loan production office currently has one employee. Additional employees may be hired as needed to support our growth.

Legal Proceedings

From time-to-time, we are involved in litigation arising in the ordinary course of our business, such as claims to collect past due loans. As of the date of this Joint Proxy Statement/Prospectus, we are not engaged in any material legal proceedings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Bancshares of Florida’s Management’s Discussion and Analysis is incorporated by reference into this Joint Proxy Statement/Prospectus from Bancshares of Florida’s 2002 Annual Report on Form 10-KSB and Form 10-QSB for the Third Quarter of 2003, copies of which accompany this Joint Proxy Statement/Prospectus.

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Beneficial Ownership of Securities

To our knowledge, as of December 31, 2003, based upon reports filed with the SEC, no shareholder owned more than 5% of the outstanding shares of Bancshares of Florida’s common stock other than disclosed in the following table. The following table shows, as of December 31, 2003, the number of shares of common stock of Bancshares of Florida owned by each director and by all directors and principal officers as a group:

[ Table follows this page ]

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Name of Beneficial Owner	Number of Shares Owned(1)	Right to Acquire(2)	% of Beneficial Ownership(3)(4)

Donald R. Barber	25,000	1,400	*

Joe B. Cox	28,530	15,233	1.41%

Earl L. Frye	23,530	14,733	1.24%

Stanley W. Hole	14,760	8,066	*

H. Wayne Huizenga, Jr.	25,000	5,000	*

John B. James	23,730	18,633	1.78%

LaVonne Johnson	144,504	14,733	5.15%

Martin P. Mahan	1,000	4,500	*

Luc C. Mazzini, DDS	40,000	14,733	1.77%

Michael L. McMullan	10,000	24,000	1.10%

Harry K. Moon, MD	10,052	1,005	*

Michael T. Putziger	68,000	1,400	2.25%

Richard Rochon	10,000	1,000	*

Ramon A. Rodriguez	11,000	1,000	*

Polly M. Rogers	23,530	13,100	1.18%

Craig D. Sherman	1,000	16,000	*

Terry W. Stiles	23,000	4,600	*

Bernard L. Turner	49,530	14,733	2.08%

David G. Wallace	—	—	—

Thomas Whelan	1,000	12,000	*

Executive officers and directors as a group (20 persons)	533,166	185,869	22.02%

*	Owns less than 1% of outstanding common stock.
(1)	Includes shares for which the named person:
•	has sole voting and investment power,
•	has shared voting and investment power with a spouse, or
•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

Does not include shares that may be acquired by exercising stock options or warrants.

(2)	Includes shares that may be acquired within the next 60 days by exercising stock options or warrants but does not include any other stock options or warrants.
(3)	Determined by assuming the named person exercises all options or warrants which he or she has the right to acquire within 60 days, but that no other persons exercise any options.
(4)	Under the rules of the SEC, the determinations of “beneficial ownership” of Bancshares of Florida common stock is based upon Rule 13d-3 under the Securities Exchange Act of 1934, which provides that shares will be deemed to be “beneficially owned” where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of shares, or where a person has the right to acquire any such power within 60 days after the date such beneficial ownership is determined. Shares of our common stock that a beneficial owner has the right to acquire within 60 days under the exercise of the options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All amounts are determined as of December 31, 2003, when there were 3,079,199 shares outstanding.

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The following Bank of Florida, Fort Lauderdale directors have warrants to purchase our shares: Jorge H. Garcia, 10,000 shares; Keith Koenig, 15,000 shares; Thomas J. Miller, 5,000 shares; and Steve Shelton, 9,000 shares. Each of these warrants expire in July 2009. Of these amounts, 15,705 shares are vested.

Terms for Directors. Our articles of incorporation provide that directors shall be elected to one-year terms.

INFORMATION ABOUT HORIZON

Horizon

Horizon Financial Corp. is a Florida corporation that incorporated on June 15, 2001, to serve as the savings and loan holding company for Horizon Bank, FSB. Horizon is registered as a holding company with the Office of Thrift Supervision.

Horizon Bank

Horizon Bank, FSB is Horizon’s only subsidiary. Horizon Bank operates from its main office located at 1851 NW 125th Avenue, Pembroke Pines, Florida and one branch office located at 2000 North Flamingo Road, Pembroke Pines, Florida. Its deposits are insured by the Savings Association Insurance Fund of the FDIC to the maximum amount permitted by law. Horizon Bank is focused on community-oriented banking through localized lending, core deposit funding, conservative balance sheet management, and stable growth.

Business

Horizon’s goal is to serve the banking needs of individuals and small- and medium-sized businesses in Pembroke Pines, Florida and surrounding areas in Broward and Dade County, Florida. Our operations are primarily retail oriented and our principal activities are the taking of demand and time deposits and originating residential loans. We offer a wide range of banking services including checking accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit and other associated services.

On September 30, 2003, our unaudited interim financial statements reflected total assets of approximately $87.5 million, total net loans of approximately $65.3 million, loans held for sale of approximately $6.2 million, total deposits of approximately $70.6 million, and total shareholders’ equity of approximately $5.3 million.

Banking Market. Our current banking market consists primarily of Southern Broward and Northern Dade Counties, Florida.

Competition. Horizon Bank competes for deposits in our banking market with other commercial banks, savings banks and other thrift institutions, credit unions, agencies issuing United States government securities and all other organizations and institutions engaged in money market transactions. With regard to our lending activities, we compete with all other financial institutions as well as consumer finance companies, mortgage companies and other lenders. Commercial banking in our market area and in Florida as a whole is very competitive.

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Interest rates, both on loans and deposits, and prices of fee-based services, are generally significant competitive factors among financial institutions. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management, lines and letters of credit, and other commercial banking services. Most of our competitors have greater resources, broader geographic markets and higher lending limits than we have, and they can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than we can. To counter these competitive disadvantages, we have attempted to differentiate ourselves from our larger competitors with our focus on relationship banking, personalized service, direct customer contact, and our ability to make credit and other business decisions more quickly. We are proud of our reputation as an institution that is involved in our local communities through our financial support and our personnel’s participation in civic and charitable events and organizations.

In recent years, federal and state legislation has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly. In terms of assets, we are one of the smaller financial institutions in South Florida.

Employees. On December 31, 2003, Horizon had 26 full-time equivalent employees. Horizon and its employees are not party to any collective bargaining agreement, and relations with its employees are considered to be good.

Legal Proceedings. From time to time, Horizon may become involved in legal proceedings occurring in the ordinary course of its business. However, subject to the uncertainties inherent in any litigation, management of Horizon believes there currently are no pending or threatened proceedings that are reasonably likely to result in a material adverse change in Horizon’s financial condition or operations.

Properties. Horizon Bank currently operates from its main banking office located at 1851 N.W. 125th Avenue, Pembroke Pines, Florida, and one branch office located at 2000 North Flamingo Road, Pembroke Pines, Florida.

Other Available Information

Horizon’s audited financial statements as of and for the years ended December 31, 2002, and 2001, and Horizon’s unaudited interim financial statements for the quarter ended September 30, 2003, accompany this Joint Proxy Statement/Prospectus. Horizon’s common stock is not registered under the Securities Act of 1933 or the Securities Exchange Act of 1934, and Horizon is not subject to the informational requirements of, and does not file periodic reports or other information with, the SEC under Sections 13 and 15(d) of the Securities Exchange Act. Horizon Bank files quarterly reports with the Office of Thrift Supervision which can be accessed at the Federal Deposit Insurance Corporation’s web site at www.fdic.gov. Copies of these reports may be obtained by contacting Thomas E. Lunak or Thomas G. Richardson, at Horizon Financial Corp., 1851 N.W. 125th Avenue, Suite 100, Pembroke Pines, Florida 33028. (954) 443-5200.

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SELECTED FINANCIAL INFORMATION AND OTHER DATA

This information is a summary only and you should read it in conjunction with our Consolidated Financial Statements and Notes beginning on page F-1.

	September 30,			December 31,
	2003	2002	2002	2001	2000	1999
	(In thousands)
Selected Balance Sheet Data:

Total assets	$87,504	64,775	77,493	66,337	46,159	16,744
Loans, net	65,303	46,546	54,057	40,233	28,361	1,975
Loans held for sale	6,146	8,178	10,930	11,184	5,670	1,892
Securities available for sale	8,783	4,737	4,055	7,388	6,395	7,630
Deposits	70,580	53,209	66,313	55,487	33,983	7,226
Securities sold under agreements to repurchase	1,025	480	—	1,970	5,346	4,564
FHLB advances	8,500	5,400	5,400	3,900	2,000	—
Stockholders’ equity	5,312	4,045	3,999	4,164	4,130	4,761

	Nine Months Ended
	September 30,					December 31,
	2003	2002		2002		2001	2000	1999(2)
	(In thousands)
Selected Operating Data:

Total interest income	$3,152	3,299		4,368		4,288	2,466	398
Total interest expense	1,790	1,690		2,293		2,795	1,643	213

Net interest income	1,362	1,609		2,075		1,493	823	185
Provisions for loan losses	144	53		68		56	165	35

Net interest income after provision for loan losses	1,218	1,556		2,007		1,437	658	150

Service charges and fees	177	193		279		144	68	12
Gain on sale of loans	1,082	733		944		637	301	23
Gain on sale of securities available for sale	—	12		23		31	—	—
Gain on sale of foreclosed real estate	19	—		32		—	—	—

Noninterest income	1,278	938		1,278		812	369	35
Total noninterest expense	2,342	2,595	(1)	3,438	(1)	2,213	1,751	815

Net earnings (loss)	$154	(101)		(153)		36	(724)	(630)

(1)	Includes loss on fraudulent loans of $315,000 and $430,000.
(2)	Period from July 1, 1999 (commencement of banking operation) to December 31, 1999.

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SELECTED FINANCIAL INFORMATION AND OTHER DATA

(Continued)

	September 30,			December 31,
	2003	2002	2002	2001	2000	1999
Performance Ratios:

Return on assets (ratio of net earnings to average total assets)	0.25%	(0.21)%	(0.23)%	0.06%	(2.31)%	(11.40)%
Return on equity (ratio of net earnings to average equity)	4.02	(3.08)	(3.45)	0.94	(16.43)	(24.94)
Interest rate spread information:
Average during period	2.49	3.13	2.83	2.21	2.02	N/A
Net interest margin (ratio of net interest income divided by average earning assets)	3.01	3.52	3.16	2.66	2.74	3.14
Ratio of operating expense to average total assets	3.80	5.30	5.12	3.87	5.60	7.40
Ratio of average interest-earning assets to average interest bearing liabilities	104.44	106.17	109.31	108.99	113.09	95.51

Asset Quality:

Nonperforming assets to total assets at end of period	2.35	3.89	4.46	0.97	N/A	N/A
Allowance for loan losses to nonperforming loans	20.20	12.59	9.19	39.94	N/A	N/A
Allowance for loan losses to loans receivable, net	.64	.65	0.59	0.64	0.70	0.18

Capital Ratios:

Average shareholders’ equity to average assets	6.21	6.70	6.59	6.67	14.08	45.74
Shareholders’ equity to total assets at end of period	6.07	6.24	5.16	6.28	8.95	28.43

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS — HORIZON FINANCIAL CORP.

General

Horizon Financial Corp. (“Horizon”) is a Florida corporation and is the holding company parent of Horizon Bank, FSB (“Horizon Bank”). Horizon does not engage in any significant business other than its ownership of Horizon Bank. Horizon Bank is a Federally-chartered savings bank headquartered in Pembroke Pines, Florida with one banking location also in Pembroke Pines, Florida.

The following is a narrative discussion and analysis of significant changes in Horizon’s results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and selected financial data included elsewhere in this document.

Forward Looking Statements

This discussion contains information and forward-looking statements that are based on Horizon’s belief as well as certain assumptions made by, and information currently available to, Horizon. The risks and uncertainties that may affect operations, performance, growth projections and the results of Horizon’s business include, but are not limited to, fluctuations in the economy, the relative strength and weakness in the commercial and consumer sector and in the real estate market, the actions taken by the Federal Reserve Board for the purpose of managing the economy, interest rate movements, the impact on Horizon’s competitive products, services and pricing, timely development by Horizon of technology enhancements for its products and operating systems, legislation and similar matters. Although management of Horizon believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Actual results may vary materially from those anticipated, estimated, projected or expected.

Pending Acquisition

On December 18, 2003, Horizon entered into a definitive agreement (the “Agreement”) to merge with Bancshares of Florida, Inc. (“BOFL”). Under the terms of the Agreement, BOFL will exchange shares of its common stock for all outstanding shares of Horizon. The merger is subject to both regulatory and stockholder approval.

Financial Overview

Horizon’s total assets increased by $10.0 million, or 12.9%, to $87.5 million at September 30, 2003, from $77.5 million at December 31, 2002. This growth is consistent with that experienced by most de novo institutions during their early years of operation. Cash and cash equivalents decreased $1.6 million, or 29.3%, to $3.9 million at September 30, 2003, from $5.5 million at December 31, 2002. Securities increased $4.7 million, or 115.9% to $8.8 million at September 30, 2003, from $4.1 million at December 31, 2002. Loans, net of allowances increased $11.2 million, or 20.8%, to $65.3 million at September 30, 2003, from $54.1 million at September 30, 2002. This growth is due to our efforts at increasing portfolio loans to improve our net interest margin and provide additional stability in our earnings. Loans held for sale decreased $4.8 million, or 43.8%, to $6.1 million at September 30, 2003, from $10.9 million at December 31, 2002. Other assets increased by $423,000, or 14.2%, to $3.4 million at September 30, 2003, from $3.0 million at December 31, 2002.

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Total deposits increased $4.3 million, or 6.4%, to $70.6 million at September 30, 2003, from $66.3 million at December 31, 2002. The increase is due to our efforts to grow the assets of Horizon Bank, FSB and achieve appropriate economies of scale. Noninterest bearing demand deposits were $2.7 million at September 30, 2003, and $2.0 million at December 31, 2002. Savings, money-markets and NOW deposits increased $9.9 million, or 53.1%, to $28.5 million at September 30, 2003, from $18.6 million at December 31, 2002. Time deposits decreased $6.3 million, or 13.7%, to $39.5 million at September 30, 2003, from $45.7 million at December 31, 2002. FHLB advances increased by $3.1 million, or 57.4%, to $8.5 million at September 30, 2003, from $5.4 million at December 31, 2002. The increase is from longer term advances that were taken out during 2003 to take advantage of the currently favorable interest rate environment. Other borrowings consist of the line of credit to Horizon which was taken out during 2002 to provide a temporary source of additional capital to Horizon Bank.

At September 30, 2003, shareholders’ equity totaled $5.3 million, compared to $4.0 million at December 31, 2002.

Results of Operations

Nine months Ended September 30, 2003, Compared to Nine Months Ended September 30, 2002

General. Horizon had net earnings of $154,000 or $.24 per basic share for the nine months ended September 30, 2003, compared to a net loss of $101,000 for the nine months ended September 30, 2002. The increase is the result of losses provided for fraudulent loans of $315,000 during the nine months ended September 30, 2002, with no corresponding amount in 2003.

Interest Income. Total interest income decreased by $147,000 or 4.5%, to $3.2 million for the nine months ended September 30, 2003, from $3.3 million for the nine months ended September 30, 2002.

Interest on loans decreased $79,000, or 2.6%, to $3.0 million for the nine months ended September 30, 2003 and 2002. The average balance of loans increased $4.0 million, or 6.3%, to $68.0 million for the nine months ended September 30, 2003, compared to $64.0 million for the nine months ended September 30, 2002. The weighted-average yield on loans decreased 146 basis points to 6.2% for the nine months ended September 30, 2003, compared to 7.6% for the nine months ended September 30, 2002. This decrease in the weighted-average yield reflects general decrease in market interest rates over the past year.

Interest on investments and other decreased $69,000, or 25.3%, to $199,000 for the nine months ended September 30, 2003, from $268,000 for the nine months ended September 30, 2002. The average balance of investments decreased $508,000 or 6.8% to $6.9 million for the nine months ended September 30, 2003, compared to $7.4 million for the nine months ended September 30, 2002. The weighted-average yield on investments decreased 84 basis points to 3.0% for the nine months ended September 30, 2003, compared to 3.8% for the nine months ended September 30, 2002.

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Interest Expense. Total interest expense increased $100,000, or 5.9%, to $1.8 million for the nine months ended September 30, 2003, from $1.7 million for the nine months ended September 30, 2002.

Interest on deposits increased $95,000, or 6.5%, to $1.6 million for the nine months ended September 30, 2003, compared to $1.5 million for the nine months ended September 30, 2002. The average balance of deposits increased $16.8 million, or 31.5%, to $70.1 million for the nine months ended September 30, 2003, compared to $53.3 million for the nine months ended September 30, 2002. The weighted-average cost of deposits decreased 70 basis points to 3.0% for the nine months ended September 30, 2003, compared to 3.70% for the nine months ended September 30, 2002.

Interest on borrowings increased by $4,000, or 1.8%, to $225,000 for the nine months ended September 30, 2003, compared to $221,000 for the nine months ended September 30, 2002. The average balance of borrowings decreased $1.2 million, or 17.1%, to $5.8 million for the nine months ended September 30, 2003, compared to $7.0 million for the nine months ended September 30, 2002. The weighted-average cost of borrowing increased 95 basis points to 5.2% for the nine months ended September 30, 2003, compared to 4.2% for the nine months ended September 30, 2002.

Net Interest Income. Net interest income decreased $247,000, or 15.3%, to $1.4 million for the nine months ended September 30, 2003, compared to $1.6 million for the nine months ended September 30, 2002. The net interest margin decreased 51 basis points to 3.0% for the nine months ended September 30, 2003, from 3.5% for the nine months ended September 30, 2002.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at levels that we believe are sufficient to absorb credit losses in our loan portfolio. In establishing the levels of our allowance for loan losses, management considers the types and balances of loans in the portfolio, existing situations that may adversely effect a borrowers ability to repay, the estimated value of underlying collateral, available peer group information and prevailing economic conditions. This estimation is inherently subjective and can result in significant revision as further information is obtained or conditions change.

Management made provisions for loan losses of $144,000 and $53,000 for the nine months ended September 30, 2003 and 2002, respectively. The allowance for loan losses represented .64% of total loans at September 30, 2003, compared to .65% of total loans at September 30, 2002. The provision for loan losses represents management’s estimates of potential losses in the loan portfolio based upon the facts and circumstances at a given point in time. Actual losses might differ form these estimates.

Noninterest Income. Total noninterest income increased $339,000 or 36.1% to $1.3 million for the nine months ended September 30, 2003, from $938,000 for the nine months ended September 30, 2003. Service charges and fees decreased $16,000 or 8.3% to $177,000 for the nine months ended September 30, 2003, compared to $193,000 for the nine months ended September 30, 2002. Gain on sale of loans increased $349,000 or 47.6% to $1.1 million for the nine months ended September 30, 2003, from $733,000 for the nine months ended September 30, 2002.

Noninterest Expense. Total noninterest expense decreased $254,000 or 9.8% to $2.3 million for the nine months ended September 30, 2003, from $2.6 million for the nine months ended September 30, 2002. Salaries and employee benefits represented 49.1% and 42.0% of noninterest expense for the nine months ended September 30, 2003 and 2002, respectively. Salaries and employee benefits increased $60,000 or 5.5%, to $1.1 for the nine months ended September 30,

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2003. The number of full time equivalent employees was 33 and 35 at September 30, 2003 and 2002, respectively.

Occupancy and equipment expense increased $59,000 or 13.4% to $499,000 for the nine months ended September 30, 2003, from $440,000 for the nine months ended September 30, 2002.

For the nine months ended September 30, 2002, Horizon provided $315,000 for losses resulting from fraudulently obtained loans on two properties in Palm Beach County. These loans totaled approximately $1.2 million and were originally sold to investors in the secondary mortgage market. The contract with the investor requires Horizon to repurchase any loan that defaults within the first 90 days subsequent to sale or at anytime where there is evidence that the loans were fraudulently obtained.

Management has filed causes of action against various defendants including but not limited to the real estate agent, the mortgage broker, the appraiser and an accountant for the borrowers under theories that include conspiracy to defraud. Management believes that some of these parties have assets or insurance that would cover the losses recognized by Horizon, however there is no assurance that Horizon will recover any of this amount.

Other operating expenses decreased $30,000 or 4.8% to $590,000 for the nine months ended September 30, 2003, from $621,000 for the nine months ended September 30, 2002.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

General. Horizon Financial Corp. had a net loss of $153,000 or $.27 per basis share for the year ended December 31, 2002, compared to net earnings of $36,000 or $.06 per basic share for the year ended December 31, 2001. The decrease is the result of losses provided for fraudulent loans of $430,000 during the year ended December 31, 2002.

Interest Income. Total interest income increased by $80,000 or 1.9%, to $4.4 million for the year ended December 31, 2002, from $4.3 million for the year ended December 31, 2001.

Interest on loans increased $322,000, or 8.7%, to $4.0 million for the year ended December 31, 2002, compared to $3.7 million for the year ended December 31, 2001. The average balance of loans increased $10.5 million, or 23.4%, to $55.2 million for the year ended December 31, 2002, compared to $44.7 million for the year ended December 31, 2001. The weighted-average yield on loans decreased 99 basis points to 7.32% for the year ended December 31, 2002, compared to 8.32% for 2001. This decrease in the weighted-average yield reflects general decrease in market interest rates over the past year.

Interest on investments and other decreased $242,000, or 42.5%, to $327,000 for the year ended December 31, 2002, from $569,000 for the year ended December 31, 2001. The average balance of investments decreased $1.3 million or 16.0% to $6.8 million for the year ended December 31, 2002, compared to $8.1 million for the year ended December 31, 2001. The weighted average yield on investments decreased 166 basis points to 3.75% for the year ended December 31, 2002, compared to 5.41% for 2001.

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Interest Expense. Total interest expense decreased $503,000, or 18.0%, to $2.3 million for the year ended December 31, 2002, from $2.8 million for 2001.

Interest on deposits decreased $526,000, or 20.9%, to $2.0 million for the year ended December 31, 2002, compared to $2.5 million for the year ended December 31, 2001. The average balance of deposits increased $7.8 million, or 17.1%, to $53.3 million for the year ended December 31, 2002, compared to $45.5 million for the year ended December 31, 2001. The weighted-average cost of deposits decreased 180 basis points to 3.73% for the year ended December 31, 2002, compared to 5.53% for 2001.

Interest on borrowings increased by $24,000, or 8.6%, to $304,000 for the year ended December 31, 2002, compared to $280,000 for the year ended December 31, 2001. The average balance of borrowings increased $726,000, or 12.0%, to $6.8 million for the year ended December 31, 2002, compared to $6.1 million for the year ended December 31, 2001. The weighted-average cost of borrowing decreased 14 basis points to 4.47% for the year ended December 31, 2002, compared to 4.61% for 2001.

Net Interest Income. Net interest income increased $582,000, or 39.0%, to $2.1 million for the year ended December 31, 2002, compared to $1.5 million for the year ended December 31, 2001. The net interest margin increased 95 basis points to 3.16% for the year ended December 31, 2002, from 2.21% for 2001.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at levels that we believe are sufficient to absorb credit losses in our loan portfolio. In establishing the levels of our allowance for loan losses, management considers the types and balances of loans in the portfolio, existing situations that may adversely effect a borrowers ability to repay, the estimated value of underlying collateral, available peer group information and prevailing economic conditions. This estimation is inherently subjective and can result in significant revision as further information is obtained or conditions change.

Management made provisions for loan losses of $68,000 and $56,000 for the year ended December 31, 2002 and 2001, respectively. The allowance for loan losses represented .59% of total loans at December 31, 2002, compared to .64% of total loans at December 31, 2001. The provision for loan losses represents management’s estimates of potential losses in the loan portfolio based upon the facts and circumstances at a given point in time. Actual losses might differ form these estimates.

Noninterest Income. Total noninterest income increased $466,000 or 57.4% to $1.3 million for the year ended December 31, 2002, from $812,000 for 2002. Service charges and fees increased $135,000 or 93.8% to $279,000 for the year ended December 31, 2002, compared to $144,000 for 2001. Gain on sales of loans increased $307,000 or 48.2% to $944,000 for the year ended December 31, 2002, from $637,000 for 2001. Gain on sale on securities available for sale was $23,000 and $31,000 for the years ended December 31, 2002 and 2001, respectively.

Noninterest Expense. Total noninterest expense increased $1.2 million or 55.4% to $3.4 million for the year ended December 31, 2002, from $2.2 million for 2001. Salaries and employee benefits represented 40.8% and 51.3% of noninterest expense for the years ended December 31, 2002 and 2001, respectively. Salaries and employee benefits increased $267,000 or 23.5%, to $1.4 million from $1.1 million for 2001. The number of full time equivalent employees was 39 and 36 at December 31, 2002, and 2001, respectively.

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Occupancy and equipment expense increased $216,000 or 56.3% to $600,000 for the year ended December 31, 2002, from $384,000 for 2001. This increase represents the cost associated with the opening of our banking office on May 2002.

For the year ended December 31, 2002, Horizon provided $430,000 for losses resulting from fraudulently obtained loans on two properties in Palm Beach County. These loans totaled approximately $1.2 million and were originally sold to investors in the secondary mortgage market. The contract with the investor requires Horizon to repurchase any loan that defaults within the first 90 days subsequent to sale or at anytime where there is evidence that the loans were fraudulently obtained.

Management has filed causes of action against various defendants including but not limited to the real estate agent, the mortgage broker, the appraiser and an accountant for the borrowers under theories that include conspiracy to defraud. Management believes that some of these parties have assets or insurance that would cover the losses recognized by Horizon, however there is no assurance that Horizon will recover any of this amount.

Other operating expenses increased $209,000 or 34.0% to $827,000 for the year ended December 31, 2002, from $618,000 for 2001. Other operating expenses increased due to the overall expansion of Horizon.

Net Interest Income

The largest component of Horizon’s net earnings is its net interest income, which is the difference between the income earned on interest earning assets and interest paid on deposits and borrowings used in support of such assets. Net interest income is determined by the rates earned on Horizon’s interest earning assets, rates paid on its interest bearing liabilities, the relative amounts of interest earning assets and interest bearing liabilities, the degree of mismatch, and the maturity and repricing characteristics of its interest earning assets and interest bearing liabilities. Net interest income divided by average interest-earning assets represents Horizon’s net interest margin.

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Average Balances, Income, Expenses and Rates. The following table depict for the periods indicated, certain information related to Horizon’s average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from monthly averages.

	Year Ended December 31,
	2002			2001
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(In thousands)
Assets
Earning assets:
Loans (1)	$55,220	$4,041	7.32%	$44,742	$3,719	8.31%
Securities	6,797	255	3.75	8,091	438	5.41
Other	3,662	72	1.97	3,351	131	3.91

Total interest-earning assets	65,679	4,368	6.65	56,184	4,288	7.63
Noninterest-earning assets	1,523			1,050

Total Assets	$67,202			$57,234

Liabilities and Stockholders’ Equity
Interest bearing liabilities:
Savings, money-markets, NOW deposits	14.621	323	2.21	8,383	298	3.55
Time deposits	38,662	1,666	4.31	37,092	2,217	5.98
Other borrowings	6,803	304	4.47	6,077	280	4.61

Total interest bearing liabilities	60,086	2,293	3.82	51,552	2,795	5.42
Noninterest bearing liabilities:
Demand deposits	2,032			1,434
Accrued interest and other liabilities	654			432
Stockholders’ equity	4,430			3,816

Total Liabilities and Stockholders’ Equity	$67,202			$57,234

Net Interest Income/Net Interest-Rate Spread		$2,075	2.83%		$1,493	2.21%

Net Yield on Earning Assets			3.16%			2.66%

(1)	Nonaccrual loans are included in loans. No adjustment has been made for these loans in the calculation of yields.

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Analysis of Changes in Net Interest Income. The following table sets forth, the effect which the varying levels of earning assets and interest bearing liabilities and the applicable rates have had on changes in net interest income for the year ended December 31, 2002.

	Year Ended December 31, 2002 vs 2001 Changes Due to
	Increase (Decrease)	Rate	Volume	Rate/ Volume
	(In thousands)
Increase (decrease) in:
Income from earning assets:
Loans	$322	(445)	871	(104)
Securities	(183)	(134)	(70)	21
Other	(59)	(65)	12	(6)

Total interest income	80	(644)	813	(89)

Expense from interest bearing liabilities:
Savings, money-market and NOW deposits	25	(113)	222	(84)
Time deposits	(551)	(619)	94	(26)
Other borrowings	24	(8)	33	(1)

Total interest expense	(502)	(740)	349	(111)

Net Interest Income	$582	96	464	22

Market	Risk—Interest Rate Sensitivity

Market risk is the risk of loss due to adverse changes in market prices and rates. Horizon Bank does not engage in trading or hedging activities and do not invest in interest-rate derivatives or enter into interest rate swaps. Market risk arises primarily from interest-rate risk inherent in lending and deposit gathering activities. To that end, management actively monitors and manages our interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on and off balance sheet transactions are aggregated, and the resulting net positions are identified.

The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of interest rate sensitive earning assets and interest rate sensitive liabilities. The relationship of rate sensitive earning assets to rate sensitive liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income and the fair value of Horizon Bank’s assets and liabilities. Rate sensitive earning assets and interest bearing liabilities are those that can be repriced to current market rates within a relatively short time period.

The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution’s cash flow from assets, liabilities and off balance sheet items (the institutions net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of NPV. The Office of Thrift Supervision simulation model uses a

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discounted cash flow analysis and an option-based pricing approach to measuring the interest sensitivity of NPV. The Office of Thrift Supervision model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the U. S. Treasury yield curve changes instantaneously and permanently up and down 100 to 300 basis points in 100 basis point increments. A change in interest rates from 5.00% to 6.00% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below.

The table below sets forth, as of December 31, 2002, the most recent date for which we have such information, the estimated changes in Horizon Bank’s NPV that would result from the designated instantaneous changes in the U. S. Treasury yield curve (dollars in thousands).

Net Portfolio Value			Net Portfolio Value as a % of Present Value of Assets
Change to Interest Rates (Basis Points)	Estimated NPV	Amount of Change	Percent	NPB Ratio	% Change
+300	$7,288	$(144)	-2%	9.29%	0.26%
+200	7,544	111	1%	9.44%	0.41%
+100	7,541	108	1%	9.28%	0.25%
—	7,433	—	—	9.03	—
-100	7,180	(252)	-3%	8.64%	-0.39%

There are certain shortcomings inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of Horizon Bank’s interest sensitive assets and liabilities existing at the beginning of a period remain constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of Horizon Bank’s interest-rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates or its net interest income, and will differ from actual results.

Liquidity

The goal of liquidity management is to provide adequate funds to meet changes in loan demand or any potential unexpected deposit withdrawals. Additionally, management strives to maximize its earnings by investing its excess funds in securities and other securitized loan assets with maturities matching its offsetting liabilities. See the “Selected Loan Maturity and Interest Rate Sensitivity” and the “Maturity Distribution of Investment Securities” tables.

Historically, Horizon Bank has maintained a high loan-to-deposit ratio. To meet its short-term liquidity needs, Horizon Bank maintains core deposits and has borrowing capacity through the Federal Home Loan Bank (“FHLB”) and another financial institution. Long-term liquidity needs are met primarily through these sources, the repayment of loans, and the maturity or sale of investment securities.

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Financial Condition

Total assets of Horizon were $87.5 million at September 30, 2003, an increase of $10.0 million, or 12.9% from $77.5 million at December 31, 2002. The increase in total assets was funded by an increase in deposits and borrowings from the Federal Home Loan Bank (“FHLB”). Horizon believes that FHLB borrowings are a reliable and relatively inexpensive source of funding compared to market deposit rates in the markets in which the Horizon conducts its business.

Loans. Loans are the largest category of earning assets and typically provide higher yields than other types of earning assets. Loans involve inherent credit and liquidity risks which management attempts to control and counterbalance. At December 31, 2002, total loans net of unearned income were $54.1 million, an increase of $13.8 million from $40.2 million at December 31, 2001. The average yield of the loan portfolio was 7.32% and 8.31% for the years ending December 31, 2002 and 2001, respectively.

Loan growth during the year ended December 31, 2002, was generated primarily in residential real estate loans. At December 31, 2002, residential real estate loans were $40.6 million, an increase of $10.1 million from $30.5 million at December 31, 2001.

Loans, net of unearned income, totaled $65.3 million at September 30, 2003, an increase of 20.8%, or $11.2 million from $54.1 million at December 31, 2002, with average loans totaling $68.0 million for the first nine months of 2003, compared to $52.9 million for the first nine months of 2002. Loans, net of unearned income, comprised 74.6% of total assets at September 30, 2003, compared to 69.8% at December 31, 2002. The loan portfolio produced an average yield of 6.18% and 7.64% for the first nine months of 2003 and 2002.

	December 31,
	2002	2001
	(In thousands)
Residential real estate	$40,596	30,541
Commercial real estate	9,613	6,946
Commercial	1,900	1,043
Consumer	2,001	1,785

Total loans	54,110	40,315
Allowance for loan losses	(317)	(256)
Net deferred loan fees	264	174

Net Loans	$54,057	40,233

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The repayment of loans as they mature is a source of liquidity for Horizon. The following table sets forth Horizon’s loans in selected categories maturing within specified intervals at December 31, 2002.

	One Year or Less	Over One Year through Five Years	Over Five Years	Total	Predetermined Interest Rate	Floating or Adjustable Rate
	(In thousands)
Residential real estate	$996	18	39,582	40,596	17,907	22,689
Commercial real estate	131	4,724	4,758	9,613	5,682	3,931
Commercial	869	596	435	1,900	1,167	733
Consumer	82	858	1,061	2,001	274	1,727

Total Loans	$2,078	6,196	45,836	54,110	25,030	29,080

The information presented in the above table is based on the contractual maturities of the individual loans, including loans, which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio.

Allowance for Loan Losses. Horizon maintains an allowance for loan losses at a level that it believes is adequate to absorb losses in the loan portfolio, plus estimated losses associated with off-balance sheet credit instruments such as letters of credits and unfunded lines of credit. Horizon prepares an analysis to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Generally, Horizon estimates the allowance using factors such as historical loss experience based on volume and types of loans, volume and trends in delinquencies and nonaccruals, national and local economic conditions and other pertinent information.

Horizon manages and controls risk in the loan portfolio through adherence to credit standards established by the Board of Directors and implemented by senior management. These standards are set forth in a formal loan policy, which establishes loan underwriting/approval procedure, sets limits on credit concentration and enforces regulatory requirements.

Loan portfolio concentration risk is reduced through concentration limits for borrowers and collateral types and through geographical diversification. Concentration risk is measured and reported to senior management and the Board of Directors on a regular basis.

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Horizon historically has allocated its allowance for loan losses to specific loan categories. Although the allowance is allocated, it is available to absorb losses in the entire loan portfolio.

	December 31,
	2002		2001
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(In thousands)
Residential real estate	$96	75.0%	$99	75.8%
Commercial real estate	160	17.8	103	17.2
Commercial	41	3.5	37	2.6
Consumer	20	3.7	17	4.4

Total Allowance For Loan Losses	$317	100.0%	$256	100.0%

Charge-offs were $7,000 for the year ended December 31, 2002. There were no charge-offs for the year ended December 31, 2001. There were no recoveries for the years ended December 31, 2002 or 2001.

The allowance as a percentage of loans at December 31, 2002, was .59%. The allowance is a percentage of loans for the three-year period ending December 31, 2002, has averaged .64%. Allowance for loan losses as a percentage of nonperforming loans decreased to 9.19% at December 31, 2002, from 39.94% at December 31, 2001. Nonperforming loans increased $2.8 million to $3.5 million at December 31, 2002, from $641,000 at December 31, 2001. As a percent of net loans, nonperforming loans increased from 1.6% at December 31, 2001, to 6.4% at December 31, 2002.

The allowance as a percentage of loans at September 30, 2003, was .64% compared to .59% at December 31, 2002. Allowance for loan losses as a percentage of nonperforming loans increased to 16.71% at September 30, 2003, from 9.19% at December 31, 2002, as nonperforming loans decreased to $2.1 million at September 30, 2003, from $3.2 million at December 31, 2002. As a percent of net loans, nonperforming loans decreased from 6.0% at December 31, 2002, to 3.1% at September 30, 2003.

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The following table summarized certain information with respect to Horizon’s allowance for loan losses and the composition of charge-offs and recoveries for the periods indicated:

	December 31,
	2002	2001
	(In thousands)
Allowance for loan losses at beginning of year	$256	200
Charge-offs:
Commercial	—	—
Real estate	—	—
Consumer	7	—

Total charge-offs	7	—
Recoveries:
Commercial	—	—
Real estate	—	—
Consumer	—	—

Total recoveries	—	—

Charge-offs	7	—
Provision for loan losses	68	56

Allowance for loan losses at end of year	$317	256

Loans at end of period	54,110	40,315
Average loans, net of unearned income	55,220	44,742
Ratio of ending allowance to ending loans	59%	.64%
Ratio of net charge-offs to average loans	01%	—%
Net charge-offs as a percentage of:
Provision for loan losses	10.29%	—%
Allowance for loan losses	2.21%	—%
Allowance for loan losses as a percentage of
nonperforming loans	9.18%	39.94%

Nonperforming Loans. The following table represents Horizon’s nonperforming loans for the dates indicated:

	September 30,	December 31,
	2003	2002	2001
	(In thousands)
Nonaccrual	$1,885	3,242	197
Past due ninety days or more, but still accruing	174	212	444

Total Nonperforming Loans	$2,059	3,454	641

A delinquent loan is generally placed on nonaccrual status when it becomes 90 days or more past due and management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that the collection of interest is doubtful. When a loan is placed on nonaccrual status, all interest which has been accrued on the loan

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but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest income is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write-down or charge-off of the principal balance of the loan, which may necessitate additional charges to earnings.

The following table shows the scheduled maturities and average yields of securities held at December 31, 2002:

	Maturing
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
		(In thousands)
Securities available for sale:
Mutual funds	$988	2.52%	$—	—%	$—	—%	$—	—%	$988	2.52%
Mortgage-backed securities	—		—		—		3,067	4.57	3,067	4.57

Total Securities Available For Sale	$988	2.52%	$—	—%	$—	—%	$3,067	4.57%	$4,055	4.07%

Securities held to maturity:
Corporate debt securities	$—	—%	$23	6.50%	$—	—%	$—	—%	$23	6.50%

Deposits. During 2002, average total deposits increased $8.4 million, or 17.9%, to $55.3 million, from $46.9 million in 2001. Deposit growth has been generated primarily through internal growth in Horizon’s various markets.

The following table sets forth average deposits of Horizon by category for the periods indicated:

	Year Ended December 31,
	2002		2001
	Average Amount Outstanding	Average Rate Paid	Average Amount Outstanding	Average Rate Paid
	(In thousands)
Noninterest bearing demand deposits	$2,032	—%	$1,434	—%
Interest bearing savings, money-market and NOW	14,621	2.21	8,383	3.55
Time deposits	38,662	4.31	37,098	5.98

Total Average Deposits	$55,315	3.60%	$46,915	5.36%

Noninterest bearing deposits totaled $2.0 million at December 31, 2002 and 2001, a decrease of 1.6%, or $32,000. Noninterest bearing deposits comprised 3.0% of total deposits at December 31, 2002, compared to 3.6% at December 31, 2001.

Interest bearing deposits totaled $64.3 million at December 31, 2002, an increase of 20.2%, or $10.8 million from $53.5 million at December 31, 2001. The $10.8 million increase in interest

87

bearing deposits from December 31, 2001 was generated equally through savings, money-market and NOW accounts and time deposits.

During 2002, average interest bearing deposits increased $7.8 million, or 17.2% to $53.3 million, from $45.5 million in 2001. Interest bearing deposits comprised 97.0% of total deposits at December 31, 2002, compared to 96.4% at December 31, 2001 and carried an average rate of 3.73% and 5.53% for the years ended December 31, 2002 and 2001, respectively.

Noninterest bearing deposits totaled $2.7 million at September 30, 2003, an increase of 34.8%, or $686,000 from $2.0 million at December 31, 2002. Noninterest bearing deposits comprised 3.8% of total deposits at September 30, 2003, compared to 3.0% at December 31, 2002.

Interest bearing deposits totaled $67.9 million at September 30, 2003, an increase of 5.6%, or $3.6 million from $64.3 million at December 31, 2002, with interest bearing deposits averaging $70.1 million for the first nine months of 2003, compared to $53.3 million for the first nine months of 2002. The $3.6 million increase in interest bearing deposits during the first nine months of 2003 is comprised primarily of interest bearing NOW and money-market accounts. The average rate paid on all interest bearing deposits during the first nine months of 2003 was 2.98% compared to 3.68% for the first nine months of 2002.

Deposits, and particularly core deposits, have historically been the Horizon’s primary source of funding and have enable Horizon to meet successfully both its short-term and long-term liquidity needs. These core deposits represent 44.1% of the Horizon total deposits at December 31, 2002. Horizon anticipates that such deposits will continue to be its primary source of funding in the future. Horizon’s loan-to-deposit ratio was 81.5% at December 31, 2002, compared to 72.5% at December 31, 2001. The maturity distribution of the Horizon’s time deposits over $100,000 at December 31, 2002 is shown in the following table (In thousands):

Under 3	3-6	6-12	Over
Months	Months	Months	Months	Total
$1,570	2,240	6,648	8,553	19,011

Approximately 8.3% of Horizon’s time deposits over $100,000 had scheduled maturities within three months. Horizon believes that large denomination certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes that core deposits.

Borrowed Funds. During 2002, average borrowed funds increased $726,000, or 12.0% to $6.8 million, from $6.1 million during 2001. The average rate paid on borrowed funds during 2002 was 4.47% and 4.61%, respectively. Because of a relatively high loan-to-deposit ratio, the existence and stability of these funding sources are critical to Horizon’s maintenance of short-term and long-term liquidity.

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Borrowed funds as of December 31, 2002, consisted of advances from the FHLB and another financial institution. The following is a summary by year of maturity of advances from the FHLB as of December 31 (dollars in thousands):

	2002		2001
Year	Weighted Average Rate	Balance	Weighted Average Rate	Balance
	(In thousands)
2006	4.65%	$1,000	4.65%	1,000
2007	4.80	1,500	—	—
2011	4.65	2,900	4.65	2,900

Total		$5,400		3,900

The advances are secured by FHLB stock, specific lien on certain residential real estate loans and securities available for sale.

Advances from the FHLB increased $3.1 million to $8.5 million at September 30, 2003, from $5.4 million at December 31, 2002. Borrowings from the FHLB were used primarily to fund growth in the loan portfolio.

Stockholder’s Equity. Stockholder’s equity decreased $165,000 during 2002 to $4.0 million at December 31, 2002, from $4.2 million at December 31, 2001. The decrease in stockholder’s equity during 2002 primarily consisted of $153,000 in net losses.

At September 30, 2003, total stockholders’ equity was $5.3 million, an increase of $1.3 million from $4.0 million at December 31, 2002. The increase in stockholder’s equity during 2003 primarily consisted of proceeds from the sale of common stock of $1.2 million.

Regulatory Capital. The table below represents the Horizon’s banking subsidiary’s actual regulatory and minimum regulatory capital requirements at December 31, 2002 (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk-Based Capital	$5,199	10.48%	$3,968	8.00%	$4,960	10.00%
Tier 1 Risk-Based Capital	4,882	9.84	1,984	4.00	2,976	6.00
Leverage Capital	4,882	6.30	3,099	4.00	3,874	5.00

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as Horizon are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Horizon’s performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Horizon seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

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Beneficial Ownership of Horizon’s Securities

To Horizon’s knowledge, as of December 31,2003, no shareholder owned more than 5% of the outstanding shares of Horizon common stock other than the individuals listed below, each of whom is a director of Horizon, and John Perez and Elizabeth Stark who jointly own 6.37% of the shares outstanding.

Name of Beneficial Owner	Number of Shares Owned(1)	Right to Acquire(2)	% of Beneficial Ownership(3)(4)

Peter L. Bermont	60,000	12,041	8.90%

William I. Grossman	31,133	11,323	5.44%

Ronald J. Korn	16,300	10,215	3.47%

Thomas E. Lunak	8,150	9,106	2.29%

Laurans A. Mendelson	25,000	12,042	4.78%

Thomas G. Richardson	61,785	14,281	9.35%

Rodger D. Shay	73,024	14,781	10.64%

Augusto L. Vidaurreta	73,024	14,281	10.58%

Executive officers and directors as a group ( 8 persons)	348,416	98,070	53.43%

(1)	Includes shares for which the named person:
•	has sole voting and investment power,
•	has shared voting and investment power with a spouse, or
•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

Does not include shares that may be acquired by exercising stock options.

(2)	Includes shares that may be acquired within the next 60 days by exercising stock options but does not include any other stock options.
(3)	Determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options.
(4)	Under the rules of the SEC, the determinations of “beneficial ownership” of Horizon’s common stock is based upon Rule 13d-3 under the Securities Exchange Act of 1934, which provides that shares will be deemed to be “beneficially owned” where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of shares, or where a person has the right to acquire any such power within 60 days after the date such beneficial ownership is determined. Shares of Horizon’s common stock that a beneficial owner has the right to acquire within 60 days under the exercise of the options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All amounts are determined as of December 31, 2003, when there were 737,617.2 shares outstanding.

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DESCRIPTION OF BANCSHARES OF FLORIDA’S CAPITAL STOCK

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share. As of the date of this Joint Proxy Statement/Prospectus, 3,079,199 shares of our common stock were issued and outstanding. In addition, there are 1,000,000 shares of preferred stock, $0.01 par value authorized, of which there are no shares issued or outstanding.

Common Stock. Holders of our common stock are entitled to receive ratably dividends, if any, declared by our board of directors out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably, based on the number of shares held, in our assets remaining after payment of all of our debts and liabilities.

Holders of our common stock are entitled to one vote per share on all matters submitted to the holders of common stock for a vote. Because holders of common stock do not have cumulative voting rights with respect to the election of directors, the holders of a majority of the shares of common stock represented at a meeting can elect all of the directors. Holders of common stock do not have preemptive or other rights to subscribe for or purchase any additional shares of capital stock which we may issue or to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock. Our articles of incorporation authorize our board of directors to establish and issue shares of preferred stock in one or more series, and to determine by resolution, with respect to any series of preferred stock, the voting powers (full, limited or eliminated), and those designations, preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions thereof, including liquidation preferences, dividend rights, conversion rights and redemption provisions. Moreover, the number of authorized, but unissued, shares will provide us with the ability to meet future capital needs and to provide shares for possible acquisitions and stock dividends or stock splits. The authorized and unissued shares of preferred stock, as well as the authorized and unissued shares of our common stock, will be available for issuance without further action by shareholders, unless such action is otherwise required by applicable law, by Nasdaq or by any stock exchange or listing service relating to our stock. In conjunction with a prior registration of our common stock in Texas, we agreed that any future issuance of preferred stock will be approved by a majority of our independent directors who have had the opportunity, at our expense, to discuss such issuance with corporate or independent counsel.

ANTI-TAKEOVER PROVISIONS

General. The Florida Business Corporation Act contains provisions designed to enhance the ability of our board of directors to respond to attempts to acquire control of a Florida corporation such as Bancshares of Florida. These provisions may discourage takeover attempts which have not been approved by the board of directors. This could include takeover attempts that some shareholders would deem to be in their best interest. These anti-takeover provisions may:

♦	Adversely affect the price that a potential purchaser would be willing to pay for our common stock;

♦	Deprive you of the opportunity to obtain a takeover premium for your shares;

♦	Make the removal of incumbent management more difficult;

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♦	Enable a minority of our directors and the holders of a minority of our outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transaction may be favorable to the interests of shareholders; and

♦	Potentially adversely affect the market price of the common stock.

The following summarizes some of the anti-takeover provisions contained in the Florida Business Corporation Act.

Authorized but Unissued Capital Stock. The authorized but unissued shares of our common and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common and preferred stock may enable our board of directors to issue shares of stock to persons friendly to existing management. Although the board of directors has no intention at the present time of doing so, it could issue common stock or a series of preferred stock that could, subject to certain limitations imposed by law or on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. The issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the common shareholders. Our board of directors will make any determination to issue common or preferred shares based on its judgment as to the best interests of Bancshares of Florida.

Evaluation of Acquisition Proposals. The Florida Business Corporation Act expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of Bancshares of Florida, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal and economic effects on the employees, customers and suppliers of Bancshares of Florida and its subsidiaries, and on the communities and geographical areas in which they operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of capital stock and our then current value in a freely negotiated transaction. Our board of directors believes that these provisions are in the long-term best interests of Bancshares of Florida and our shareholders.

Control Share Acquisitions. We are subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested shareholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are:

♦	Acquisitions of shares possessing one-fifth or more but less than one-third of all voting power;

♦	Acquisitions of shares possessing one-third or more but less than a majority of all voting power; or

♦	Acquisitions of shares possessing a majority or more of all voting power.

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Under certain circumstances, the statute permits the acquiring person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

Transactions with Interested Shareholders. We are not subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or super-majority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation. These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. However, our articles of incorporation allow for similar provisions. Accordingly, these provisions may discourage attempts to acquire Bancshares of Florida.

Transfer Agent and Registrar

Our transfer agent is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Limited Liability and Indemnification

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless:

•	The director breached or failed to perform his duties as a director; and

•	A director’s breach of, or failure to perform, those duties constitutes:

•	a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director derived an improper personal benefit;

•	a circumstance under which an unlawful distribution is made; or

•	in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, a conscious disregard for the best interest of the corporation or willful misconduct;

•	in a proceeding by someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the Florida Business Corporation Act.

Our bylaws provide that we shall, to the fullest extent permitted by applicable law, as amended from time-to-time, indemnify all of our directors as well as any of our officers or employees to whom we have agreed to grant indemnification.

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COMPARISON OF THE RIGHTS OF SHAREHOLDERS

General

Upon consummation of the merger, shareholders of Horizon who receive shares of common stock of Bancshares of Florida will become shareholders of Bancshares of Florida. Both Bancshares of Florida’s common stock and Horizon’s common stock are governed by the Florida Business Corporation Act. Following the merger, the shareholders of Horizon will be governed by and subject to the articles of incorporation and bylaws of Bancshares of Florida rather than the articles of incorporation and bylaws of Horizon.

Neither Horizon common stock nor Bancshares of Florida common stock is insured by the FDIC or guaranteed by the issuer and both are subject to investment risk, including the possible loss of value.

The following is only a general summary of the differences in the rights of holders of Horizon common stock and Bancshares of Florida’s common stock. Both are Florida corporations, governed by the Florida Business Corporation Act found in Chapter 607 of the Florida Business Corporation Act. This summary is qualified in its entirety by reference to Bancshares of Florida’s articles of incorporation and bylaws, and Horizon’s articles of incorporation and bylaws. Horizon’s shareholders should consult with their own legal counsel with respect to specific differences and changes in their rights as shareholders that will result from the merger.

Authorized Capital Stock

Horizon is authorized to issue 15,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

Bancshares of Florida is authorized to issue 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Size of Board of Directors

Horizon’s bylaws provide that the number of directors may be increased or decreased by the action of the board of directors. The Board must consist of not less than five nor more than 15 directors.

Bancshares of Florida’s bylaws provide that the board of directors must consist of not less than two directors and no more than 25 directors, with the exact number fixed by the board of directors. The current board of directors is comprised of 16 members. The merger agreement requires that the two members of the board of directors of Horizon, who have not yet been identified, are to be added to the board.

Classification of Directors

Horizon’s board of directors is divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term.

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Bancshares of Florida’s articles of incorporation provide that directors serve for one-year terms or until their successors are elected and qualified.

Removal of Directors

Horizon’s shareholders may, under Florida law, remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. Horizon’s articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of Horizon to remove any director or the entire board of directors without cause. Directors may be removed for cause as provided under Florida law.

Bancshares of Florida’s articles of incorporation do not modify Florida law with respect to the removal of directors.

Filling Vacancies on the Board of Directors

Horizon’s bylaws permit the remaining directors, by a majority vote, to fill a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors. Shareholders do not have the right to fill the vacancy at a special meeting of shareholders.

Bancshares of Florida’s bylaws provide that vacancies on the board of directors shall be filled by a majority of the remaining members of the board of directors. If the directors remaining in office do not constitute a quorum of the board of directors, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors, or by the sole remaining director, as the case may be. Shareholders may elect a director to fill any vacancy not filled by the directors at a special meeting of shareholders by a vote of 75% of the outstanding shares of each class of stock entitled to vote in elections of directors.

Nomination of Director Candidates by Shareholders

Horizon’s bylaws provide that the board shall act as a nominating committee, and further that any shareholder entitled to vote for the election of directors may make nominations for the election of directors by giving written notice to the Corporate Secretary of Horizon at least 60 days prior to the annual meeting of shareholders at which directors are to be elected.

Bancshares of Florida’s articles of incorporation and bylaws are silent as to the manner in which directors are nominated. Historically, Bancshares of Florida’s board of directors has acted as a nominating committee. In May, 2003, the board of directors adopted a Nominating Committee charter and appointed six independent directors to serve on the Committee. Pursuant to Securities and Exchange Commission regulations, nomination for election of any person to the board also may be made by a shareholder if written notice of such shareholder’s nomination is delivered to the Corporate Secretary not later than 120 days prior to the date of the meeting of shareholders at which directors are to be elected.

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Shareholder Action Without Meeting

Horizon’s articles of incorporation provide that any action that may be taken by shareholders must be taken at a duly called annual or special meeting and may not be taken without a meeting.

Bancshares of Florida’s bylaws provide that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, without notice, and without a vote if it is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken. The written consents must be signed by the shareholders entitled to vote thereon having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and delivered to the corporation.

Calling Special Meetings of Shareholders

Horizon’s bylaws provide that special meetings of shareholders may be called at any time for any purpose by Horizon’s president, chairman of the board of directors or a majority of the board of directors. Horizon must hold a special meeting when requested in writing by shareholders owning shares representing at least 60% of all outstanding votes entitled to be cast on any issue at the meeting.

Bancshares of Florida’s bylaws allow a special meeting of the shareholders to be called by Bancshares of Florida’s chief executive officer or by the presiding officer of the board. The chief executive officer or secretary shall call a special meeting when requested to do so by any three or more directors or when requested by shareholders owning not less than 10% of all shares entitled to vote on the matter to be considered at the meeting.

Shareholder Proposals

Horizon’s bylaws provide that a shareholder wanting to submit a shareholder proposal must deliver written notice to the Corporate Secretary of Horizon not later than 60 days in advance of the annual meeting.

Bancshares of Florida’s bylaws do not provide for or restrict the submission of proposals by shareholders for any new business to be taken up at any annual or special meeting of shareholders.

Record Date

Horizon’s board of directors may fix a record date in advance, which cannot be less than 10 days prior to the date of the meeting or action, for the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action.

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Bancshares of Florida’s Board of Directors may fix a record date in advance, which cannot be more than 70 days prior to the date or action for the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, the board of directors may fix a record date in advance, which cannot be more than 70 days prior to the date of the meeting or action. If the board of directors does not set a record date, the bylaws list default record dates for shareholders’ meetings and other matters.

Payment of Dividends

Horizon’s shareholders are entitled to dividends ratably when, as and if declared by the Board of Directors in its discretion out of legally available assets. Florida law prohibits dividends if, after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation’s total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The principal source of funds for Horizon is dividends from its subsidiary, Horizon Bank. There are various statutory and regulatory limitations on the ability of Horizon’s subsidiary institution to pay dividends to Horizon.

Bancshares of Florida is subject, under Florida law, to dividend provisions substantially similar to those applicable to Horizon. Like Horizon, Bancshares of Florida’s principal source of funds is dividends from its subsidiary institutions. There are various statutory limitations on the ability of Bancshares of Florida’s subsidiary institutions to pay dividends to Bancshares of Florida.

Indemnification of Directors, Officers and Employees

Horizon may indemnify subject to Florida law and its articles of incorporation a past or present director against liability incurred in a proceeding if: (i) the director conducted himself in good faith; and (ii) the director reasonably believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interest, and that his or her conduct was at least not opposed to its best interest, and in the case of any criminal proceedings, the director had no reasonable cause to believe his or her conduct was unlawful. However, Horizon may not indemnify a director (1) in connection with a proceeding by or in the right of Horizon in which the director is adjudged liable to Horizon, or (2) in connection with any other proceeding charging improper personal benefit to him or her in which he or she is adjudged liable on the basis that personal benefit was improperly received by him or her.

Under Florida law, unless limited by its articles of incorporation, a corporation must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she is party because he or she is or was a director against reasonable expenses incurred by him or her in connection with the proceeding. Horizon’s articles of incorporation do not limit this provision.

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Under Florida law, officers and directors are entitled to advance of expenses to the extent, consistent with public policy, and as provided by the corporation’s articles of incorporation, the corporation’s bylaws, general or specific action of the board of directors, or contract.

Horizon’s bylaws provide that Horizon will indemnify any individual made a party to a proceeding because he is or was an officer or director or employee or agent of Horizon against liability incurred in the proceeding to the fullest extent permitted by law.

Bancshares of Florida’s bylaws provide that it shall indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (and any appeal therein), whether civil, criminal, administrative, arbitrative or investigative and whether or not brought by or on behalf of Bancshares of Florida, by reason of the fact that such party is or was a director, officer, employee or agent of Bancshares of Florida, or is or was serving at the request of Bancshares of Florida as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan, or arising out of such party’s activities in any of the foregoing capacities, against all liability and litigation expense, including reasonable attorneys’ fees so long as that person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. With respect to a criminal action that person must have had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made in the event a person has been adjudged to be liable to the corporation, unless a court shall determine that such person is fairly and reasonably entitled to indemnity.

Limitation of Liability for Directors

Horizon’s directors are exempt under its articles of incorporation from personal monetary liability to the extent permitted by Section 607.0831 of the Florida Business Corporation Act. This statutory provision provides that a director of a corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:

➢	for any breach of the director’s duty of loyalty to the corporation or its shareholders;

➢	for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law;

➢	which is imposed under Florida law as a result of an improper distribution to shareholders; or

➢	for any transaction from which the director derived an improper personal benefit.

Bancshares of Florida’s articles of incorporation provide that, to the fullest extent permitted by the Florida Business Corporation Act, no person who is serving or who has served as a director of Bancshares of Florida is personally liable to Bancshares of Florida or any of its shareholders or otherwise for monetary damages for breach of any duty as a director unless the director has:

➢	breached his duty of care or duty of loyalty,

➢	did not act in good faith,

➢	did not act in a manner he reasonably believed to be in, or not opposed to, the best interests of Bancshares of Florida,

➢	with respect to any criminal action had no reasonable cause to believe his conduct was unlawful,

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➢	derived an improper personal benefit,

➢	approved an unlawful distribution to shareholders, or

➢	engaged in willful misconduct or with a conscious disregard for the best interests of Bancshares of Florida.

Amendment to Articles of Incorporation

Horizon may amend its articles of incorporation, under Florida law, if the Board of directors proposes the amendment to the shareholders, and the amendment receives the requisite shareholder approval. Unless a corporation’s articles of incorporation provides otherwise, amendments must be approved by majority of all votes entitled to be cast on the matter, as well as majority of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment. Horizon’s articles of incorporation provide for a super majority (80%) vote to amend several of its provisions.

Bancshares of Florida’s articles of incorporation provide that with minor exceptions the articles may be amended by a vote of at least 50% of the shares of stock outstanding and entitled to vote in elections of directors. An amendment to Article X, outlining the directors’ responsibilities when evaluating any offer of another person to acquire Bancshares of Florida; or to Article IX, relating to business combinations with an interested person; or to Article VIII, establishing the vote required to approve a covered transaction, requires the vote of 75% of the shares outstanding which are entitled to vote in elections of directors.

Amendment to Bylaws

Horizon’s Board of Directors may amend its bylaws by a 66.6% vote, or the bylaws may be amended by a majority vote of its shareholders.

Bancshares of Florida’s bylaws may be amended by either a majority vote of directors or by 75% of each class of stock entitled to elect directors. Amendments which establish a greater quorum or voting requirement for shareholders may be amended or repealed only by shareholders.

Control Share Acquisition Provisions

General. The Florida control share acquisition law applies to several categories of Florida corporations, including any Florida corporation, such as Horizon and Bancshares of Florida, that has 100 or more shareholders, has a principal place of business, its principal office or substantial assets in Florida, and has a specified shareholder presence in Florida.

Unless a corporation has opted out of the provisions of the Florida statute before the control share acquisition in question through an amendment to its articles of incorporation or bylaws, control shares of the corporation acquired in a control share acquisition have no voting rights unless and until granted by resolution approved by the holders of a majority of the shares of each voting group, excluding all “interested shares.” “Interested shares” are shares of the corporation voted by an acquiring person or a member of a group with respect to a control share acquisition, any officer of the corporation or any employee of the corporation who is also a director of the corporation.

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If authorized by the corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, control shares acquired in a control share acquisition may under certain circumstances be subject to redemption by the corporation at the fair value thereof. Unless otherwise provided in such a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, if control shares acquired in a control share acquisition are accorded full voting rights which will constitute a majority or more of all voting power, all shareholders of the corporation have dissenters’ rights to receive fair value for their shares.

For purposes of the Florida control share acquisition law, “control shares” are shares, the acquisition of which would give a person, acting alone or with a group, the power to exercise one of the following amounts of voting power in an election of directors:

•	one-fifth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

For purposes of the law, a “control share acquisition” means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Among certain other circumstances, a control share acquisition is deemed not to occur when the share acquisition is pursuant to a merger or plan of share exchange where the corporation is a party to the agreement of merger or plan of share exchange. Accordingly, the statute would not, by its terms, apply to the merger.

Horizon has fewer than 100 shareholders and is not subject to the control share statute.

Bancshares of Florida is subject to the control share acquisition provisions of the Florida Business Corporation Act.

Transactions with Interested Shareholders

General. Florida law contains a number of provisions which require super majority approval for certain affiliate transactions. Under Florida law, any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval (a “Business Combination”), if any person who together with his affiliates and associates beneficially owns 10% or more of any voting stock of the corporation (an “Interested Person”) is a party to such transaction, shall be approved by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the Interested Person; provided, that such approval is not required if (1) the Interested Person transaction has been approved by a majority of the disinterested directors; (2) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement date; (3) the Interested Person has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date; (4) the Interested Person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; (5) the corporation is an investment company registered under the Investment Company Act of 1940; or (6) the consideration to be received by holders of the stock of the corporation meets certain minimum levels determined by a formula under Section 607.0901(4)(f) of the Florida Business Corporation Act (generally, the highest price paid by the

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Interested Person for any shares which she or he has acquired). This statutory requirement does not apply if the corporation has opted out of the statutory provision in its articles of incorporation. Horizon has not opted out of this provision in its articles of incorporation. Bancshares of Florida’s articles of incorporation, however, contain similar voting requirements for transactions with an interested person. Article VIII of the articles requires a vote if not less than 66.6% of the shares entitled to vote in elections of directors unless the transaction is approved by 75% of the entire board of directors, and if so approved, then only a majority vote of the shareholders is required.

Horizon is not subject to these statutory provisions.

Bancshares of Florida has opted out of this statute.

Shareholders’ Rights Agreement

Neither Horizon nor Bancshares of Florida has a shareholders rights agreement

Merger Considerations

Horizon articles of incorporation provide that when evaluating any offer from an interested person its board of directors, in discharging its duties may consider the interests of the employees, customers and other constituencies of Horizon and its subsidiaries, the communities and geographical areas in which Horizon and its subsidiaries operate or are located, and all other factors as the board of directors deems relevant.

Bancshares of Florida articles of incorporation provide that when evaluating any offer of another person to merge with or to otherwise acquire all or substantially all of Bancshares of Florida assets, the board of directors when exercising its business judgment in determining what is in the best interests of Bancshares of Florida, the board of directors may, but is not required to, take into consideration the social and economic effects of the matter to be considered on Bancshares of Florida, its subsidiaries, employees, suppliers, customers and creditors and the communities in which it and its subsidiaries operate and are located.

When evaluating a business combination or a proposal to make a business combination or a tender or exchange offer or other proposal involving a change in control of Bancshares of Florida, its articles of incorporation permits the directors to give due consideration to the consideration being offered in relation to the then-current market price of Bancshares of Florida’s stock, as well as, in relation to the then-current value of the company in a freely negotiated transaction, and in relation to the board’s then-estimate of the future value of the corporation as an independent entity. These provisions are entirely discretionary and do not grant any such broader constituency a right to such consideration.

Dissenters’ Rights

General. Under Florida law, shareholders of a corporation who do not consent to certain major corporate transactions, including a merger, may, under varying circumstances, be entitled to dissenters’ rights pursuant to which such shareholders may receive cash in the amount of the fair value of their shares in place of the consideration which otherwise would have been received in the transaction. Unless the articles of incorporation or bylaws provides otherwise, dissenters’ rights are not available in certain circumstances, including without limitation:

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•	to shareholders of a surviving corporation if shareholder approval is not required, or

•	as to any class of stock which is listed either on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

•	as to any shares if they are held of record by 2,000 or more shareholders.

See Dissenters’ Rights at page 56 for more information regarding dissenters’ rights for shareholders of Horizon.

INDEMNIFICATION

Permissible Indemnification. Bancshares of Florida’s bylaws provide for indemnification of its directors, officers, employees or agents to the fullest extent permitted by law. The Florida Business Corporation Act allows a corporation, by charter, bylaw, contract, or resolution, to indemnify or agree to indemnify its officers, directors, employees, and agents and any person who is or was serving at the corporation’s request as a director, officer, employee, or agent of another entity or enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses, including reasonable attorneys’ fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities as summarized herein. Any provision in a corporation’s articles of incorporation or bylaws or in a contract or resolution may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification granted therein and may further include provisions establishing reasonable procedures for determining and enforcing such rights. The corporation may indemnify such person against liability expenses incurred only where such person conducted himself or herself in good faith and reasonably believed: (i) in the case of conduct in his or her official corporate capacity, that his or her conduct was in the corporation’s best interests; and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. However, a corporation may not indemnify such person either in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person (whether or not involving action in an official capacity) in which such person was adjudged liable on the basis that personal benefit was improperly received.

Mandatory Indemnification. Unless limited by the corporation’s articles of incorporation, the Florida Business Corporation Act requires a corporation to indemnify a director or officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding.

Advance for Expenses. Expenses incurred by a director, officer, employee, or agent of the corporation in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the Board of directors in the specific case, or as authorized by the articles of incorporation or bylaws or by any applicable resolution or contract, upon receipt of an undertaking by or on behalf of such person to repay amounts advanced, unless it ultimately is determined that such person is entitled to be indemnified by the corporation against such expenses.

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Court-Ordered Indemnification. Unless otherwise provided in the corporation’s articles of incorporation, a director or officer of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court deems necessary, may order indemnification if it determines either: (i) that the director or officer is entitled to mandatory indemnification as described above, in which case the court also will order the corporation to pay the reasonable expenses incurred to obtain the court-ordered indemnification; or (ii) that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such person met the requisite standard of conduct or was adjudged liable to the corporation in connection with a proceeding by or in the right of the corporation or on the basis that personal benefit was improperly received in connection with any other proceeding so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

Parties Entitled to Indemnification. The Florida Business Corporation Act defines “director” to include former directors and the estate or personal representative of a director. Unless its articles of incorporation provide otherwise, a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director and also may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, as may be provided in its articles of incorporation or bylaws, by general or specific action of its board of directors, or by contract.

Securities and Exchange Commission Opinion on Indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Bancshares of Florida pursuant to the provisions discussed above, Bancshares of Florida has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

The validity of Bancshares of Florida’s common stock to be issued in connection with the merger is being passed upon for Bancshares of Florida by Igler & Dougherty, P.A., Tallahassee, Florida.

EXPERTS

The consolidated financial statements of Bancshares of Florida as of December 31, 2002 and 2001 and for each of the years in the two-year period ended December 31, 2002, have been incorporated by reference herein in reliance on the report of Hill, Barth, & King, LLC, independent certified public accountants, and upon the authority of that firm as experts in accounting and auditing.

The financial statements of Horizon as of December 31, 2002 and 2001 and for each of the years in the two-year period ended December 31, 2002, have been included herein in reliance on the report of Hacker, Johnson, Smith, P.A., independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

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WHERE YOU CAN GET MORE INFORMATION

Bancshares of Florida files reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facility maintained by the Securities and Exchange Commission at: Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at l-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding companies that are required to file reports with it. The address of the Securities and Exchange Commission website is www.sec.gov.

Bancshares of Florida filed a Registration Statement on Form S-4 to register with the Securities and Exchange Commission the issuance of its common stock to Horizon shareholders in the merger. This Joint Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Bancshares of Florida and a proxy statement of each of Bancshares of Florida and Horizon for their respective special meetings. As allowed by the Securities and Exchange Commission rules, this Joint Proxy Statement/Prospectus does not contain all the information contained in the Registration Statement. This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Joint Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of securities pursuant to this Joint Proxy Statement/Prospectus, under any circumstances, creates any implication that there has been no change in the information set forth or incorporated into this Joint Proxy Statement/Prospectus by reference or in our affairs since the date of this Joint Proxy Statement/Prospectus.

The information contained in this Joint Proxy Statement/Prospectus with respect to Bancshares of Florida was provided by Bancshares of Florida and the information contained in this Joint Proxy Statement/Prospectus with respect to Horizon was provided by Horizon.

Horizon does not provide its shareholders with an annual report. Horizon’s financial statements for the fiscal year ended December, 31, 2002, were provided to Horizon’s shareholders in April 2003. A copy of those statements is included with this Joint Proxy Statement/Prospectus. Horizon Bank files regular reports with the Office of Thrift Supervision which are available on the FDIC’s web site. You may view these reports at www.fdic.gov. You may also request copies of these reports from Horizon. Requests for copies should be directed to Thomas G. Richardson, Corporate Secretary, Horizon Financial Corp., 1851 NW 125th Avenue, Pembroke Pines, Florida 33028.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference information into this Joint Proxy Statement/Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be

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part of this Joint Proxy Statement/Prospectus, except for any information superseded by information in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus incorporates by reference:

•	Agreement and Plan of Merger filed with the SEC on Form 8-K on December 18, 2003.

•	Bancshares of Florida’s Annual Report for the year ended December 31, 2002 filed with the SEC on Form 10-KSB on March 28, 2003.

•	Bancshares of Florida’s quarterly report of Form 10-QSB for the quarter ended March 31, 2003 filed with the SEC on May 14, 2003.

•	Bancshares of Florida’s quarterly report of Form 10-QSB for the quarter ended June 30, 2003 filed with the SEC on August 13, 2003.

•	Bancshares of Florida’s quarterly report of Form 10-QSB for the quarter ended September 30, 2003 filed with the SEC on November 14, 2003.

•	All current, quarterly and annual reports filed by Bancshares of Florida with the SEC prior to the date that shareholders of Horizon are required to submit their letter of transmittal.

When deciding how to cast your vote, you should rely only on the information contained or incorporated by reference in this Joint Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus is dated February 17, 2004.

You should not assume that the information contained in this Joint Proxy Statement/Prospectus is accurate as of any date other than such date, and neither the mailing of the Joint Proxy Statement/Prospectus to shareholders nor the issuance of Bancshares of Florida common stock shall create any implication to the contrary.

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Index to Financial Statements

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Page
Financial Statements

Independent Auditors’ Report	F-2

Consolidated Balance Sheets at December 31, 2002 and 2001	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2002 and 2001	F-4

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2002 and 2001	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002 and 2001	F-6

Notes to Consolidated Financial Statements for the Years Ended December 31, 2002 and 2001	F-7-F-20

Condensed Consolidated Balance Sheet – September 30, 2003 (unaudited)	F-21

Condensed Consolidated Statements of Operations – Nine Months ended September 30, 2003 and 2002 (unaudited)	F-22

Condensed Consolidated Statement of Stockholders’ Equity– Nine months ended September 30, 2003 (unaudited)	F-23

Condensed Consolidated Statements of Cash – Flows Nine Months Ended September 30, 2003 and 2002 (unaudited)	F-24

Notes to Condensed Consolidated Financial Statements (unaudited)	F-25-F-26

All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements and related notes.

Independent Auditors’ Report

Horizon Financial Corp.

Pembroke Pines, Florida:

We have audited the accompanying consolidated balance sheets of Horizon Financial Corp. and Subsidiary (the “Company”) at December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/    HACKER, JOHNSON & SMITH PA

Fort Lauderdale, Florida

February 28, 2003

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Consolidated Balance Sheets

	At December 31,
	2002	2001
Assets
Cash and due from banks	$1,434,115	940,942
Interest-bearing deposits with banks	57,784	297,062
Federal funds sold	3,844,599	3,011,506
Money-market fund	118,084	1,046,456

Cash and cash equivalents	5,454,582	5,295,966
Securities available for sale	4,055,484	7,387,745
Securities held to maturity	23,008	71,848
Loans, net of allowance for loan losses of $317,387 and $256,000	54,056,913	40,233,442
Loans held for sale	10,929,894	11,184,178
Foreclosed real estate	600,302	—
Premises and equipment	925,545	566,617
Federal Home Loan Bank stock, at cost	445,000	315,900
Accrued interest receivable	627,648	506,283
Other assets	374,203	775,331

Total assets	$77,492,579	66,337,310

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	1,970,228	2,001,707
Savings, money-markets and NOW deposits	18,595,655	13,483,276
Time deposits	45,747,262	40,001,769

Total deposits	66,313,145	55,486,752
Securities sold under agreements to repurchase	—	1,970,000
Federal Home Loan Bank advances	5,400,000	3,900,000
Other borrowings	900,000	—
Official checks	494,550	574,471
Other liabilities	385,997	242,393

Total liabilities	73,493,692	62,173,616

Commitments, contingencies and related party transactions (Notes 4, 10 and 11)
Stockholders’ equity:
Preferred stock, $.01 par value 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value 15,000,000 shares authorized, 564,076 shares issued and outstanding	5,641	5,641
Additional paid-in capital	5,901,149	5,901,149
Accumulated deficit	(1,929,993)	(1,776,747)
Accumulated other comprehensive income	22,090	33,651

Total stockholders’ equity	3,998,887	4,163,694

Total liabilities and stockholders’ equity	$77,492,579	66,337,310

See Accompanying Notes to Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Operations

	Year Ended December 31,
	2002	2001
Interest income:
Loans	$4,040,872	3,718,700
Securities	255,094	438,606
Other	71,949	130,896

Total interest income	4,367,915	4,288,202

Interest expense:
Deposits	1,988,479	2,515,254
Borrowings	304,138	280,356

Total interest expense	2,292,617	2,795,610

Net interest income	2,075,298	1,492,592

Provision for loan losses	67,976	56,000

Net interest income after provision for loan losses	2,007,322	1,436,592

Noninterest income:
Service charges and fees	278,455	144,492
Gain on sale of loans	944,245	636,843
Gain on sale of securities available for sale	23,231	30,850
Gain on sale of foreclosed real estate	31,821	—

Total noninterest income	1,277,752	812,185

Noninterest expenses:
Salaries and employee benefits	1,402,170	1,134,592
Occupancy and equipment expense	599,862	383,738
Professional fees	178,844	76,326
Loss on fraudulent loans	430,000	—
Other	827,444	618,228

Total noninterest expenses	3,438,320	2,212,884

Net (loss) earnings	$(153,246)	35,893

Basic earnings (loss) per share	$(.27)	.06

Weighted-average number of shares outstanding	564,076	564,076

See Accompanying Notes to Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2002 and 2001

			Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Compre- hensive Income	Total Stockholders’ Equity
	Common Stock
	Shares	Amount
Balance at December 31, 2000	564,076	$5,641	5,901,149	(1,812,640)	35,744	4,129,894

Comprehensive income (loss):
Net earnings	—	—	—	35,893	—	35,893
Net change in unrealized gain on securities available for sale	—	—	—	—	(2,093)	(2,093)

Comprehensive income						33,800

Balance at December 31, 2001	564,076	5,641	5,901,149	(1,776,747)	33,651	4,163,694

Comprehensive loss:
Net loss	—	—	—	(153,246)	—	(153,246)
Net change in unrealized gain on securities available for sale	—	—	—	—	(11,561)	(11,561)

Comprehensive loss						(164,807)

Balance at December 31, 2002	564,076	$5,641	5,901,149	(1,929,993)	22,090	3,998,887

See Accompanying Notes to Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2002	2001
Cash flows from operating activities:
Net (loss) earnings	$(153,246)	35,893
Adjustments to reconcile net (loss) earnings to net cash provided by (used in) operating activities:
Depreciation	225,850	163,104
Provision for loan losses	67,976	56,000
Originations of loans held for sale	(107,165,697)	(95,558,365)
Proceeds from sale of loans held for sale	108,364,226	90,680,960
Gain on loans sold	(944,245)	(636,843)
Gain on sale of securities available for sale	(23,231)	(30,850)
Gain on sale of foreclosed real estate	(31,821)	—
Loss on fraudulent loans	430,000	—
Loan fees deferred, net	(89,698)	(18,925)
Amortization of premiums and discounts on securities	4,164	(5,852)
Decrease (increase) in accrued interest receivable and other assets	279,763	(611,379)
Increase in official checks and other liabilities	63,683	117,398

Net cash provided by (used in) operating activities	1,027,724	(5,808,859)

Cash flows from investing activities:
Purchases of securities available for sale	(6,161,457)	(2,996,250)
Net decrease (increase) in mutual funds	3,710,175	(4,674,989)
Principal repayments of securities available for sale	366,686	331,817
Maturities and calls of securities available for sale	2,000,000	4,000,000
Proceeds from sale of securities available for sale	3,424,363	2,381,604
Principal repayments of securities held to maturity	48,840	143,783
Net increase in loans	(14,317,141)	(12,022,205)
Purchase of Federal Home Loan Bank stock	(129,100)	(215,900)
Purchases of premises and equipment	(584,778)	(166,947)
Proceeds from sale of foreclosed real estate	641,330	112,267
Cash paid to reacquire fraudulent loans	(1,124,419)	—

Net cash used in investing activities	(12,125,501)	(13,106,820)

Cash flows from financing activities:
Net increase in deposits	10,826,393	21,503,353
Net decrease in securities sold under agreement to repurchase	(1,970,000)	(3,376,000)
Net increase in Federal Home Loan Bank advances	1,500,000	1,900,000
Net increase in other borrowings	900,000	—

Net cash provided by financing activities	11,256,393	20,027,353

Net increase in cash and cash equivalents	158,616	1,111,674

Cash and cash equivalents at beginning of year	5,295,966	4,184,292

Cash and cash equivalents at end of year	$5,454,582	5,295,966

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$2,272,296	2,812,941

Noncash transactions:
Accumulated other comprehensive income (loss), net change in unrealized gain (loss) on securities available for sale	$(11,561)	(2,093)

Loans transferred to foreclosed real estate	$1,209,811	112,267

See Accompanying Notes to Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and For the Years Then Ended

(1) Summary of Significant Accounting Policies

Organization. Horizon Financial Corp. (the “Company”) owns 100% of Horizon Bank, FSB (the “Bank”) (collectively referred to as the “Company”). On November 9, 2001, the Bank’s stockholders approved a plan of corporate reorganization under which the Bank would become a wholly-owned subsidiary of the Holding Company. On November 29, 2001, the Holding Company became effective and the Bank’s stockholders exchanged their common shares for shares of the Holding Company. As a result, 564,076 shares of previously issued $1 par value common shares of the Bank were exchanged for 564,076 shares of the $.01 par value common shares of the Holding Company. The Holding Company’s acquisition of the Bank has been accounted for using a method similar to a pooling of interests and, accordingly, the financial data for periods presented include the results of the Bank. The Holding Company operates as a unitary-thrift holding company and its only business activity is the operation of the Bank.

The Bank was incorporated under the laws of the United States and received its charter from the Office of Thrift Supervision. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation. The Bank offers a variety of community banking services to individual and corporate customers through its banking office located in Pembroke Pines, Broward County, Florida. During 2001, Horizon Real Property Holdings, Inc. was incorporated as a 100% subsidiary of the Bank for the purpose of holding foreclosed assets and is currently inactive.

Basis of Presentation. The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances have been eliminated in consolidation.

The following is a description of the significant accounting policies and practices followed by the Company, which conform to accounting principles generally accepted in the United States of America and prevailing practices within the thrift industry.

Use of Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits with banks, federal funds sold and a money-market fund, all of which mature within ninety days.

The Bank may be required to maintain cash reserves with the Federal Reserve Bank or in accounts with other banks. There were no reserve balances required at December 31, 2002 and 2001.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Securities. The Company must classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, on available-for-sale securities are excluded from earnings and reported in other comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination fees and direct loan origination costs are deferred until the related loan is sold, at which time the net fees are included in gain on sale of loans in the statement of operations.

Loans Held for Sale. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. At December 31, 2002 and 2001, the fair value exceeded book value in the aggregate for loans held for sale.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans (with balances less than $500,000) for impairment disclosures.

Foreclosed Real Estate. Real estate acquired through, or in lieu of, foreclosure, are initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in earnings.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. The Company’s shareholders has elected for the Company to be treated as an S-Corporation. For federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore no provision for income taxes has been reflected in these financial statements.

Premises and Equipment. Furniture and equipment, leasehold improvements and computer software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed on the straight-line method over the estimated useful life of each type of asset.

Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. The Company has no dilutive securities.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively “SFAS No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date, and under APB No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB No. 25 and, as a result, has provided proforma disclosures of net earnings, earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to sell loans, to extend credit and unused lines of credit. Such financial instruments are recorded in the financial statements when they are funded.

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholders’ equity section of the balance sheet, such items, along with net earnings (loss), are components of comprehensive income (loss).

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,
	2002	2001
Gains on available-for-sale securities	$11,670	28,757
Gains realized	(23,231)	(30,850)

Net unrealized losses	$(11,561)	(2,093)

Recent Pronouncements. In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (“FIN 45”), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to materially affect the consolidated financial statements.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities

Securities have been classified according to management’s intent. The carrying amount of securities and their approximate fair values are as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
At December 31, 2002:
Available for Sale:
Mutual funds	$988,944	—	(678)	988,266
Mortgage-backed securities	3,044,450	22,768	—	3,067,218

	$4,033,394	22,768	(678)	4,055,484

Held to Maturity-
Corporate debt securities	$23,008	—	—	23,008

At December 31, 2001:
Available for Sale:
Mutual funds	4,699,119	341	—	4,699,460
Mortgage-backed securities	2,654,975	33,310	—	2,688,285

	$7,354,094	33,651	—	7,387,745

Held to Maturity-
Corporate debt securities	$71,848	—	—	71,848

For the years ended December 31, 2002 and 2001, proceeds from the sales of securities available for sale amounted to $3,424,363 and $2,381,604, respectively, and gross realized gains amounted to $23,231 and $30,850, respectively.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans

The components of loans are as follows:

	At December 31,
	2002	2001
Residential real estate	$40,596,026	30,541,217
Commercial real estate	9,613,437	6,945,627
Commercial	1,899,782	1,042,881
Consumer	2,001,196	1,785,556

Total loans	54,110,441	40,315,281
Allowance for loan losses	(317,387)	(256,000)
Net deferred loan fees	263,859	174,161

Loans	$54,056,913	40,233,442

An analysis of the change in the allowance for loan losses follows:

	Year Ended December 31,
	2002	2001
Beginning balance	$256,000	200,000
Provision for loan losses	67,976	56,000
Recoveries	(6,589)	—

Ending balance	$317,387	256,000

Impaired loans, all collateral dependent, were as follows:

	Year Ended December 31,
	2002	2001
Balance at end of year	$871,457	—
Average balance during year	925,936	—
Total related allowance for losses	75,164	—
Interest income recognized on impairment loans	—	—
Interest income received on impairment loans	—	—

Nonaccrual and past due residential real estate mortgage loans were as follows (in thousands):

	At December 31,
	2002	2001
Nonaccrual loans	$3,242	197
Past due ninety days or more, but still accruing	212	444

	$3,454	641

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Premises and Equipment

A summary of premises and equipment follows:

	At December 31,
	2002	2001
Furniture and equipment	$494,409	363,622
Leasehold improvements	657,919	233,504
Computer software	348,362	320,672

Total cost	1,500,690	917,798
Less accumulated depreciation and amortization	575,145	351,181

Premises and equipment, net	$925,545	566,617

The Company leases its office facilities under operating leases. The leases provide for escalations based on changes in the consumer price index and as stipulated in the lease and renewal options. Rent expense for 2002 and 2001 was $257,537 and $137,954, respectively. Future minimum rental commitments under the noncancellable lease are as follows:

Year Ending December 31,	Amount
2003	$216,007
2004	223,094
2005	230,400
2006	237,929
2007	154,551
Thereafter	469,500

$1,531,481

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5) Deposits

The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000 was approximately $19.0 million and $11.7 million at December 31, 2002 and 2001, respectively.

A schedule of maturities of time deposits follows:

Year Ending December 31,	Amount
2003	$24,457,769
2004	8,692,527
2005	3,528,308
2006	2,410,225
2007	6,658,433

$45,747,262

(6) Other Borrowings

Securities sold under agreements to repurchase were delivered to and are being held in safekeeping by a broker-dealer (the related party described in Note 13) who arranged the transactions. The agreements at December 31, 2001 mature within one month. Information concerning agreements to repurchase is summarized as follows:

	Year Ended December 31,
	2002	2001
Average balance during year	$1,334,701	3,160,958

Average interest rate during year	2.11%	4.67%

Maximum month-end balance during year	$3,098,000	4,310,000

Securities pledged as collateral for the agreements	$—	2,012,500

Agreements with broker/dealer	$—	1,970,000

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7) Federal Home Loan Bank Advances

Maturities and interest rates of Federal Home Loan Bank of Atlanta (“FHLB”) advances consisted of the following:

Maturity Year Ending December 31,	Interest Rate At December 31,	Balance At December 31,
		2002	2001
2006	4.65%	$1,000,000	1,000,000
2007	4.80%	1,500,000	—
2011	4.48% – 4.75%	2,900,000	2,900,000

Total		$5,400,000	3,900,000

The advances maturing in 2011 contain certain call provisions. The FHLB has the option to call $1.8 million beginning in February 2003 and quarterly thereafter and to call $1.1 million only in September 2006. In the event the FHLB exercises the call options, the Bank can either repay the advance or convert to an adjustable rate advance.

The collateral agreement with the FHLB includes a specific collateral lien requiring the Company to maintain qualifying first mortgage loans and all of the FHLB stock as pledged collateral. At December 31, 2002 and 2001, $11.2 million and $13.3 million, respectively in qualifying first mortgage loans and the FHLB stock were pledged as collateral. At December 31, 2002 and 2001, securities available for sale with a carrying value of $2,048,142 and $675,785, respectively, were also pledged.

(8) Other Borrowings

At December 31, 2002, the Company had a floating-rate line of credit of $1.0 million bearing interest at the prime rate minus ½% with a floor of 5.0% (5.0% at December 31, 2002). The line is collateralized by 100% of the Bank’s common stock. Under the terms, interest is payable quarterly beginning in July 2002, with the principal balance due at maturity (December 31, 2003). At December 31, 2002, $900,000 was outstanding.

(9) Stock Options and Warrants

On May 26, 2000, the Company established the 2000 Stock Option Plan for employees and directors. A total of 56,408 shares of common stock have been reserved for the Plan. At December 31, 2002 and 2001, no options have been granted under the Plan.

The Company’s shareholders approved the issuance of warrants to the founding directors to purchase common shares in an amount up to 10% of the Company’s outstanding common stock. The price is $10 per share. The warrants are to be exercisable for five years from the date of issuance. At December 31, 2002 and 2001, 56,408 warrants were issued and remain outstanding.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10) Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and unused lines of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and unused lines of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

A summary of the contractual amounts of the Company’s financial instruments with off balance sheet risk at December 31, 2002 follows (in thousands):

Contract Amount
Commitments to sell loans	$9,502

Unused lines of credit	$2,287

Commitments to extend credit	$5,304

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(11) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

(12) Related Parties

The Company has entered into transactions with officers, directors and principal stockholders in the ordinary course of business. The deposit balances outstanding to these related parties were $936,570 and $859,758 at December 31, 2002 and 2001, respectively. The loan balances outstanding to these related parties were $106,937 and $162,679 at December 31, 2002 and 2001, respectively.

The Company purchased certain of its available for sale securities, its held to maturity securities and its money market fund from a related company. The Company’s chairman of the board is an officer and shareholder of the related company. One security, with a carrying value of approximately $1.0 million at December 31, 2002 is being held in safekeeping for the Company by this same related company. There were no securities held in safekeeping for the Company by this same related company at December 31, 2001. Management believes that all transactions with related parties occurred at an arm’s length and in the normal course of business.

(13) Credit Risk

The Company grants the majority of its loans to borrowers throughout Miami-Dade, Broward and Palm Beach Counties, Florida. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy of the Miami-Dade, Broward and Palm Beach Counties.

(14) Stockholders’ Equity

Each stockholder of the Company entered into a stockholder’s agreement. The stockholder’s agreement contains certain restrictive provisions and covenants, as defined, regarding the transfer and/or redemption of stock held by any stockholder.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Financial Statements, Continued

(15) Regulatory Matters

Banking regulations place certain restrictions on dividends.

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands).

	For Capital Adequacy				Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Actual		Purposes
	Amount	%	Amount	%	Amount	%
As of December 31, 2002:
Total capital to Risk – Weighted assets	$5,199	10.48%	$3,968	8.00%	$4,960	10.00%
Tier I Capital to Risk – Weighted Assets	4,882	9.84	1,984	4.00	2,976	6.00
Tier I Capital to Total Assets	4,882	6.30	3,099	4.00	3,874	5.00

As of December 31, 2001:
Total capital to Risk – Weighted assets	4,355	12.55	2,776	8.00	3,470	10.00
Tier I Capital to Risk – Weighted Assets	4,099	11.81	1,388	4.00	2,082	6.00
Tier I Capital to Total Assets	4,099	6.20	2,644	4.00	3,305	5.00

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16) Loss on Fraudulent Loans

During 2002, the Company provided $430,000 for losses resulting from fraudulently obtained loans on two properties in Palm Beach County. These loans totaled approximately $1.2 million and were originally sold to investors in the secondary mortgage market. The contract with the investor requires the Company to repurchase any loan that defaults within the first 90 days subsequent to sale or at anytime where there is evidence that the loans were fraudulently obtained.

Management has filed causes of action against various defendants including but not limited to the real estate agent, the mortgage broker, the appraiser and an accountant for the borrowers under theories that include conspiracy to defraud. Management believes that some of these parties have assets or insurance that would cover the losses recognized by the Company, however there is no assurance that the Company will recover any of this amount.

(17) Holding Company Financial Information

The Holding Company’s unconsolidated financial information is as follows:

Condensed Balance Sheets

	At December 31,
	2002	2001
Assets

Cash and cash equivalents	$15,250	—
Investment in subsidiary	4,904,259	4,132,970
Due from subsidiary	—	30,724

Total assets	$4,919,509	4,163,694

Liabilities and Stockholders’ Equity

Other borrowings	900,000	—
Due to subsidiary	20,622	—
Stockholders’ equity	3,998,887	4,163,694

Total liabilities and stockholder’s equity	$4,919,509	4,163,694

Condensed Statements of Earnings

	Year Ended December 31,
	2002	2001
Revenues	$—	—
Expenses	(41,071)	(19,276)
Loss before (loss) earnings of subsidiary	(41,071)	(19,276)
(Loss) earnings of subsidiary	(112,175)	55,169

Net (loss) earnings	$(153,246)	35,893

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(17) Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31,
	2002	2001
Cash flows from operating activities:
Net (loss) earnings	$(153,246)	35,893
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Undistributed loss (earnings) of subsidiary	112,175	(55,169)
Decrease in due from subsidiary	30,724	19,276
Increase in due to subsidiary	20,622	—

Net cash provided by operating activities	10,275	—

Cash flows from investing activity – Increase in investment in subsidiary	(895,025)	—

Cash flows from financing activity – Increase in other borrowings	900,000	—

Net increase in cash and cash equivalents	15,250	—

Cash and cash equivalents at beginning of the year	—	—

Cash and cash equivalents at end of year	$15,250	—

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Condensed Consolidated Balance Sheet

At September 30, 2003 (Unaudited)

Assets
Cash and due from banks	$2,454,442
Interest-bearing deposits with banks	506,831
Federal funds sold	723,000
Money-market fund	171,996

Cash and cash equivalents	3,856,269

Securities available for sale	8,782,857
Securities held to maturity	20,165
Loans, net of allowance for loan losses of $416,066	65,302,952
Loans held for sale	6,146,321
Foreclosed real estate	603,504
Premises and equipment	814,233
Federal Home Loan Bank stock, at cost	552,000
Accrued interest receivable	619,121
Other assets	807,061

Total assets	$87,504,483

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	2,655,985
Savings, money-markets and NOW deposits	28,466,879
Time deposits	39,456,841

Total deposits	70,579,705

Securities sold under agreements to repurchase	1,025,000
Federal Home Loan Bank advances	8,500,000
Other borrowings	600,000
Advance payments by borrowers for taxes and insurance	725,739
Official checks	507,484
Other liabilities	254,676

Total liabilities	82,192,604

Stockholders’ equity:
Preferred stock, $.01 par value 5,000,000 shares authorized, none issued and outstanding	—
Common stock, $.01 par value 15,000,000 shares authorized, 737,617 shares issued and outstanding	7,376
Additional paid-in capital	7,064,996
Accumulated deficit	(1,776,275)
Accumulated other comprehensive income	15,782

Total stockholders’ equity	5,311,879

Total liabilities and stockholders’ equity	$87,504,483

See Accompanying Notes to Condensed Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Condensed Consolidated Statements of Operations (Unaudited)

	Nine Months Ended September 30,
	2003	2002
Interest income:
Loans	$2,953,295	3,031,586
Securities	153,072	211,583
Other	45,736	56,185

Total interest income	3,152,103	3,299,354

Interest expense:
Deposits	1,564,507	1,469,702
Borrowings	225,073	220,569

Total interest expense	1,789,580	1,690,271

Net interest income	1,362,523	1,609,083

Provision for loan losses	144,286	52,976

Net interest income after provision for loan losses	1,218,237	1,556,107

Noninterest income:
Service charges and fees	176,701	193,210
Gain on sale of loans	1,081,859	733,361
Gain on sale of securities available for sale	—	11,759
Gain on sale of foreclosed real estate	18,659	—

Total noninterest income	1,277,219	938,330

Noninterest expenses:
Salaries and employee benefits	1,149,688	1,089,579
Occupancy and equipment expense	499,154	439,787
Professional fees	102,437	129,869
Loss on fraudulent loans	—	315,242
Other	590,459	620,919

Total noninterest expenses	2,341,738	2,595,396

Net earnings (loss)	$153,718	(100,959)

Basic earnings (loss) per share	$.24	(.18)

Weighted average number of shares outstanding	650,847	564,076

See Accompanying Notes to Condensed Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Condensed Consolidated Statement of Stockholders’ Equity

Nine Months Ended September 30, 2003 and 2002 (Unaudited)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Compre- hensive	Total Stockholders’
	Shares	Amount	Capital	Deficit	Income	Equity
Balance at December 31, 2001	564,076	$5,641	5,901,149	(1,776,747)	33,651	4,163,694

Comprehensive loss:

Net loss	—	—	—	(100,959)	—	(100,959)

Net change in unrealized gain on securities available for sale	—	—	—	—	(17,574)	(17,574)

Comprehensive loss						(118,533)

Balance at September 30, 2002	564,076	$5,641	5,901,149	(1,877,706)	16,077	4,045,161

Balance at December 31, 2002	564,076	5,641	5,901,149	(1,929,993)	22,090	3,998,887

Comprehensive income:

Net earnings	—	—	—	153,718	—	153,718

Net change in unrealized gain on securities available for sale	—	—	—	—	(6,308)	(6,308)

Comprehensive income						147,410

Proceeds from the sale of common stock (net of stock offering costs of $49,205)	173,541	1,735	1,163,847	—	—	1,165,582

Balance at September 30, 2003	737,617	$7,376	7,064,996	(1,776,275)	15,782	5,311,879

See Accompanying Notes to Condensed Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Nine Months Ended September 30,
	2003	2002
Cash flows from operating activities:
Net earnings (loss)	$153,718	(100,959)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation	175,821	165,572
Provision for loan losses	144,286	52,976
Originations of loans held for sale	(79,691,951)	(78,521,571)
Proceeds from sale of loans held for sale	85,557,383	82,261,120
Gain on loans sold	(1,081,859)	(733,361)
Gain on sale of securities available for sale	—	(11,759)
Gain on sale of foreclosed real estate	(18,659)	—
Loss on fraudulent loans	—	315,242
Loan fees deferred, net	(227,821)	(37,989)
Amortization of premiums and discounts on securities	11,125	1,245
(Increase) decrease in accrued interest receivable and other assets	(424,331)	446,186
Decrease in official checks and other liabilities	(64,283)	(102,249)

Net cash provided by operating activities	4,533,429	3,734,453

Cash flows from investing activities:
Purchases of securities available for sale	(4,900,938)	(3,029,778)
Net decrease (increase) in mutual funds	(1,543,434)	1,419,696
Principal repayments of securities available for sale	699,566	1,709,300
Maturities and calls of securities available for sale	1,000,000	2,000,000
Proceeds from sale of securities available for sale	—	544,422
Principal repayments of securities held to maturity	2,843	42,677
Net increase in loans	(14,061,477)	(5,518,845)
Purchase of Federal Home Loan Bank stock	(107,000)	(116,300)
Purchases of premises and equipment	(64,509)	(622,909)
Proceeds from sale of foreclosed real estate	2,914,430	—
Cash paid to reacquire fraudulent loans	—	(1,124,419)

Net cash used in investing activities	(16,060,519)	(4,696,156)

Cash flows from financing activities:
Net increase (decrease) in deposits	4,266,560	(2,277,952)
Net increase (decrease) in securities sold under agreement to repurchase	1,025,000	(1,490,000)
Net increase in Federal Home Loan Bank advances	3,100,000	1,500,000
Net (decrease) increase in other borrowings	(300,000)	900,000
Increase in advance payments by borrowers for taxes and insurance	671,635	26,669
Proceeds from the sale of common stock	1,165,582	—

Net cash provided by (used in) financing activities	9,928,777	(1,341,283)

Net decrease in cash and cash equivalents	(1,598,313)	(2,302,986)
Cash and cash equivalents at beginning of period	5,454,582	5,295,966

Cash and cash equivalents at end of period	$3,856,269	2,992,980

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$1,784,964	1,680,698

Noncash transactions:
Accumulated other comprehensive loss, net change in unrealized gain on securities available for sale	$(6,308)	(17,574)

Loans transferred to foreclosed real estate	$2,898,973	—

See Accompanying Notes to Condensed Consolidated Financial Statements.

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements (Unaudited)

(1) Description of Business and Summary of Significant Accounting Policies

General. In the opinion of management, the accompanying condensed consolidated financial statements of Horizon Financial Corp. (the “Company”) contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at September 30, 2003, and the results of operations and the cash flows for the nine-month periods ended September 30, 2003 and 2002. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

(2) Loan Impairment and Losses

The activity in the allowance for loan losses is as follows:

	September 30,
	2003	2002
Balance at beginning of period	$317,387	256,000
Provision for loan losses	144,286	52,976
Loan charge-offs	(50,343)	(6,589)
Recoveries	5,536	—

Balance at end of period	$416,866	302,387

Impaired	loans, all collateral dependent, were as follows:

	Nine Months Ended September 30,
	2003	2002
Balance at end of period	$1,272,271	1,372,273
Average balance during period	1,334,300	832,802
Total related allowance for losses	150,710	150,283
Interest income recognized on impairment loans	—	—
Interest income received on impairment loans	—	—

(3) Earnings Per Share

Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. The Company has no dilutive securities.

(continued)

HORIZON FINANCIAL CORP. AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements (Unaudited)

(4) Regulatory Matters

The Savings Bank is subject to various regulatory capital requirements administered by various regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank’s capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and percentages (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, at September 30, 2003, that the Savings Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2003, the most recent notification from the regulatory authorities categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Savings Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the table. There are no conditions or events since that notification that management believes have changed the Savings Bank’s category. The Savings Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands).

					Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	For Capital Adequacy
	Actual		Purposes
	Amount	%	Amount	%	Amount	%
At September 30, 2003:
Total capital (to Risk-Weighted Assets)	$6,179	12.56%	$3,935	8.00%	$4,919	10.00%
Tier I Capital (to Risk-Weighted Assets)	5,762	11.71	1,968	4.00	2,951	6.00
Tier I Capital
(to Average Assets)	5,762	6.59	3,496	4.00	4,370	5.00

(5) Merger

On December 18, 2003, the Company entered into a definitive agreement (the “Agreement”) to merge with Bancshares of Florida, Inc. (“BOFL”). Under the terms of the Agreement, BOFL will exchange shares of its common stock for all outstanding shares of the Company. The merger is subject to both regulatory and stockholder approval.

Appendix A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN BANCSHARES OF FLORIDA, INC.

AND HORIZON FINANCIAL CORP.

Filed with the SEC on Form 8-K on December 18, 2003

Incorporated by reference

Appendix B

TITLE 36. Business Organizations

CHAPTER 607 Section 607.1301 - 1320. DISSENTERS’ RIGHTS

607.1301. Dissenters’ rights; definitions

The following definitions apply to ss. 607.1302 and 607.1320:

(1) “Corporation” means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Fair value,” with respect to a dissenter’s shares, means the value of the shares as of the close of business on the day prior to the shareholders’ authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(3) “Shareholders’ authorization date” means the date on which the shareholders’ vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

Ch. 89-154

607.1302. Right of shareholders to dissent

(1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party:

1. If the shareholder is entitled to vote on the merger, or

2. If the corporation is a subsidiary that is merged with its parent under s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

(b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(c) As provided in s. 607.0902(11), the approval of a control-share acquisition;

(d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;1

(e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

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2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation; or

(f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

(2) A shareholder dissenting from any amendment specified in paragraph (1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

(3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder’s rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

(4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

(5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

Ch.97-102

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607.1320. Procedure for exercise of dissenters’ rights

(1)(a) If a proposed corporate action creating dissenters’ rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters’ rights and be accompanied by a copy of ss. 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters’ rights shall:

1. Deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for his or her shares if the proposed action is effectuated, and

2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

(b) If proposed corporate action creating dissenters’ rights under s. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of ss. 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for the shareholder’s written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

(2) Within 10 days after the shareholders’ authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

(3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder’s name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder’s election to dissent is filed with the corporation.

(4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if: (a) Such demand is withdrawn as provided in this section;

Page -3-

(b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

(c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

(d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

(5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders’ authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders’ authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

(a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

(b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

(6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

(7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The

Page -4-

court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

(8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

(9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

(10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

Ch. 97-102

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Appendix C

[Letterhead of Kendrick, Pierce Securities, Inc.]

December 18, 2003

Board of Directors

Horizon Financial Corp.

1851 NW 125th Ave.

Suite 100

Pembroke Pines, FL 33028

Dear Members of the Board:

We understand that Bancshares of Florida, Inc. (“Bancshares”), a Florida corporation, and Horizon Financial Corp (“Horizon”), a Florida corporation, have entered into an Agreement and Plan of Merger (the “Agreement”) dated December 18, 2003, pursuant to which the Board of Directors of both Bancshares and Horizon have determined that it is in the best interests of their respective shareholders to merge their respective holding companies in a transaction pursuant to which Horizon will be merged with and into Bancshares (the “Merger”). At the Effective Time of the Merger (as defined in the Agreement) each share of Horizon Common Stock issued and outstanding on the Effective Time shall be converted into and exchangeable for the right to receive shares of Bancshares Common Stock (“Per Share Consideration”) as set forth in section 2.1 (i)-(vi) of the Agreement. Additionally, each Horizon Stock Option and Stock Warrant outstanding shall be converted into shares of Bancshares Common Stock or cash pursuant to Sections 2.3 and 2.4 of the Agreement. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Merger to the shareholders of Horizon.

Kendrick, Pierce Securities, Inc. (“Kendrick, Pierce”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We are familiar with Horizon, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement. We are also familiar with Bancshares, through our continued Merger negotiations and due diligence.

We were retained by Horizon to act as its financial advisor in connection with the Merger. We will receive compensation from Horizon in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. Horizon has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

(ii)	reviewed certain historical publicly available business and financial information concerning Bancshares and Horizon;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning Bancshares and Horizon;

Board of Directors

Horizon Financial Corp.

(iv)	analyzed certain financial projections prepared by the respective management teams of Bancshares and Horizon;

(v)	conducted meetings with members of the senior management of Bancshares and Horizon for the purpose of reviewing the future prospects of Bancshares and Horizon, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings and revenue enhancements expected to be achieved as a result of the Merger;

(vi)	evaluated the pro forma contribution of Horizon’s assets, liabilities, equity and earnings to the pro forma company;

(vii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving thrifts and thrift holding companies that we considered relevant;

(viii)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(ix)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions, our experience in other transactions, and our knowledge of the banking industry as well as our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Bancshares and Horizon and in the discussions with the Bancshares and Horizon management teams. In that regard, we have assumed that the financial forecasts, including, without limitation, the amount and timing of cost savings and projections regarding under-performing and non-performing assets and net charge-offs, have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Bancshares and Horizon and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for Bancshares and Horizon are, in the aggregate, adequate to cover such losses. We were not retained to, and did not conduct, a physical inspection of any of the properties or facilities of Bancshares or Horizon. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Bancshares and Horizon, and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase-of-interests under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Bancshares and Horizon. In rendering this opinion, we have been advised by Bancshares and Horizon and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger. We have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Horizon or the contemplated benefits of the Merger that would have a material adverse effect on Bancshares or the surviving corporation. We have also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of Bancshares or the surviving corporation after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

This letter is solely for the information of the Board of Directors of Horizon and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Horizon Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Per Share Consideration detailed in the Agreement and payable to the shareholders of Horizon by Bancshares is fair for Horizon’s shareholders, from a financial point of view.

Sincerely,

Kendrick, Pierce Securities, Inc.

/s/Kendrick, Pierce Securities, Inc.

Appendix D

[Letterhead of Advest, Inc.]

Opinion of Advest, Inc.

December 18, 2003

Board of Directors

Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, Florida 34110

Members of the Board:

Bancshares of Florida, Inc. (“Bancshares”) and Horizon Financial Corp. (“Horizon”) have entered into an Agreement and Plan of Merger dated December 18, 2003 (the “Agreement”). The Agreement provides, among other things, that Horizon shall merge with and into Bancshares (“the Merger”) with Bancshares being the surviving entity. The Agreement further provides that, upon consummation of the Merger, each share of Horizon common stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive one share of Bancshares common stock, subject to possible adjustment under certain circumstances. The terms and conditions of the proposed transactions are described in further detail in the Agreement.

The Agreement is expected to be considered by the shareholders of both Bancshares and Horizon at a Special Shareholders Meeting to be held by each at Bancshares and Horizon, and the Merger consummated shortly after the receipt of shareholder, state and federal regulatory approvals.

You have asked us whether, in our opinion, the stock consideration to be paid to Horizon shareholders is fair, from a financial point of view, to Bancshares and its shareholders.

Advest, Inc. (“Advest”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate finance transactions. In connection with the opinion set forth below, we have reviewed, among other things: the Agreement including the exhibits and schedules thereto; the Annual Reports for Horizon for the years ended December 31, 2002 and 2001; the quarterly Thrift Financial Reports as filed with the Office of Thrift Supervision for Horizon for the periods ended March 31, 2003 and June 30, 2003; the press release for Horizon reflecting financial results for the period ended September 30, 2003; internal and unaudited financial information for both Bancshares and Horizon for the period ended September 30, 2003; certain financial analyses and forecasts of Horizon and Bancshares, which were prepared by the respective managements of Horizon and Bancshares; certain comparative financial and operating data on the banking and thrift industry and certain institutions which we deemed to be comparable

Board of Directors

Bancshares of Florida, Inc.

December 18, 2003

to Horizon; the historical market prices and trading activity for the common stock of Horizon and Bancshares relative to other publicly-traded companies which we deemed to be comparable to each institution; the pro forma financial impact on Bancshares of the Merger; and certain bank and thrift mergers and acquisitions on a regional and nationwide basis for institutions which we deemed to be comparable to Horizon. In addition, we compared the consideration offered in this transaction with the consideration paid in such other mergers and acquisitions for institutions which we deemed comparable to Horizon; we conducted limited discussions with members of senior management of each of Horizon and Bancshares concerning the financial condition, business and prospects of each respective company; and we reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

In performing our review and preparing this opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information made available to us for the purpose of this opinion. We have not independently verified such information nor have we undertaken an independent evaluation of the assets and liabilities of Horizon and we do not assume any responsibility or liability for such. We did not make any independent evaluation of the adequacy of the allowance for loan losses of Horizon. With respect to financial projections prepared by Horizon management, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the future financial performance of Horizon and we express no opinion as to the financial projections or the assumptions on which they are based. We have assumed in all respects material to our analysis that all of the representation and warranties contained in the Agreement and all related agreements, are true and correct, that each party to such agreements will perform all of the covenants required by such party under the agreement, and that the conditions precedent in the Agreement are not waived. We have also assumed for purposes of this opinion that there has been no material change in the financial condition of Horizon from that reflected in the Thrift Financial Report for the quarter and nine months ended September 30, 2003 filed with the Office of Thrift Supervision. Advest has been retained by the Board of Directors of Bancshares to act as financial advisor to Bancshares with respect to the Merger and will receive a fee for its services including a fee for this opinion.

This opinion is necessarily based upon circumstances and conditions as they exist and can be evaluated by us as of the date of this letter. Our opinion is directed to the Board of Directors of Bancshares for its internal use only. Any other use or publication of all or part of this opinion must be granted, in advance, by the written consent of Advest.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Bancshares. We may also actively trade the equity securities of Bancshares for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. During January of 2003, Advest managed the underwritten public offering of common stock of Bancshares and is, and has been since December of 2002, a market-maker in Bancshares’ stock.

In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the cash consideration to be paid by Bancshares is fair, from a financial point of view, to Bancshares and its shareholders.

Very truly yours,

Advest, Inc.

By:	/s/ Michael T. Mayes
Michael T. Mayes
Senior Managing Director and Co-Head of Investment Banking

Appendix E

Proposed Employee Severance Agreement

BANK OF FLORIDA

EMPLOYEE SEVERANCE AGREEMENT

THIS EMPLOYEE SEVERANCE AGREEMENT (“Agreement”) is entered into by and between Bank of Florida (“Employer”) and Thomas E. Lunak (“Employee”).

WHEREAS, in recognition of Employee’s present and continuing contribution to Employer, Employer wishes to protect Employee’s position therewith in the manner provided in this Agreement in the event Employer terminates Employee without “just cause” (as defined in Section 1[a], below);

NOW, THEREFORE, in consideration of Employee’s management position, contribution and responsibilities, Employer hereby agrees to provide Employee with certain severance benefits as specifically provided herein.

SECTION 1 - DEFINITIONS

(a) Termination for “just cause” means termination because of Employee’s personal dishonesty, incompetence, willful misconduct, material breach of fiduciary duty, intentional failure to perform stated duties, willful misconduct, material breach of fiduciary duty, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order. In determining “incompetence,” the acts or omissions shall be measured against standards generally prevailing in the banking industry. No act, or failure to act on Employee’s part, shall be considered “willful” unless done, or omitted to be done, by Employee not in good faith and without reasonable belief that his action or omission was in the best interest of Employer; provided that any act or omission to act on Employee’s behalf in reliance upon advice or written opinion of Employer’s counsel shall not be deemed to be willful.

(b) “Change in Control” means an event that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”) or any successor disclosure item; provided that, without limitation, such a Change in Control (as set forth in 12 U.S.C. Section 1841[a][2] of the Bank Holding Company Act of 1956, as amended) shall be deemed to have occurred if any person (as such term is used in Sections 13[d] and 14[d] of the Exchange Act), other than any person who on the date hereof is a director or officer of Employer or of Bancshares of Florida, Inc. (“BOFL”): (i) directly or indirectly, or acting through one or more other persons, owns, controls or has power to vote 25% or more of any class of the then outstanding voting securities of Employer or of BOFL; or (ii) controls in any manner the election of the directors of Employer or of BOFL. For purposes of this Agreement, a “Change in Control”) shall be deemed not to have occurred in connection with a reorganization, consolidation, or merger of Employer or of BOFL where the stockholders of Employer or of BOFL, immediately before the consummation of the transaction, will own over 50% of the total combined voting power of all classes of stock entitled to vote of the surviving entity immediately after the transaction.

(c) “Protected Period” means the term of this Agreement and six months following termination hereof.

SECTION 2 - TERM OF AGREEMENT

This Agreement shall remain in effect for two years commencing on                     , 2004 (the “Effective Date”), and terminating on                      (such initial two year period being referred to as the “Initial Term”).

On the second anniversary of the Effective Date and on each succeeding anniversary thereafter until the Employee’s 65th birthday, the term of this Agreement shall be automatically extended for one additional year. However, either party may terminate such renewals of this Agreement by giving the other party written notice of its intent not to renew at least 30 days prior to any anniversary of the Effective Date.

The Board shall, prior to any renewal taking effect, review Employee’s performance and this Agreement to determine if the Agreement’s renewals should be continued. The Board’s decision shall be included in its meeting minutes.

SECTION 3 - PAYMENTS TO EMPLOYEE

(a) Within the Initial Term, if Employer terminates Employee’s employment without “just cause,” Employee shall be entitled to receive the termination benefits described in Section 4 hereof.

(b) Following a Change in Control and within the Protected Period, if either: (i) Employer terminates Employee’s employment without “just cause;” or (ii) Employee terminates his own employment for any reason, Employee shall be entitled to receive the termination benefits described in Section 4 hereof.

SECTION 4 - TERMINATION BENEFITS

(a) Upon a termination described in Section 3(a), Employer shall pay Employee, as severance pay, a sum equal to one-and-one-half years’ “highest annual base salary.” For purposes of this Agreement, Employee’s “highest annual base salary” shall mean the Employee’s highest base salary during the three years immediately preceding Employee’s termination. Such payment shall be made in one lump sum payment within 30 days of such a termination of employment.

(b) Upon a termination described in Section 3(b), Employer or its successor(s) shall:

(i)	pay Employee, or in the event of his subsequent death, his estate, as severance pay, a sum equal to two-and-one-half years’ “highest annual base salary.” Such payment shall be made in one lump sum payment within 30 days of such a termination of employment.

(iii)	continue to provide life, health and disability coverage (“Coverage”) comparable to the coverage maintained by Employer for Employee prior to his severance. Such Coverage shall cease upon the earlier of Employee obtaining new employment and receiving similar Coverage through another employer, which provides comparable coverage, or one year from the date of Employee’s termination.

SECTION 5 - SUSPENSION OF OBLIGATIONS

(a) If Employee is suspended form office and/or temporarily prohibited from participating in the conduct of Employer’s affairs pursuant to an action brought by the Florida Department of Financial Services or the Federal Deposit Insurance Corporation (either referred to herein as a “Regulatory Agency”), Employer’s obligations under this Agreement shall be suspended as of the date of such action. The obligations of this Agreement shall be reinstated if the charges of the Regulatory Agency are subsequently dismissed, or if the Employee is otherwise determined to be not guilty of such charges.

(b) If Employee is removed from office and/or permanently prohibited from participating in the conduct or affairs of Employer by a final order resulting from an action brought by a Regulatory Agency, all obligations of Employer under this Agreement shall terminate as of the effective date of such order.

SECTION 6 - NOTICE OF TERMINATION

Any termination by Employer or Employee shall be communicated by a Notice of Termination to the Employee. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice, which shall indicate and shall set forth in reasonable detail the facts and circumstances claimed to provide a bases for termination of Employee’s employment for just cause, if such termination is for just cause.

SECTION 7 - AGREEMENT NOT TO COMPETE

(a) In consideration of the benefits and protections of this Agreement, Employee agrees that during the term of this Agreement, and for a period of six months following the termination of Employee’s employment for any reason, Employee shall not become employed, directly or indirectly, whether as an employee, independent contractor, consultant, or otherwise, with any federally-insured financial institution, financial holding company, bank holding company, or other financial services provider located in Broward or Palm Beach Counties, Florida that offers similar products or services as those offered by the Employer, or with any person or entity whose intent it is to organize another such company or entity located in Broward or Palm Beach Counties, Florida.

(b) Employee hereby agrees that the duration of the anti-competitive covenant set forth herein is reasonable, and that its geographic scope is not unduly restrictive.

(c) The parties acknowledge and agree that money damages cannot fully compensate Employer in the event of Employee’s violation of the provisions of this Section 7. Thus, in the event of a breach of any of the provision of this Section 7, Employee agrees that Employer, upon application to a court of competent jurisdiction, shall be entitled to an injunction restraining Employee from any further breach of the terms and provision of this Section 7. Employee’s sole remedy, in the event of the wrongful entry of such injunction, shall be the dissolution of such injunction. Employee hereby waives any and all claims for damages by reason of the wrongful issuance of any such injunction.

SECTION 8 - MODIFICATION AND WAIVER

(a) This Agreement may not be modified or amended except as agreed to in writing by the parties hereto.

(b) No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future, or as to any act other than that specifically waived.

SECTION 9 - ARBITRATION

The parties agree that, except for the specific remedies for injunctive relief as contained in Section 7, any controversy or claim arising out of or relating to this Agreement or any breach hereof, including, without limitation, any claim that this Agreement or any portion hereof is invalid, illegal or otherwise voidable, shall be submitted to binding arbitration before and in accordance with the rules of the American Arbitration Association and judgment upon the determination and/or award of such arbitrator(s) may be entered in any court having jurisdiction thereof. Provided, however, that this Section shall not be construed to permit the award of punitive damages to either party. The situs of any arbitration shall be in Broward County, Florida.

SECTION 10 - ATTORNEYS’ FEES

In the event of any proceeding occurring out of or involving this Agreement, the prevailing party shall be entitled to recovery of reasonable attorneys’ fees, expenses and costs, including fees and costs to enforce an award.

SECTION 11 - SEVERABILITY

The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

SECTION 12 - HEADINGS FOR REFERENCE ONLY

The headings of the Sections herein are included solely for convenience of reference and shall not control the meaning or the interpretation of any of the provision of this Agreement.

SECTION 13 - APPLICABLE LAW AND VENUE

This Agreement shall be governed in all respects and be interpreted by and under the laws of the State of Florida. Any litigation regarding this Agreement shall be brought in the appropriate court in Broward County, Florida.

SECTION 14 - SUCCESSORS

Employer shall require any successor to the business and/or assets of Employer to assume and agree in writing to perform its obligations under this Agreement.

SECTION 15 - NO CONTRACT OF EMPLOYMENT

This Agreement shall not, under any circumstances, be deemed to constitute an employment contract between Employer and Employee or to be in consideration of or an inducement for the employment of Employee. Nothing contained in this Agreement shall be deemed to give Employee the right to be retained in the service of Employer, or to interfere with the right of Employer to discharge Employee at any time.

SECTION 16 - LIMITATION OF RIGHTS

Neither this Agreement, nor any amendment hereof, nor the payment of any benefits hereunder shall be construed as giving Employee or other person any legal or equitable right against Employer except as expressly herein.

IN WITNESS WHEREOF, Employer and Employee have duly executed this Agreement this      day of                     , 2004.

EMPLOYEE	BANK OF FLORIDA

By
Thomas A. Lunak		Martin P. Mahan, President and Chief Executive Officer

This Joint Proxy Statement/Prospectus incorporates important business and financial information that is not included in, or delivered with, this document. This information is available without charge to shareholders upon written or verbal request. Shareholders should contact Michael L. McMullan, President and Chief Executive Officer, Bancshares of Florida, Inc., 1185 Immokalee Road, Naples, Florida 34110, or Thomas E. Lunak, President and CEO, Horizon Financial Corp., 1851 NW 125th Avenue, Suite 100, Pembroke Pines, Florida. In order to obtain timely copies of such information free of charge Horizon shareholders must request the information no later than March 10, 2004, and Bancshares of Florida shareholders must request the information no later than April 1, 2004.